SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of February 2006, which includes financial statements for the year ended December 31, 2005

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F √	Form 40-F

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes	No √

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Year Ended December 31, 2005

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (see Note 2 – Summary of Significant Accounting Policies and Practices to the accompanying audited consolidated financial statements for a list of these subsidiaries, including a description of their respective principal business activities).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying audited consolidated financial statements and the related notes. Our financial statements, and the financial information discussed below, have been prepared in accordance with Philippine generally accepted accounting principles, or Philippine GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States.

The financial information appearing in this report and in the accompanying audited consolidated financial statements is stated in Philippine pesos. All references to “pesos,” “Philippine pesos” or “Php” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “¥” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying audited consolidated financial statements were made based on the exchange rate of Php53.062 to US$1.00, the volume weighted average exchange rate at December 31, 2005 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	December 31,		Increase (Decrease)
	2005	2004	Amount	%
(in millions, except for operational data, exchange rates and earnings per common share)
Consolidated Balance Sheets
Total assets	Php251,984	Php264,751	(Php12,767)	(5)
Property, plant and equipment	176,974	194,525	(17,551)	(9)
Cash and cash equivalents and short-term investments	32,810	31,194	1,616	5
Total equity	74,369	47,187	27,182	58
Interest-bearing financial liabilities	116,616	164,729	(48,113)	(29)
Notes payable and long-term debt	103,544	149,088	(45,544)	(31)
Net debt to equity ratio(1)	0.95x	2.50x	–	–

	Years ended December 31,		Increase (Decrease)
	2005	2004	Amount	%

Consolidated Statements of Income
Revenues and other income	Php125,721	Php126,204	(Php483)	–
Service income	121,060	115,206	5,854	5
Expenses	87,106	93,272	(6,166)	(7)
Income before income tax	38,615	32,932	5,683	17
Net income attributable to equity holders	34,112	28,031	6,081	22
Net income	34,479	27,959	6,520	23
Net income margin	27%	22%	–	–
Earnings per common share – basic	189.96	156.14	33.82	22
Consolidated Statements of Cash Flows
Net cash provided by operating activities	74,903	74,287	616	1
Net cash used in investing activities	11,690	23,939	(12,249)	(51)
Capital expenditures	14,990	21,162	(6,172)	(29)
Net cash used in financing activities	59,484	42,330	17,154	41
Operational Data
Number of cellular subscribers	20,408,621	19,208,232	1,200,389	6
Number of fixed lines in service	2,113,799	2,152,027	(38,228)	(2)
Number of employees	18,926	18,433	493	3

Exchange Rates	Php per US$	Php per JP¥

December 31, 2005	Php53.062	Php0.4504
December 31, 2004	56.341	0.5495
December 31, 2003	55.586	0.5193

______________

(1)     Net debt is derived by deducting cash and cash equivalents and short-term investment from long-term debt.

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into three main segments:

•            Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, and Pilipino Telephone Corporation, or Piltel, our cellular service providers; Meridian Telekoms, Inc., or Meridian, our wireless broadband provider; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator, Mabuhay Satellite Corporation, or Mabuhay Satellite, ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, and Telesat, Inc., or Telesat, our satellite and very small aperture terminal, or VSAT, operators;

•            Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries PLDT Clark Telecom, Inc., Subic Telecommunications Company, Inc., PLDT-Maratel, Inc., Piltel and Bonifacio Communications Corporation, which together account for approximately 3% of our consolidated fixed lines in service, and PLDT Global Corporation; and

•            Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT, Inc.; call center services provided by ePLDT’s subsidiaries Parlance Systems, Inc., or Parlance, Vocativ Systems, Inc., or Vocativ, and ePLDT Ventus, Inc., or Ventus; internet access and gaming services provided by ePLDT’s subsidiaries, Infocom Technologies, Inc. or Infocom, Digital Paradise, Inc., or Digital Paradise, Digital Paradise Thailand, Ltd., or Digital Paradise Thailand, netGames, Inc., or netGames, and Airborne Access Corporation, or Airborne Access; and e-commerce, and IT-related services provided by other investees of ePLDT, as discussed in Note 9 – Investments in Associates to the accompanying audited consolidated financial statements.

We registered total revenues and other income of Php125,721 million in 2005, a decrease of Php483 million as compared to Php126,204 million in 2004, primarily due to the decline in our non-service revenues and other income with the Php4,419 million gain recognized in relation to Piltel’s debt exchange transaction in 2004, partially offset by a Php5,854 million, or 5%, net increase in our service revenues.

Expenses decreased by Php6,166 million, or 7%, to Php87,106 million in 2005 from Php93,272 million in 2004, largely resulting from decreases in financing costs which were mostly driven by the appreciation of the Philippine peso against the U.S. dollar and Japanese yen and lower cost of sales, partly offset by an increase in depreciation and amortization expense.

As a result of the foregoing, our net income increased by Php6,520 million, or 23%, to Php34,479 million in 2005 from Php27,959 million in 2004. Consequently, basic earnings per common share increased by 22% from Php156.14 in 2004 to Php189.96 in 2005.

Results of Operations

The table below shows the contribution by each of our business segments to our revenues and other income, expenses and net income (losses) for the years ended December 31, 2005 and 2004. Most of our revenues are derived from our operations within the Philippines.

	Wireless		Fixed Line		ICT		Inter-segment Transactions	Total
(in millions)
For the year ended December 31, 2005
Revenues and other income	Php78,835		Php49,990		Php3,438		(Php6,542)	Php125,721
Service	74,675		49,663		2,953		(6,231)	121,060
Non-service	2,711		41		351		(116)	2,987
Equity share in net income of associates	–		–		7		–	7
Other income	1,449		286		127		(195)	1,667
Expenses	40,371		49,897		3,380		(6,542)	87,106
Income before income tax	38,464		93		58		–	38,615
Net income attributable to equity shareholders	33,222		768		122		–	34,112
Net income	33,664		769		46		–	34,479

For the year ended December 31, 2004
Revenues and other income	79,723		48,810		2,415		(4,744)	126,204
Service	69,015		48,486		2,080		(4,375)	115,206
Non-service	6,111		–		321		(163)	6,269
Other income	4,597		324		14		(206)	4,729
Expenses	48,020		46,958		3,038		(4,744)	93,272
Income (loss) before income tax	31,703		1,852		(623)		–	32,932
Net income (loss) attributable to equity shareholders	27,435		1,289		(693)		–	28,031
Net income (loss)	27,387		1,267		(695)		–	27,959

	Amount	%	Amount	%	Amount	%	Amount	Amount	%
Increase (Decrease)
Revenues and other income	(Php888)	(1)	Php1,180	2	Php1,023	42	(Php1,798)	(Php483)	–
Service	5,660	8	1,177	2	873	42	(1,856)	5,854	5
Non-service	(3,400)	(56)	41	100	30	9	47	(3,282)	(52)
Equity share in net income of associates	–	–	–	–	7	100	–	7	100
Other income	(3,148)	(68)	(38)	(12)	113	807	11	(3,062)	(65)
Expenses	(7,649)	(16)	2,939	6	342	11	(1,798)	(6,166)	(7)
Income (loss) before income tax	6,761	21	(1,759)	(95)	681	109	–	5,683	17
Net income (loss) attributable to equity shareholders	5,787	21	(521)	(40)	815	118	–	6,081	22
Net income (loss)	6,277	23	(498)	(39)	741	107	–	6,520	23

Wireless

Revenues and Other Income

Our wireless business segment offers cellular services as well as satellite, VSAT, wireless broadband, and other services.

The following table summarizes our service and non-service revenues and other income from our wireless business for the years ended December 31, 2005 and 2004 by service segment:

	Years ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
(in millions)
Wireless services:
Service Revenues
Cellular	Php71,998	91	Php66,782	83	Php5,216	8
Satellite, VSAT, wireless broadband and others	2,677	4	2,233	3	444	20
	74,675	95	69,015	86	5,660	8
Non-service Revenues
Sale of cellular handsets and SIM-packs	2,711	3	6,111	8	(3,400)	(56)

Other Income	1,449	2	4,597	6	(3,148)	(68)

Total Wireless Revenues and Other Income	Php78,835	100	Php79,723	100	(Php888)	(1)

Service Revenues

Our wireless service revenues increased by Php5,660 million, or 8%, to Php74,675 million in 2005 compared to Php69,015 million in 2004, mainly as a result of the growth of Smart’s and Piltel’s subscriber base. Accordingly, as a percentage of our total wireless revenues and other income, service revenues increased to 95% in 2005 from 86% in 2004.

Cellular Service

Our cellular service revenues consist of:

•         revenues derived from actual usage of the network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic air time loads, net of discounts given to dealers;

•         monthly service fees from postpaid subscribers, including (1) charges for calls in excess of allocated free local calls, (2) toll charges for national and international long distance calls, (3) charges for text messages of our service customers in excess of allotted free text messages, and (4) charges for value-added services, net of related content provider costs;

•         revenues generated from incoming calls and messages to our subscribers, net of interconnection expenses; fees from reciprocal traffic from international correspondents; and revenues from inbound international roaming calls for the service; and

•         other charges, including those for reconnection and migration.

Our cellular service revenues in 2005 amounted to Php71,998 million, an increase of Php5,216 million, or 8%, from Php66,782 million in 2004. Cellular service revenues accounted for 96% and 97% of our wireless service revenues in 2005 and 2004, respectively.

As at December 31, 2005, Smart and Piltel cellular subscribers reached 20,408,621, an increase of 1,200,389, or 6%, over their combined cellular subscriber base of 19,208,232 as at December 31, 2004. Prepaid subscribers accounted for 99% of our total subscriber base as at December 31, 2005 and 2004. Prepaid and postpaid net subscriber activations totaled 1,194,805 and 5,584, respectively, reflecting a total net activation of 1,200,389 in 2005. Postpaid subscribers as at December 31, 2005 were higher than as at December 31, 2004 primarily due to increased net activations in the last two quarters of 2005.

Smart markets nationwide cellular communications services under the brand names Smart Buddy, Smart Gold, addict mobile, addict mobile prepaid, or amp, Smart Infinity and Smart Kid prepaid. Smart Buddy, amp and Smart Kid prepaid are prepaid services while Smart Gold, Smart Infinity and addict mobile are postpaid services, which are all provided through Smart's digital network.

Piltel markets its cellular prepaid service under the brand name Talk ‘N Text which is provided through Smart’s network. On December 22, 2004, the Board of Directors of Smart and Piltel approved the amendment of Piltel’s and Smart’s revenue sharing arrangement of 50-50 for the Talk ‘N Text service to 80-20 in favor of Piltel.

In 2005, Smart launched a series of promotions to test the market demand for fixed rate or “bucket” plans for voice and text services. Under this service, branded as Smart 258, Smart and Talk ‘N Text subscribers had the option, for the duration of each promotion, to register for unlimited on-network (Smart-to-Smart) voice calls or unlimited on-network (Smart-to-Smart) text messaging service. During the year, the promotion took on several variations involving changes in load denominations, the periods of network availability (peak/off-peak) as well as a “double text” variation, where Smart and Talk ‘N Text prepaid subscribers were credited with free additional text messages equivalent to their load denominations (e.g., additional free 30 short messaging service, or SMS, for Php30 load) which could be used for on-network texting and expired simultaneously with the load.

The current Smart 258 promotion, which was launched on January 4, 2006 and expires on
March 3, 2006, has the following features:

•         Php15, Php30 and Php60 denominations for one, two and four days, respectively, with unlimited on-network text all day;

•         Php20 load denomination – unlimited overnight (11pm to 7am) text for two days and
20 free texts from 7am to 11pm, all on-network; and

•         For Talk ‘N Text, a Php15 denomination with the same features as Smart’s Php20 load described above.

On August 23, 2005, Smart also operated a flat rate promotion which allows Smart and Talk ‘N Text prepaid subscribers to make a call to another Smart or Talk ‘N Text subscriber of up to three minutes for Php10, or extend up to five minutes for a flat rate of Php15. The flat rate promotion was relaunched on February 11, 2006 and is valid until March 11, 2006. On January 15, 2006, Smart launched the “10/10” promotion, where Smart prepaid subscribers were charged Php10 for calls up to 10 minutes (regardless if actual duration is shorter than 10 minutes.) Succeeding minutes after the 10th minute were charged with regular rates on a per minute basis. This promotion expired on February 5, 2006.

On February 12, 2006, Smart introduced a new variety of top-ups – Smart Load “All Text,” which has the following features:

Smart Load “All Text” packages	No. of Text Messages (off net, no expiry)	Unlimited Text (off-peak) promotion

Php10	10	1 day
20	20	2 days

The following table summarizes key measures of our cellular business as at and for the years ended December 31, 2005 and 2004:

	Years ended December 31,
			Increase
	2005	2004	Amount	%
(in millions)
Cellular service revenues	Php71,998	Php66,782	Php5,216	8

By component	70,097	65,240	4,857	7
Voice	34,276	33,412	864	3
Data	35,821	31,828	3,993	13

By service type	70,097	65,240	4,857	7
Prepaid	65,613	61,047	4,566	7
Postpaid	4,484	4,193	291	7

Others(1)	1,901	1,542	359	23
______________

(1)     Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, revenues from Smart’s public calling offices and payphone businesses, revenues from Wolfpac and Smart Money Holdings Corporation and a small number of leased line contracts.

	December 31,
			Increase
	2005	2004	Amount	%

Cellular subscriber base	20,408,621	19,208,232	1,200,389	6
Prepaid	20,128,543	18,933,738	1,194,805	6
Smart	15,144,118	14,321,288	822,830	6
Piltel	4,984,425	4,612,450	371,975	8
Postpaid	280,078	274,494	5,584	2

	Years ended December 31,
			Increase
	2005	2004	Amount	%

Systemwide traffic volumes(1) (in millions)
Calls (in minutes)	5,467	5,037	430	9
Domestic	3,741	3,576	165	5
International	1,726	1,461	265	18
Inbound	1,557	1,292	265	21
Outbound	169	169	–	–

Text messages	43,586	40,953	2,633	6
Smart	35,396	33,622	1,774	5
Piltel	8,190	7,331	859	12

__________

(1) Excludes traffic volumes relating to Smart 258 Unlimited Call and Text promotions.

Voice Services

Cellular revenues from voice services, which include all voice traffic and voice value-added services such as voice mail and international roaming, increased by Php864 million, or 3%, to Php34,276 million in 2005 from Php33,412 million in 2004, primarily due to an increase in subscriber base and inbound international revenues which compensated for a 18% drop in the average outbound voice usage per subscriber from 19 minutes per month in 2004 to 16 minutes per month in 2005.

Air time rates for postpaid subscribers vary depending on the type of postpaid plan selected by subscribers. Beginning January 25, 2004, Smart Gold, Smart Infinity and addict mobile launched flat rate-regular plans and consumable plans.

Data Services

Cellular revenues from data services, which include all text messaging-related services as well as value-added services, increased by Php3,993 million, or 13%, to Php35,821 million in 2005 from Php31,828 million in 2004. Cellular data services accounted for 50% of cellular service revenues in 2005, compared to 48% in 2004.

The following table shows the breakdown of cellular data revenues for the years ended December 31, 2005 and 2004:

	Years ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%
(in millions)
Text messaging
Domestic	Php30,443	Php26,662	Php3,781	14
International	1,731	1,869	(138)	(7)
	32,174	28,531	3,643	13
Value-added services
Non-Zed(1)	2,404	1,762	642	36
Smart ZedTM	540	564	(24)	(4)
Smart Money	102	61	41	67
Mobile Banking	5	6	(1)	(17)
Roaming SMS and WAP	596	904	(308)	(34)
	3,647	3,297	350	11
Total	Php35,821	Php31,828	Php3,993	13

_________________

(1) Value-added services developed by Smart on its own platform.

Text messaging-related services contributed revenues of Php32,174 million in 2005, an increase of 13%, compared to Php28,531 million in 2004, and accounted for 90% of the total cellular data revenues in 2005 and 2004. The increase in revenues from text messaging-related services resulted mainly from the ongoing Smart 258 Unlimited Text promotion and an increase in Pasa Load transactions. Text messaging revenues from the Smart 258 promotions totaled Php3,770 million. Value-added services contributed revenues of Php3,647 million in 2005, increased by Php350 million, or 11%, from Php3,297 million in 2004 primarily due to increased ringtone/logo download activities, info-on-demand as well as increased Smart Money usage emanating from Smart Padala and Smart Load retailers’ use of Smart Money to replenish their load wallet.

Subscriber Base, ARPU and Churn Rates

Prepaid subscribers accounted for approximately 99% of our 20,408,621 subscribers as at December 31, 2005, while postpaid subscribers accounted for the remaining 1%. The cellular prepaid subscriber base grew by 6% to 20,128,543 as at December 31, 2005 from 18,933,738 as at December 31, 2004, whereas the postpaid subscriber base increased by 2% to 280,078 as at December 31, 2005 from 274,494 as at December 31, 2004.

Our net subscriber activations for the years ended 2005 and 2004 were as follows:

	Years ended December 31,
			Decrease
	2005	2004	Amount	%

Prepaid	1,194,805	6,235,518	(5,040,713)	(81)
Smart	822,830	4,490,153	(3,667,323)	(82)
Piltel	371,975	1,745,365	(1,373,390)	(79)

Postpaid	5,584	25,517	(19,933)	(78)

Total	1,200,389	6,261,035	(5,060,646)	(81)

Our quarterly net subscriber activations (reductions) for 2004 and 2005 were as follows:

	2004				2005
	1Q	2Q	3Q	4Q	1Q	2Q	3Q(1)	4Q(1)

Prepaid	1,380,339	1,676,314	1,433,664	1,745,201	1,050,638	536,840	(11,230)	(381,443)
Smart	1,162,301	1,207,542	797,686	1,322,624	920,885	314,607	(53,953)	(358,709)
Piltel	218,038	468,772	635,978	422,577	129,753	222,233	42,723	(22,734)

Postpaid	16,866	7,691	10,445	(9,485)	(6,357)	116	10,506	1,319

Total	1,397,205	1,684,005	1,444,109	1,735,716	1,044,281	536,956	(724)	(380,124)

_________

(1) Subscriber reductions were attributable to the termination of our SIM-swapping promotion in May 2005.

Revenues attributable to our cellular prepaid service amounted to Php65,613 million in 2005, a 7% increase over the Php61,047 million earned in 2004. Prepaid service revenues in 2005 and 2004 accounted for 94% of voice and data revenues. Revenues attributable to Smart’s postpaid service amounted to Php4,484 million in 2005, a 7% increase over the Php4,193 million earned in 2004 and accounted for 6% of voice and data revenues.

The following table summarizes our cellular ARPUs for the years ended December 31, 2005 and 2004:

	Years ended December 31,
	Gross		Increase (Decrease)		Net		Increase (Decrease)
	2005	2004	Amount	%	2005	2004	Amount	%

Prepaid
Smart	Php357	Php428	(Php71)	(17)	Php294	Php355	(Php61)	(17)
Piltel	257	311	(54)	(17)	212	259	(47)	(18)
Prepaid – Blended	332	401	(69)	(17)	274	333	(59)	(18)
Postpaid – Smart	1,869	1,741	128	7	1,368	1,286	82	6
Prepaid and Postpaid Blended	353	424	(71)	(17)	289	349	(60)	(17)

ARPU is computed for each month by dividing the revenues for the relevant services for the month by the average of the number of subscribers at the beginning and at the end of the month. Gross monthly ARPU is computed by dividing the revenues for the relevant services, gross of dealer discounts and allocated content-provider costs, including interconnection income but excluding inbound roaming revenues, by the average number of subscribers. Net monthly ARPU, on the other hand, is calculated based on revenues net of dealer discounts and allocated content-provider costs and interconnection income net of interconnection expense. ARPU for any period of more than one month is calculated as the simple average of the monthly ARPUs in that period.

Prepaid service revenues consist mainly of charges for subscribers' actual usage of their loads. Gross monthly ARPU for Smart prepaid subscribers in 2005 was Php357, a decrease of 17%, compared to Php428 in 2004. This decline was attributable mainly to a decrease in the average text messaging revenue per subscriber as well as lower average outbound local and international voice revenue per subscriber and lower average inbound revenue per subscriber in 2005. On a net basis, ARPU in 2005 decreased by 17% to Php294 from Php355 in 2004. Gross monthly ARPU for Talk ‘N Text subscribers in 2005 was Php257, a decrease of 17% compared to Php311 in 2004. The decline was similarly attributable to a decrease in the average text messaging revenue per subscriber as well as lower average outbound local and international voice revenue per subscriber and lower average inbound revenue per subscriber in 2005. On a net basis, ARPU in 2005 decreased by 18% to Php212 from Php259 in 2004.

Monthly ARPU for Smart’s postpaid services is calculated in a manner similar to that of prepaid service, except that the revenues consist mainly of monthly service fees and charges on usage in excess of the monthly service fees.

Gross monthly ARPU for postpaid subscribers increased by 7% to Php1,869 while net monthly ARPU increased by 6% to Php1,368 in 2005 as compared to Php1,741 and Php1,286 in 2004, respectively. Prepaid and postpaid monthly gross blended ARPU was Php353 in 2005, a decrease of 17% compared to Php424 in 2004. Monthly net blended ARPU decreased by 17% to Php289 in 2005 from Php349 in 2004.

Our quarterly prepaid and postpaid ARPUs for 2005 and 2004 were as follows:

	Prepaid				Postpaid
	Smart		Piltel		Smart
	Gross	Net	Gross	Net	Gross	Net
2004
First Quarter	Php463	Php383	Php341	Php287	Php1,736	Php1,326
Second Quarter	455	380	341	289	1,683	1,239
Third Quarter	399	329	287	241	1,780	1,176
Fourth Quarter	395	328	275	220	1,763	1,402

2005
First Quarter	Php356	Php289	Php269	Php220	Php1,767	Php1,257
Second Quarter	357	294	262	212	1,896	1,360
Third Quarter	343	285	234	194	1,889	1,389
Fourth Quarter	370	308	261	220	1,923	1,467

Churn, or the rate at which existing subscribers have their service cancelled in a given period, is computed based on total disconnections in the period, net of reconnections in the case of postpaid subscribers, divided by the average of the number of subscribers at the beginning and at the end of a month, all divided by the number of months in the same period.

Prior to June 2004, a prepaid cellular subscriber was recognized as an active subscriber when that subscriber activated and used the SIM card in the handset, which contained pre-stored air time. The pre-stored air time, which can be used for both voice and text, was reduced from Php100 to Php50 in April 2004. In May 2005, this was changed to Php1 plus 50 free SMS which could only be used upon purchase or reload of air time of any value. Subscribers can reload their air time by purchasing prepaid “call and text” cards that are sold in denominations of Php300, Php500 and Php1,000; by purchasing additional air time “over the air” via Smart Load in smaller denominations of Php30, Php60, Php115 and Php200; and by receiving loads of Php2, Php5, Php10 and Php15 via Pasa Load, or through their handsets using Smart Money. Reloads have validity periods ranging from one day to two months, depending on the amount reloaded. A prepaid cellular subscriber is disconnected if the subscriber does not reload within four months after the full usage or expiry of the last reload. Our current policy is to recognize a prepaid subscriber as “active” only when the subscriber activates and uses the SIM card and reloads at least once during the month of initial activation or in the immediate succeeding month. For example, if a customer activated a SIM card in April but had not reloaded by May 31, this customer would not be counted as a subscriber. The rationale for this change stems from our observance of “SIM-swapping” activities in the market. “SIM-swapping” refers to the promotional activity wherein subscribers can exchange their current prepaid SIM card for another operator’s SIM card at no cost to the subscriber. We believe that these activities have given rise to a situation where certain subscribers swap their SIM cards between mobile operators upon full usage of the pre-stored air time, which may result in our subscriber base reflecting a certain number of transient subscribers at any one point in time. In May 2005, we terminated our “SIM swapping” promotions; as a result, our churn rates increased beginning in the third quarter and continuing on to the end of 2005.

For Smart prepaid, the average monthly churn rate for 2005 was 4.0%, compared to 2.7% in 2004, while the average monthly churn rate for Talk ‘N Text subscribers was 5.5% in 2005 compared to 3.5% in 2004. The increased churn in our prepaid service can be attributed primarily to the termination of “SIM-swapping” activities described above.

The average monthly churn rate for Smart's postpaid subscribers for 2005 was 2.0%, compared to 1.4% in 2004, as a result of increased competition in this market segment. Smart's policy is to redirect outgoing calls to an interactive voice response system if the postpaid subscriber's account is either 45 days overdue or the subscriber has exceeded the prescribed credit limit. If the subscriber does not make a payment within 44 days of redirection, the account is disconnected. Within this 44-day period, a series of collection activities are implemented, involving the sending of a collection letter, call-out reminders and collection messages via text messaging.

Satellite, VSAT, Wireless Broadband and Other Services

Our revenues from satellite, VSAT, wireless broadband and other services consist mainly of rentals received for the lease of Mabuhay Satellite's transponders and Telesat's VSAT facilities to other companies, wireless broadband service revenues for Meridian, charges for ACeS Philippines’ satellite phone service and service revenues generated from a PLDT Global subsidiary’s mobile virtual network operations. Meridian offers a number of wireless broadband services with 25,428 subscribers as of December 31, 2005, including 21,759 Smart WiFi subscribers.

Gross revenues from these services for 2005 amounted to Php2,677 million, an increase of Php444 million, or 20%, from Php2,233 million in 2004.

Non-service Revenues

Our wireless non-service revenues consist of:

•            Proceeds from sales of cellular handsets; and

•            Proceeds from sales of cellular SIM-packs.

Our wireless non-service revenues decreased by Php3,400 million, or 56%, to Php2,711 million in 2005 as compared to Php6,111 million in 2004, primarily due to lower handset sales. In 2005, activations were driven more by SIM-pack sales and SIM swap activities up to May 2005.

Other Income

All other income/gains such as rental income and gain on disposal of property, which do not fall under service and non-service revenues, are included under this classification. Our wireless business segment generated other income of Php1,449 million in 2005, a decrease of
Php3,148 million, or 68%, as compared to Php4,597 million in 2004, primarily as a result of the net gain of Php4,419 million relating to Piltel’s debt/swap exchange recognized in 2004.

Expenses

Expenses associated with our wireless business in 2005 amounted to Php40,371 million, a decrease of Php7,649 million, or 16%, from Php48,020 million in 2004. A significant portion of this decrease was attributable to lower cost of sales, financing costs, and selling and promotions, partially offset by higher cash expenses, particularly rent, maintenance and compensation and benefits. As a percentage of our total wireless revenues and other income, expenses associated with our wireless business decreased to 51% in 2005 from 60% in 2004.

Cellular business expenses accounted for 95% of our wireless business expenses, while satellite, VSAT, wireless broadband and other business expenses accounted for the remaining 5% of our wireless business expenses in 2005 and 2004.

The following table summarizes the breakdown of our wireless-related expenses for the years ended December 31, 2005 and 2004 and the percentage of each expense item to the total:

	Years ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%

(in millions)
Wireless services
Depreciation and amortization	Php10,156	25	Php10,940	23	(Php784)	(7)
Cost of sales	6,148	15	11,122	23	(4,974)	(45)
Rent	5,592	14	3,962	8	1,630	41
Compensation and benefits(1)	4,249	11	3,341	7	908	27
Maintenance	3,655	9	2,597	5	1,058	41
Selling and promotions	3,092	8	4,261	9	(1,169)	(27)
Professional and other contracted services	1,656	4	1,241	3	415	33
Taxes and licenses	1,542	4	1,215	2	327	27
Communication, training and travel	960	2	791	2	169	21
Insurance and security services	947	2	937	2	10	1
Financing costs	591	2	5,137	11	(4,546)	(88)
Provisions	575	1	417	1	158	38
Amortization of intangible assets	244	1	155	–	89	57
Asset impairment	–	–	430	1	(430)	(100)
Equity share in net losses of associates	–		72	–	(72)	(100)
Other expenses	964	2	1,402	3	(438)	(31)
Total	Php40,371	100	Php48,020	100	(Php7,649)	(16)

__________

(1)     Includes salaries and benefits, incentive plan, pension and manpower rightsizing program, or MRP, costs.

Depreciation and amortization charges decreased by Php784 million, or 7%, to
Php10,156 million in 2005, substantially due to a decrease in the depreciable asset base as certain of our wireless assets were fully depreciated by the end of 2004 and partially offset by the effect of our change in estimated useful lives of certain components of property, plant and equipment consistent with the requirements of Philippine Accounting Standards, or PAS, 16, which increased depreciation charges in 2005. For further details, see Note 8 – Property, Plant and Equipment to the accompanying audited consolidated financial statements.

Cost of sales decreased by Php4,974 million, or 45%, to Php6,148 million due to the termination of SIM-swapping activities in May 2005. The breakdown of cost of sales for our wireless business for the years ended December 31, 2005 and 2004 is as follows:

	Years ended December 31,
			Decrease
	2005	2004	Amount	%
(in millions)
Cost of cellular handsets and SIM-packs sold	Php5,905	Php10,839	(Php4,934)	(46)
Cost of satellite air time and terminal units	243	283	(40)	(14)
	Php6,148	Php11,122	(Php4,974)	(45)

Rent expenses increased by Php1,630 million, or 41%, to Php5,592 million on account of an increase in domestic fiber optic network, or DFON, facilities leased from PLDT. As at December 31, 2005, we had 4,305 GSM cell sites and 5,982 base stations, compared with 3,951 GSM cell sites and 5,303 base stations as at December 31, 2004.

Compensation and benefits expenses increased by Php908 million, or 27%, to
Php4,249 million, primarily due to salary increases, higher long-term incentive and manpower reduction costs of Smart. On the other hand, Smart’s employee headcount decreased by 152, or 3%, to 5,087 in 2005 compared to 5,239 in 2004.

Maintenance expenses increased by Php1,058 million, or 41%, to Php3,655 million, mainly on account of higher expenses for electricity and power generation for cell sites and higher repairs and maintenance costs for network facilities.

Selling and promotion expenses decreased by Php1,169 million, or 27%, to Php3,092 million due to lower advertising and promotion costs incurred.

Professional and other contracted services increased by Php415 million, or 33%, to
Php1,656 million, primarily due to increased legal, technical service and payment facility fees.

Taxes and licenses increased by Php327 million, or 27%, to Php1,542 million primarily due to an increase in Smart’s business-related taxes.

Communication, training and travel expenses increased by Php169 million, or 21%, to Php960 million, due to higher local travel and training costs, as well as an increase in delivery, freight and hauling expenses incurred in 2005.

Insurance and security services increased by Php10 million, or 1%, to Php947 million, primarily due to the increase in our number of cell sites and in the amount of network equipment insured as a result of the continued growth and expansion of our network.

Financing costs in 2005 amounted to Php591 million, a decrease of Php4,546 million, or 88%, from Php5,137 million in 2004, primarily as a result of a 6% and 18% appreciation of the Philippine peso to the U.S. dollar and Japanese yen, respectively, from December 31, 2004 to December 31, 2005. Foreign exchange losses were recorded in 2004 with the peso depreciation of 1% against the U.S. dollar, aggravated by a peso depreciation of approximately 6% against the Japanese yen from December 31, 2003 to December 31, 2004. In addition, interest income increased due to higher cash balances in 2005 as compared to 2004. The breakdown of our financing costs for our wireless business for the years ended December 31, 2005 and 2004 is as follows:

	Years ended December 31,
			Change
	2005	2004	Amount	%
(in millions)
Accretion on financial liabilities – net	Php2,560	Php3,177	(Php617)	(19)
Interest on loans and related items	1,799	1,754	45	3
Foreign exchange losses (gains) – net	(3,047)	751	(3,798)	(506)
Interest income	(1,057)	(724)	(333)	(46)
Loss (gain) on derivative transactions – net	118	(8)	126	1,575
Dividends on preferred stock subject to mandatory redemption	251	284	(33)	(12)
Financing charges	52	1	51	5,100
Capitalized interest	(85)	(98)	13	13
	Php591	Php5,137	(Php4,546)	(88)

Provisions increased by Php158 million, or 38%, to Php575 million, primarily due to an increase in write-down of slow-moving handsets to net realizable values, and a net reversal of provision for carrier accounts in 2004 following subsequent collections from such carrier accounts. The breakdown of provisions for the years ended December 31, 2005 and 2004 is as follows:

	Years ended December 31,
			Increase
	2005	2004	Amount	%
(in millions)
Doubtful accounts	Php253	Php204	Php49	24
Write-down of inventories to net realizable value	322	213	109	51
	Php575	Php417	Php158	38

Amortization of intangible assets increased by Php89 million, or 57%, to Php244 million due to the amortization of Meridian’s intangible assets from September 2004 onwards.

Asset impairment amounted to Php430 million in 2004, primarily due to impairment losses recognized in respect of our investment in ACeS International Limited, or AIL; no impairment charge was recognized in 2005.

Equity share in net losses of associates amounted to Php72 million in 2004, mainly due to net losses incurred by a wireless subsidiary’s joint venture investment.

Other expenses decreased by Php438 million, or 31%, to Php964 million due to a decline in various business and operational-related expenses such as office supplies expense.

Provision for Income Tax

Provision for income tax increased by Php484 million, or 11%, to Php4,800 million in 2005 from Php4,316 million in 2004, as Smart’s income tax holiday expired in the second quarter of 2004 and as Piltel’s income tax position reversed from net tax loss in 2004 to net tax payable in 2005. In 2005, the effective tax rate for our wireless business was 12% compared to 14% in 2004 due to the net movement in deferred tax assets as previously unrecognized deferred tax assets were taken-up in 2005 with the increased likelihood that Smart and Piltel would be able to realize the future tax benefits on these assets.

Smart's three-year income tax holiday, which expired in May 2004, applied to the incremental income generated from its GSM network expansion. The income tax holiday was computed by applying the exemption rate against the income tax derived from GSM operations. The exemption rate was computed by dividing the incremental revenues by eligible GSM revenues (both gross of interconnection revenues) where the incremental GSM revenues were derived by deducting the Board of Investments, or BOI-prescribed base figure (Smart’s gross GSM revenue in 2000) from the total GSM revenues. After adjusting for non-deductible items and unrealized and realized foreign exchange losses, Smart’s net taxable income was multiplied by the statutory corporate income tax rate of 32% and the exemption rate. The resulting figure was the income tax holiday that was deducted from the income tax due on GSM revenues with the difference being the income tax due for the period.

Net Income

Our wireless business segment recorded a net income of Php33,664 million in 2005, an increase of Php6,277 million, or 23%, over Php27,387 million registered in 2004, primarily due to the growth in our cellular service revenues and a 16% decrease in wireless expenses, which more than offset the decreases in our wireless non-service revenues and other income.

Fixed Line

Revenues and Other Income

Our fixed line business provides local exchange service, international and national long distance services, data and other network services, and miscellaneous services. Total fixed line revenues generated from our fixed line business in 2005 totaled Php49,990 million, an increase of Php1,180 million, or 2%, from Php48,810 million in 2004.

The following table summarizes revenues from our fixed line business for the years ended December 31, 2005 and 2004 by service segment:

	Years ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%

(in millions)
Fixed line services:
Service Revenues
Local exchange	Php20,503	41	Php20,799	43	(Php296)	(1)
International long distance	12,245	24	12,803	26	(558)	(4)
National long distance	5,254	10	6,735	14	(1,481)	(22)
Data and other network	10,394	21	7,114	14	3,280	46
Miscellaneous	1,267	3	1,035	2	232	22
	49,663	99	48,486	99	1,177	2
Non-Service Revenues	41	–	–		41	100
Other Income	286	1	324	1	(38)	(12)
Total Fixed Line Revenues and Other Income	Php49,990	100	Php48,810	100	Php1,180	2

Service Revenues

Local Exchange Service

Our local exchange service revenues consist of:

•            flat monthly fees for our postpaid service;

•            installation charges and other one-time fees associated with the establishment of customer service;

•            fixed charges paid by other telephone companies, charges retained by PLDT for calls terminating to cellular subscribers within the local area, and local access charges paid by cellular operators for calls by cellular subscribers that terminate to our local exchange network;

•            revenues from usage of prepaid cards for calls within the local area and any unused peso value of expired prepaid cards; and

•            charges for special features, including bundled value-added services such as call waiting, call forwarding, multi-party conference calling, speed calling and caller ID.

The following table summarizes key measures of our local exchange service business as at and for the years ended December 31, 2005 and 2004:

	Years ended December 31
			Increase (Decrease)
	2005	2004	Amount	%

Total local exchange service revenues (in millions)	Php20,503	Php20,799	(Php296)	(1)
Number of fixed lines in service	2,113,799	2,152,027	(38,228)	(2)
Number of fixed line employees	9,197	9,692	(495)	(5)
Number of fixed lines in service per employee	230	222	8	4

Revenues from our local exchange service decreased by Php296 million, or 1%, to Php20,503 million in 2005 from Php20,799 million in 2004. The decrease was primarily due to a 2% decline in the number of fixed lines in service and the appreciation of the peso which required us to make downward adjustments in our monthly local service rates. The percentage contribution of local exchange revenues to our fixed line service revenues decreased to 41% in 2005 compared to 43% in 2004.

Fixed line net reduction in 2005 was 38,228 compared to a net reduction of 33,924 in 2004. While fixed line additions totaled 7,706 for postpaid fixed line services, prepaid fixed lines in service declined by 45,934 in 2005. As at December 31, 2005, postpaid and prepaid fixed line subscribers totaled 1,790,897 and 322,902, respectively, which accounted for approximately 85% and 15%, respectively, of our total fixed lines in service.

Initially intended as an affordable alternative telephone service for consumers under difficult economic conditions, our prepaid fixed line services now form an important part of our overall churn and credit risk exposure management and subscriber retention strategy. Prepaid subscribers are charged based on usage at a rate of Php1.00 per minute for local calls, but the rates for prepaid and postpaid fixed line subscribers for national and international long distance calls are the same. A prepaid fixed line subscriber is recognized as an active subscriber when that subscriber activates and uses a prepaid call card. Prepaid fixed line subscribers can reload their accounts by purchasing call cards that are sold in denominations of Php500, Php300 and Php150. All sales of prepaid cards, whether through dealers or through PLDT's business offices, are non-refundable.

Pursuant to a currency exchange rate adjustment mechanism authorized by the Philippine National Telecommunications Commission, or the NTC, we adjust our monthly local service rates upward or downward by 1% for every Php0.10 change in the peso-to-dollar exchange rate relative to a base rate of Php11.00 to US$1.00. During 2005, we implemented six downward adjustments and three upward adjustments in our monthly local service rates compared to six upward adjustments and one downward adjustment in 2004. The average Philippine peso to U.S. dollar rate factored in our monthly local service rates in 2005 was Php55.085 to US$1.00, compared to an average of Php56.044 to US$1.00 in 2004. This change in the average peso-to-dollar rate translated to a peso appreciation of 2%, which resulted in an average net decrease of approximately 1% in our monthly local service rates in 2005.

International Long Distance Service

Our international long distance service revenues, which we generate through our international gateway facilities, consist of:

•         inbound call revenues representing settlements from foreign telecommunications carriers for inbound international calls, virtual transit and hubbing service and reverse charged calls such as received collect and home country direct service;

•         access charges paid to us by other Philippine telecommunications carriers for terminating inbound international calls to our local exchange network; and

•         outbound call revenues representing amounts billed to our customers (other than our cellular customers) for outbound international calls, net of amounts payable to foreign telecommunications carriers for terminating calls in their territories.

The following table shows information about our international fixed line long distance business for the years ended December 31, 2005 and 2004:

	Years ended December 31,
			(Decrease)
	2005	2004	Amount	%

Total international long distance service revenues (in millions)	Php12,245	Php12,803	(Php558)	(4)
Inbound	10,203	10,685	(482)	(5)
Outbound	2,042	2,118	(76)	(4)

International call volumes (in million minutes, except call ratio)	2,226	2,348	(122)	(5)
Inbound	2,079	2,192	(113)	(5)
Outbound	147	156	(9)	(6)
Inbound-outbound call ratio	14.1:1	14.1:1	–	–

Our total international long distance service revenues decreased by Php558 million, or 4%, to Php12,245 million in 2005 from Php12,803 million in 2004 due to the peso appreciation coupled with the decrease in call volumes largely as a result of alternative means of communications such as e-mailing, texting and internet telephony. The percentage contribution of international long distance service revenues to our fixed line service revenues decreased to 24% in 2005 from 26% in 2004.

Our revenues from inbound international long distance service decreased by Php482 million due to a decrease in inbound traffic volume by 113 million minutes to 2,079 million minutes in 2005. In addition, the 2% appreciation in the average value of the peso to the U.S. dollar to Php55.085 during 2005 from Php56.044 during 2004 contributed to the decrease in our inbound international long distance revenues in peso terms since settlement charges for inbound calls are billed in U.S. dollars or in special drawing rights, an established method of settlement among international telecommunications carriers using values based on a basket of foreign currencies that are translated into pesos at the time of billing.

Our revenues from outbound international long distance service decreased by
Php76 million in 2005, primarily due to a decline in outbound call volumes by 9 million minutes to 147 million minutes and the peso appreciation in 2005.

On September 15, 2005, we introduced PLDT ID-DSL, a service that allows overseas calls for registered myDSL plan subscribers using a regular PLDT fixed line or a voice pad dialer for as low as US$0.10 per minute or US$0.08 per minute, respectively, depending on the subscribers’ DSL plan/package.

To address the market’s demand for low-priced international calls, PLDT modified the Budget Card, a prepaid call card, offering a reduced IDD rate of Php5 per minute, as a promotional offer starting September 24, 2005, for calls to 89 overseas destinations including the United States, Canada, Japan and China. Budget Cards are sold in denominations of Php200 and Php100, which must be consumed within 30 days from first use.

National Long Distance Service

Our national long distance service revenues consist of:

•               per minute charges for calls made by our fixed line customers outside of the local service areas but within the Philippines, net of interconnection charges payable for calls carried through the backbone network of, and/or terminating to the customer of, another telecommunications carrier; and

•               access charges received from other telecommunications carriers for calls carried through our backbone network and/or terminating to our customers.

The following table shows our national long distance service revenues and call volumes for the years ended December 31, 2005 and 2004:

	Years ended December 31,
			Increase (Decrease)
	2005	2004	Amount	%

Total national long distance service revenues (in millions)	Php5,254	Php6,735	(Php1,481)	(22)
National long distance call volumes (in million minutes)	1,904	1,853	51	3

Our national long distance service revenues decreased by Php1,481 million, or 22%, to Php5,254 million in 2005 from Php6,735 million in 2004 as a result of: (1) a decrease in average revenue per minute brought about by our fixed rate per call promotion starting February 14, 2005; and (2) the integration of local exchanges into a single calling area, which resulted in calls between two exchanges located within the same province no longer being considered as national long distance calls, but rather as local calls. Accordingly, the percentage contribution of national long distance revenues to our fixed line service revenues decreased to 11% in 2005 compared to 14% in 2004.

On February 14, 2005, we launched a Php10 per call promotion to PLDT landline subscribers nationwide and for calls to PLDT, to Smart and Talk ‘N Text subscribers. This promotion was launched with the objective of determining a more effective tariff structure that would stimulate landline usage. Under the promotion, NDD calls between any PLDT landline subscriber nationwide or to all Smart and Talk 'N Text subscribers were charged Php10 per call instead of being charged on a per minute basis.

On May 12, 2005, PLDT began offering the Php10 per call promotion with an additional Php5 per call for the same unlimited talktime to Smart and Talk ‘N Text subscribers. PLDT to PLDT NDD calls below the equivalent Php10 toll usage were charged based on the regular rate per minute. On August 12, 2005, PLDT ceased offering the Php10 per call promotion to calls terminating to Smart and Talk ‘N Text subscribers.

Beginning September 12, 2005, PLDT charged an optional Php20 add-on monthly service fee for PLDT landline subscribers who may want to continue to avail themselves of the Php10 per call promotion for calls within our network.

In January 2006, PLDT launched the 10-10-10 promotion. This promotion offers a flat rate of Php10 for unlimited calls terminating PLDT to PLDT and Smart and Talk ‘N Text subscribers for a Php50 monthly service fee.

Our national long distance call volumes increased by approximately 3% to 1,904 million minutes in 2005 from 1,853 million minutes in 2004. This was mainly due to the Php10 per call promotion offered to PLDT landline subscribers nationwide.

The integration of some of our local exchanges into a single local calling area, as approved by the NTC, also negatively affected our national long distance call volumes, and consequently, our revenues. Because of this integration, calls between two exchanges located within the same province are no longer considered national long distance calls but are treated as local calls.

Data and Other Network Services

Our data and other network services in the 2005 posted revenues of Php10,394 million, an increase of Php3,280 million, or 46%, from Php7,114 million in 2004, primarily due to increases in leased lines and IP-based data services, particularly Diginet and DSL, respectively. The revenue contribution of this service segment to our fixed line service revenues increased to 21% in 2005 from 15% in 2004.

Data and other network services we currently provide include leased lines, IP-based, packet-based and switch-based services. These services are used for domestic and international communications such as private networking, broadband and narrowband internet-based data communications, and packet-based communication.

Of our total revenues in 2005, leased lines accounted for 55%, IP-based services accounted for 29%, packet-based services accounted for 11% and switched-based services accounted for the remaining 5%, compared to 56%, 25%, 13% and 6%, respectively, in 2004. These percentage increases indicate a continuing demand for broadband services, particularly the high bandwidth clear data requirements of business process outsourcing companies, or BPOs, and call centers. We expect this trend to continue due to growth in the areas of e-commerce, online services and BPOs particularly among call centers, medical transcription, animation and shared services.

Internet-based products are bannered by PLDT Vibe, PLDT DSL (myDSL and BizDSL) and I-Gate. PLDT Vibe, or PLDT’s dial-up/narrowband Internet service, is targeted for light to medium residential or individual internet users; while PLDT DSL broadband Internet service is targeted for heavy individual internet users as well as for small and medium enterprises. I-Gate, our dedicated leased line Internet access service, on the other hand, is targeted to enterprises and value-added service providers.

As at December 31, 2005, the number of PLDT’s fixed line subscribers for PLDT Vibe stood at 382,115, of which 136,279 were exclusive postpaid users, 222,234 were exclusive prepaid users, and 23,602 were both postpaid and prepaid users. As at December 31, 2004, PLDT Vibe subscribers totaled 305,210, of which 127,292 were exclusive postpaid users, 155,243 were exclusive prepaid users, and 22,675 were both postpaid and prepaid users. In addition, PLDT DSL has reached 88,811 subscribers as at December 31, 2005 compared with 48,289 subscribers in 2004. PLDT offers a number of DSL packages with speeds and monthly fees varying from
256 kbps at Php999 per month to up to 1 Mbps at Php3,000 per month.

The continued growth in data services revenues can be attributed to several product offerings. The steady demand for dedicated connectivity or private networking from the corporate market using PLDT’s traditional bandwidth offerings – Fibernet, Arcstar, Acacia, I-Gate, Diginet, BRAINS, among others – continues to provide us with a stable revenue source. In addition, we provide Smart’s increasing fiber optic and leased line data requirements, which are included under our national data services.

In March 2005, we introduced PLDT WeRoam, a wireless broadband service offering running on Smart’s nationwide wireless network (using GPRS, EDGE and WiFi technologies) and PLDT’s extensive IP infrastructure. Some of the recent enhancements to the service are the inclusion of international roaming in key roaming countries all over the globe and national WiFi roaming access. Principally targeted to the corporate market, the service has experienced a take-up of more than 5,000 contracted customers as of December 31, 2005.

Miscellaneous

Miscellaneous service revenues are derived mostly from directory advertising and facilities rental. In 2005, these revenues increased by Php232 million, or 22%, to Php1,267 million from Php1,035 million in 2004. The improvement was mainly due to an increase in co-location charges from more co-location sites coupled with an increase in rent income on duct utilization and cable restoration. The percentage contribution of miscellaneous service revenues to our fixed line service revenues increased to 3% in 2005 from 2% in 2004.

Non-service Revenues

Non-service revenues of Php41 million recognized under our fixed line business represent proceeds of computer sales in 2005 in relation to our DSL promo.

Other Income

All other income/gains such as rental income, gain on disposal of property, which do not fall under service and non-service revenues are included under this classification. In 2005, our fixed line business segment registered a decrease in other income of Php38 million, or 12%, to Php286 million in 2005 from Php324 million in 2004, primarily due to lower service and facility fees.

Expenses

Expenses related to our fixed line business in 2005 totaled Php49,897 million, an increase of Php2,939 million, or 6%, compared to Php46,958 million in 2004. The increase was primarily due to higher depreciation and amortization, compensation and benefits and selling and promotions expenses partially offset by lower financing costs and provisions expenses.

The following table shows the breakdown of our total fixed line-related expenses for the years ended December 31, 2005 and 2004 and the percentage of each expense item to the total:

	Years ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
(in millions)
Fixed line services:
Depreciation and amortization	Php20,251	41	Php10,125	22	Php10,126	100
Financing costs	8,581	17	14,105	30	(5,524)	(39)
Compensation and benefits(1)	8,319	17	7,792	17	527	7
Maintenance	3,309	7	3,211	7	98	3
Provisions	2,260	4	4,431	9	(2,171)	(49)
Rent	1,712	3	1,700	4	12	1
Selling and promotions	1,567	3	1,159	2	408	35
Professional and other contracted services	1,023	2	1,050	2	(27)	(3)
Taxes and licenses	884	2	762	2	122	16
Insurance and security services	628	1	700	1	(72)	(10)
Communication, training and travel	447	1	449	1	(2)	–
Cost of sales	53	–	–	–	53	100
Asset impairment	–	–	365	1	(365)	(100)
Other expenses	863	2	1,109	2	(246)	(22)
Total	Php49,897	100	Php46,958	100	Php2,939	6

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Depreciation and amortization charges increased by Php10,126 million, or 100%, to
Php20,251 million mainly due to the effect of our change in estimated useful lives of certain components of property, plant and equipment consistent with the requirements of PAS 16, in line with our continuous network upgrade and expansion, which resulted in increased depreciation charges for 2005, and higher depreciation of our regular asset base primarily resulting from additional completed projects. Please see Note 8 – Property, Plant and Equipment to the accompanying audited consolidated financial statements for further discussion.

Financing costs decreased by Php5,524 million, or 39%, to Php8,581 million due to:
(1) the strengthening of the peso relative to the U.S. dollar and Japanese yen resulting in foreign exchange gains in 2005 as compared to foreign exchange losses recorded during 2004; (2) lower interest on loans and related items owing to lower debt balances in 2005 as compared to 2004; and (3) lower recorded loss on derivatives in 2005 as compared to 2004. The breakdown of financing costs for our fixed line business for the years ended December 31, 2005 and 2004 is as follows:

	Years ended December 31,
			Change
	2005	2004	Amount	%
(in millions)
Interest on loans and related items	Php9,058	Php10,699	(Php1,641)	(15)
Loss on derivative transactions – net	510	872	(362)	(42)
Foreign exchange losses (gains) – net	(1,889)	1,888	(3,777)	(200)
Hedge costs	1,234	1,011	223	22
Capitalized interest	(419)	(497)	78	16
Interest income	(385)	(248)	(137)	55
Accretion on financial liabilities – net	322	235	87	37
Financing charges	150	145	5	3
	Php8,581	Php14,105	(Php5,524)	(39)

Compensation and benefits expenses increased by Php527 million, or 7%, to
Php8,319 million primarily due to the effect of the collective bargaining agreement-related increases in salaries and benefits and an increase in incentive plan-related accruals, partially offset by a reduction in headcount due to PLDT’s MRP.

Maintenance expenses increased by Php98 million, or 3%, to Php3,309 million primarily due to higher maintenance costs for foreign cable and wire facilities as more operating and maintenance-related restorations were incurred in 2005 as compared to 2004.

Provisions decreased by Php2,171 million, or 49%, to Php2,260 million, primarily on account of a lower provision by PLDT for anticipated uncollectible accounts from various specifically identified domestic telecommunications carriers which were provided for in 2004 complemented by a decrease in our write-down of inventories to net realizable value. The breakdown of provisions for our fixed line business for the years ended December 31, 2005 and 2004 is as follows:

	Years ended December 31,
			(Decrease)
	2005	2004	Amount	%
(in millions)
Doubtful accounts	Php1,944	Php3,751	(Php1,807)	(48)
Write-down of inventories to net realizable value	157	361	(204)	(57)
Onerous contracts and assessments	159	319	(160)	(50)
	Php2,260	Php4,431	(Php2,171)	(49)

Rent expenses increased by Php12 million, or 1%, to Php1,712 million due to an increase in international leased circuits and rental charges occupied by various equipments, partially offset by lower rentals for bundled sales/value added service units.

Selling and promotion expenses increased by Php408 million, or 35%, to Php1,567 million, primarily as a result of an increase in PLDT’s promotional activities in relation to various products and services, partially offset by lower commissions paid in 2005.

Professional and other contracted services decreased by Php27 million, or 3%, to
Php1,023 million primarily due to lower advisory and legal fees in 2005 for various services, partially offset by an increase in facility management fees and collection agency fees.

Taxes and licenses increased by Php122 million, or 16%, to Php884 million mainly on account of higher NTC supervision and license fees, fringe benefit taxes in respect of our stock option plan and other business-related taxes paid in 2005 as compared to 2004.

Insurance and security services decreased by Php72 million, or 10%, to Php628 million, primarily due to lower premiums on property all-risk, industrial all-risk and industrial fire insurance, partially offset by higher security services due to a rate increase for contracted security guards.

Communication, training and travel expenses decreased by Php2 million to Php447 million due to a decrease in mailing, courier and delivery services, as well as a decrease in local travel and training in 2005 as compared to 2004.

Cost of sales of computers amounting to Php53 million were recognized in 2005 in relation to our DSL promo. No similar charges were incurred in 2004.

Asset impairment amounted to Php365 million in 2004 owing to an impairment of a fixed line subsidiary’s facilities; no impairment charge was recognized in 2005.

Other expenses decreased by Php246 million, or 22%, to Php863 million due to lower office supplies consumption and printing costs resulting from PLDT’s continuing cost-containing activities.

Provision for (Benefit from) Income Tax

Benefit from income tax amounted to Php676 million in 2005 compared to a provision for income tax of Php585 million in 2004, primarily due to taxable loss of PLDT brought about by higher realized forex in 2005 and the effect of tax rate adjustment.

Net Income

In 2005, our fixed line business segment contributed a net income of Php769 million, a decrease of Php498 million, or 39%, as compared to Php1,267 million in 2004 mainly as a result of a 6% increase in fixed line-related expenses, particularly depreciation and amortization which more than offset the 2% increase in fixed line-related revenues.

Information and Communications Technology

Revenues and Other Income

Our information and communications technology business is conducted by ePLDT and its subsidiaries.

In 2005, our information and communications technology business generated revenues of Php3,438 million, an increase of Php1,023 million, or 42%, from Php2,415 million in 2004. Going forward, we expect revenues from our call center business to continue to contribute significantly to our information and communications technology revenues with the growing demand for our call center services.

The following table summarizes revenues from our information and communications technology business for the years ended December 31, 2005 and 2004 by service segment:

	Years ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%
(in millions)
Service Revenues
Call center	Php1,944	57	Php1,283	53	Php661	52
Internet and gaming	556	16	569	24	(13)	(2)
VitroTM data center	376	11	173	7	203	117
Others	77	2	55	2	22	40
	2,953	86	2,080	86	873	42
Non-service Revenues
Point-of-Product Sales	351	10	321	13	30	9

Other Income	127	4	14	1	113	807

Equity share in net income of associates	7	–	–	–	7	100

Total ICT Revenues and Other Income	Php3,438	100	Php2,415	100	Php1,023	42

Call Center

We are focused on developing our call center business which capitalizes on the availability of English-speaking college graduates in the Philippines with a strong customer service orientation. The call center service business is currently being undertaken by the following wholly-owned subsidiaries of ePLDT:

•               Parlance which owns and operates a 1,392-seat call center facility with 1,872 customer service representatives, or CSRs, exclusively for one of the largest direct-to-home satellite television service providers in the United States for customer support and billing requirements; Parlance is expanding with another 740-seat call center facility in Mandaluyong City which is currently expected to be completed in March 2006;

•               Vocativ which owns and operates a 1,190-seat call center facility with 1,111 CSRs, providing customer and technical support to its clients in the Philippines, U.S. and U.K.; and

•               Ventus which owns a 370-seat call center facility located in Iloilo province and commenced commercial operations in March 2005. CSR headcount in Ventus-Iloilo reflected seasonal swings from a core of 50 CSRs to a high of 350 CSRs in 2005, as the company addressed seasonal requirements of its clients. Ventus will be expanding in Metro Manila with an 830-seat call center facility in Ortigas, Pasig City to accommodate current and new client requirements. The new facility is currently expected to be completed by March 2006.

In addition, domestic call center projects are being undertaken directly by ePLDT which operates an 80-seat call center facility in Makati and a 315-seat call center facility in Quezon City, with a combined headcount of 530 CSRs. The total seat count of each call center facility covers workstations of CSRs and business support units that are intrinsic to the delivery of the business.

Call center revenues consist of:

•               inbound calls for customer care, product inquiries, sales and technical support based on active minutes, billable hours and full-time equivalents;

•               outbound calls for sales and collections based on active minutes, billable hours and full-time equivalents; and

•               service income for e-mail handling, web chat, web co-browsing, data entry and business process outsourcing based on transaction volume.

Revenues related to our call center business in 2005 increased by Php661 million, or 52%, to Php1,944 million from Php1,283 million in 2004, primarily due to the combined effects of the following:

•               Vocativ’s upward price adjustment for calls and an increase in programs being handled;

•               an upward price adjustment by Parlance for its inbound and outbound projects, coupled with an increase in the number of registered minutes for inbound projects and hours for outbound projects;

•               expansion of existing Parlance and Vocativ facilities by 283 and 91 seats, respectively, from 1,109 and 1,099 in 2004 to 1,392 and 1,190 in 2005;

•               commencement of Ventus operations in Iloilo in March 2005; and

•               continuous ramp up of CSRs by 1,489, or 70%, from a total of 2,136 in 2004 to 3,625 in 2005.

Call center revenues accounted for 66% and 62% of total information and communications technology service revenues in 2005 and 2004, respectively.

Internet and gaming

ePLDT has also invested in a number of other e-commerce and internet-related businesses, which include:

•               a 99.6% interest in Infocom, one of the country’s leading internet service providers. Infocom offers consumer prepaid and postpaid internet access, corporate leased lines, dedicated dial-up, multi-user dial-up, broadband internet access through DSL, web consulting and development, hosting and other value-added services;

•               a 69% interest in Digital Paradise, an internet café business which assumed the assets of Netopia Computer Technologies, Inc., and the brand Netopia. Netopia is now one of the largest and fastest growing internet café chains in the country with 181 branches and over 8,200 work stations. Digital Paradise offers high-speed internet services, including internet advertising, gaming and printing;

•               51% interest in Airborne Access, the country’s leading operator of WiFi hotspots, which provides wireless internet access in hotspots equipped with Airborne Access WiFi access points;

•               a 51% interest in Digital Paradise Thailand, an affiliate of Digital Paradise, offering similar products and services. Digital Paradise Thailand currently has three branches in addition to its head office all situated in Bangkok, Thailand; and

•               a 60% interest in netGames, a publisher for Massively Multi-player Online Game in the Philippines. netGames is the Philippine licensee of Khan Online, the country’s first full 3D online game. netGames commenced full commercial operations in February 2005.

Internet Service revenues consist of:

•               revenues derived from actual usage of the internet access network by prepaid subscribers and any unused peso value of expired prepaid cards or electronic internet time loads, net of discounts given to dealers;

•               monthly service fees from postpaid corporate and consumer subscribers, including (1) charges for internet usage in excess of allocated free plan internet hours; (2) one-time installation and activation fees; and (3) fees for value added services such as additional mailbox accounts;

•               monthly service fees on value added services, including e-mail and web hosting services;

•               one-time fees generated from resellership of internet-related solutions such as security solutions and domain registration;

•               sales revenues from retailing of prepaid cards for cellular, landline and internet access;

•               franchise fees for Netopia Internet cafés, including a one-time subscription fee and monthly recurring franchise fees based on certain conditions on the franchise agreement; and

•               share in revenues of text, voice and internet messages for cellular, landline and internet-based content and applications.

Revenues from our internet business in 2005 decreased by Php13 million, or 2%, to
Php556 million from Php569 million in 2004, primarily due to a decrease in Infocom’s revenues in 2005, which was partially offset by the consolidation of Digital Paradise in June 2004. Our internet business revenues accounted for 19% and 27% of service revenues from information and communications technology business in 2005 and 2004, respectively.

VitroTM data center

ePLDT operates an internet data center under the brand name VitroTM. Granted pioneer status as an internet data center by the BOI, VitroTM provides co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, webcasting and webhosting, shared applications, data disaster recovery and business continuity services, intrusion detection, and security services such as firewall and managed firewall.

VitroTM revenues consist of:

•               monthly service fees derived from co-location services, server hosting, hardware and software maintenance services, website development and maintenance services, web hosting, data recovery security services and other value added services;

•               installation charges and other one-time fees associated with the set-up of services; and

•               monthly service fees or one-time fees generated from professional services of Vitro’s certified professionals.

In 2005, VitroTM contributed revenues of Php376 million, an increase of Php203 million, or 117%, from Php173 million in 2004, primarily due to an increase in co-location revenues, server hosting and other services. VitroTM revenues accounted for 13% and 8% of service revenues from our information and communications technology business in 2005 and 2004, respectively.

Others

Other revenues consist of:

•               fees generated for issuance of digital certificates; and

•               revenues derived from IT helpdesk/contact center solutions and terminals for credit, debit and credit card transactions.

Revenues from other businesses related to our information and communications technology segment in 2005 increased to Php77 million from Php55 million in 2004 largely due to IT helpdesk/contact center services rendered coupled with an increase in the number of digital certificates sold.

Please refer to Note 9 – Investments in Associates to the accompanying audited consolidated financial statements for further discussion on ePLDT’s other information and communications technology services.

Non-service Revenues

Non-service revenues consist of sales generated from reselling certain Microsoft licenses, server solutions, networking products, storage products and data security products. In 2005, non-service revenues generated by our information and communications technology business increased by Php30 million, or 9%, to Php351 million compared to Php321 million in 2004, primarily due to higher revenues from sales of networking equipment and Microsoft licenses.

Other Income

All other income/gains which do not fall under service and non-service revenues are included under this classification. Other income generated from our information and communications technology business segment increased to Php127 million in 2005 from
Php14 million in 2004 primarily due to Infocom’s sale of its NOW cable internet business on February 1, 2005.

Equity Share in Net Income of Associates

Equity share in net income of associates amounted to Php7 million in 2005 due to share in the earnings of ePDS, an unconsolidated subsidiary.

Expenses

Expenses associated with our information and communications technology business totaled Php3,380 million in 2005, an increase of Php342 million, or 11%, from Php3,038 million in 2004, primarily due to an increase in cash expenses, particularly compensation and benefits, partly offset by an impairment provision recognized in 2004. As a percentage of our information and communications technology revenues, expenses related to our information and communications technology business were at 98% and 126% for 2005 and 2004, respectively.

The following table shows the breakdown of our total information and communications technology-related expenses for the years ended December 31, 2005 and 2004 and the percentage of each expense item to the total:

	Years ended December 31,
					Increase (Decrease)
	2005	%	2004	%	Amount	%

(in millions)
Information and communications technology services:
Compensation and benefits(1)	Php1,350	40	Php892	29	Php458	51
Selling and promotions	421	13	291	10	130	45
Depreciation and amortization	415	12	340	11	75	22
Rent	362	11	353	12	9	3
Maintenance	283	8	316	11	(33)	(10)
Communication, training and travel	98	3	70	2	28	40
Professional and other contracted services	82	2	67	2	15	22
Provisions	54	2	3	–	51	1,700
Financing costs	39	1	22	1	17	77
Taxes and licenses	36	1	20	1	16	80
Asset impairment	26	1	617	20	(591)	(96)
Insurance and security services	14	–	7	–	7	100
Equity share in net losses of associates	–	–	2	–	(2)	(100)
Other expenses	200	6	38	1	162	426
Total	Php3,380	100	Php3,038	100	Php342	11

____________

(1) Includes salaries and benefits, incentive plan, pension and MRP costs.

Compensation and benefits increased by Php458 million, or 51%, to Php1,350 million, mainly due to the expansion of our call center and internet and gaming businesses, which resulted in an increase in headcount coupled with an increase in salaries, bonuses and various incentives of employees.

Selling and promotion expenses increased by Php130 million, or 45%, to Php421 million mainly as a result of the commercial release of Khan Online in February 2005 following the commencement of netGames’ commercial operations. Furthermore, Vitro’s increase in sales of software products in 2005 as compared to 2004 resulted in higher selling and marketing expenses.

Depreciation and amortization charges increased by Php75 million, or 22%, to
Php415 million, primarily due to an increase in the depreciable asset base in relation to the expansion of our call center and internet and gaming businesses.

Rent expenses increased by Php9 million, or 3%, to Php362 million primarily due to Vitro’s lease of hosting equipment for use in its Bureau of Internal Revenue project and the expansion of our internet and call center businesses.

Maintenance expenses decreased by Php33 million, or 10%, to Php283 million primarily due to Vitro’s lower hardware maintenance costs related to its IBM and CISCO equipments partially offset by higher hosting-related costs incurred in 2005 as compared to 2004.

Communication, training and travel expenses increased by Php28 million, or 40%, to Php98 million due to the increased cost of bandwidth and information system charges, coupled by the increase in telecommunications costs incurred by our call center business for its outbound calls. Furthermore, CSR trainings for our call centers during 2005 contributed higher foreign travel and training costs compared to 2004.

Professional and other contracted services increased by Php15 million, or 22%, to
Php82 million, primarily due to an increase in consultancy, legal and audit fees in 2005.

Provisions amounted to Php54 million, an increase of Php51 million from 2004 primarily due to specifically identified doubtful accounts pertaining to Infocom as of the end of 2005.

Financing costs increased by Php17 million, or 77%, to Php39 million, primarily due to higher foreign exchange losses from dollar-denominated receivables in 2005 as compared to 2004.

Taxes and licenses increased by Php16 million, or 80%, to Php36 million, mainly on account of documentary stamp taxes paid by ePLDT and Ventus in their issuance of additional capital stock in 2005 as compared to 2004.

Asset impairment in 2004 amounting to Php617 million was due to an impairment provision in relation to an investee company recognized in 2004 compared to Php26 million in 2005.

Insurance and security services increased by Php7 million, or 100%, to Php14 million primarily due to higher premium costs and an increase in the assets insured in 2005 as compared to 2004.

Equity share in net losses of associates amounted to Php2 million in 2004 due to net losses incurred by some unconsolidated ICT subsidiaries in their start-up operations.

Other expenses increased by Php162 million, or 426%, to Php200 million mainly due to recognition of royalty fees to Khan Online in 2005 and an increase in other business-related costs.

Provision for Income Tax

Provision for income tax amounted to Php12 million in 2005, a decrease of Php60 million, or 83%, as compared to Php72 million in 2004, primarily due to lower reversal of Infocom’s recorded deferred income tax asset in 2005 as compared to 2004.

Net Income (Loss)

In 2005, our information and communications technology business segment registered a net income of Php46 million compared to a net loss of Php695 million posted in 2004 mainly on account of the higher net income contribution of our call center business and impairment provision recognized in 2004, partially offset by Infocom’s operating loss in 2005 and Digital Paradise’s high operating costs due to its ongoing expansion.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the years ended December 31, 2005 and 2004 as well as consolidated capitalization and other selected financial data as at December 31, 2005 and 2004:

	Years ended December 31,
	2005	2004

(in millions)
Cash Flows
Net cash provided by operating activities	Php74,903	Php74,287
Net cash used in investing activities	11,690	23,939
Capital expenditures	14,990	21,162
Net cash used in financing activities	59,484	42,330
Net increase in cash and cash equivalents	2,743	7,949

	December 31,
	2005	2004
(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	Php84,860	Php121,012
Obligations under capital lease	381	601
Preferred stock subject to mandatory redemption	11,974	14,615
	97,215	136,228

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	18,684	28,018
Obligations under capital lease maturing within one year	717	425
Notes payable	–	58
	19,401	28,501
Total interest-bearing financial liabilities	116,616	164,729
Total equity	74,369	47,187
	Php190,985	Php211,916

Other Financial Data
Total assets	Php251,984	Php264,751
Property, plant and equipment - net	176,974	194,525
Cash and cash equivalents	30,064	27,321

As at December 31, 2005, our consolidated cash and cash equivalents totaled
Php30,064 million. Principal sources of consolidated cash and cash equivalents in 2005 were cash flows from operating activities amounting to Php74,903 million and drawings from Smart’s debt facilities aggregating Php5,471 million. These funds were used principally for capital outlays of Php14,990 million, total debt principal payments of Php44,710 million and interest payments of Php10,929 million.

Operating Activities

Our consolidated net cash flows from operating activities in 2005 increased by
Php616 million, or 1%, to Php74,903 million, from Php74,287 million in 2004.

A growing portion of our cash flow is generated by our wireless business, which accounted for 59% and 58% of our service revenues in 2005 and 2004, respectively. Revenues from our fixed line and information and communications technology services accounted for 39% and 2%, respectively, of our service revenues in 2005 compared to 40% and 2%, respectively, in 2004.

Cash flows from operating activities of our wireless business amounted to
Php46,340 million in 2005, an increase of Php4,274 million, or 10%, compared to Php42,066 million in 2004. Our fixed line business contributed Php27,760 million in 2005, a decrease of Php3,261 million, or 11%, compared to Php31,021 million in 2004. The overall increase in our cash flows from operating activities was due to lower working capital requirements partially offset by higher income taxes paid mainly by our wireless business. Our wireless business segment accounted for 62% of our cash flows from operating activities while our fixed line segment accounted for 37% during 2005. We currently believe that our continuing strong cash flows from operating activities on a consolidated basis will allow us to defray our current liabilities despite our current ratio being less than 1:1 as at December 31, 2005.

While Smart is subject to loan covenants that restrict its ability to pay dividends, redeem preferred shares, make distributions to PLDT or otherwise provide funds to PLDT or any associate without the consent of its lenders, Smart has been able to obtain waivers from Finnvera and certain of its lenders for each of the dividend payments made by Smart to PLDT in 2004, 2003 and 2002 aggregating Php16,100 million, Php6,166 million and Php1,540 million, respectively. Smart has also obtained the necessary consents from its lenders to make similar distributions to PLDT in 2005, amounting to about Php20,000 million, of which dividends amounting to Php6,000 million, Php8,000 million, Php3,225 million and Php2,492 million were paid by Smart to PLDT in March, June, September and December 2005, respectively. In September and December 2005, Smart redeemed 200 million and 180.8 million preferred shares, respectively, previously issued to PLDT at a redemption price of Php13.875 per share, or a total redemption price aggregating to
Php5,283 million.

Investing Activities

Net cash used in investing activities in 2005 amounted to Php11,690 million, a decrease of Php12,249 million, or 51%, compared to Php23,939 million in 2004. This decrease resulted from a decline in capital expenditures by Php6,172 million partially offset by an increase in short-term investments of Php3,418 million.

In 2005, short-term investments increased by Php1,206 million primarily due to the maturity of Smart’s prepaid forward exchange contracts of Php3,873 million, which was outstanding in 2004, partially offset by Smart’s additional investment of Php2,667 million.

Our consolidated capital expenditures in 2005 totaled Php14,990 million, a decrease of Php6,172 million, or 29%, from Php21,162 million in 2004, primarily due to Smart’s and PLDT’s lower capital spending. Smart's capital spending of Php8,786 million in 2005 was used to further expand and upgrade its transmission network facilities to increase capacity and coverage in respect of basic and advanced cellular services. PLDT's capital spending of Php5,500 million was principally used to finance the expansion of its fixed line data and IP-based network services. ePLDT and its subsidiaries’ capital spending of Php620 million was primarily used to fund its VitroTM, Digital Paradise and call center business operations. The balance represented other subsidiaries’ capital spending. Consolidated capital expenditures in 2004 amounted to Php21,162 million, of which Php14,721 million, Php5,794 million and Php517 million were attributable to Smart, PLDT and ePLDT, respectively. The balance represented other subsidiaries’ capital spending.

Financing Activities

On a consolidated basis, we used net cash of Php59,484 million for financing activities in 2005, compared to Php42,330 million in 2004. The net cash used in financing activities in 2005 was mainly attributable to debt repayments and interest payments by PLDT in line with its ongoing debt reduction program and dividend payments distributed to common and preferred stockholders.

Debt Financing

Additions to our consolidated long-term debt in 2005 totaled Php5,471 million from Smart's drawings related to the refinancing of its Phase 5A/5B loan facilities. Payments in respect of principal and interest of our total debt amounted to Php44,323 million and Php10,929 million, respectively, in 2005, of which Php31,173 million and Php9,152 million were attributable to PLDT, respectively.

The following table shows our long-term debt, including current portion as at
December 31, 2005 and 2004:

	December 31,		Increase (Decrease)
	2005	2004	Amount	%
(in millions)

U.S. Dollar Debt:
Export Credit Agencies-Supported Loans	Php23,126	Php41,266	(Php18,140)	(44)
Fixed Rate Notes	52,354	68,795	(16,441)	(24)
Term Loans	14,288	20,492	(6,204)	(30)
Restructured Loans	4,767	4,815	(48)	(1)
Satellite Acquisition Loans	3,040	4,064	(1,024)	(25)
	97,575	139,432	(41,857)	(30)
Japanese Yen Debt:
JBIC’s Overseas Investment Loan	3,139	5,363	(2,224)	(41)
Export Credit Agency-Supported Loan	709	1,212	(503)	(42)
	3,848	6,575	(2,727)	(41)
Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	1,576	1,675	(99)	(6)
Term Loans	166	985	(819)	(83)
Restructured Loans	379	363	16	4
	2,121	3,023	(902)	(30)
	Php103,544	Php149,030	Php(45,486)	(31)

For a complete discussion of long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements.

Our long-term debt decreased by Php45,486 million, or 31%, to Php103,544 million as at December 31, 2005 largely due to debt amortizations and prepayments in line with PLDT’s efforts to reduce its overall debt level and also due to the appreciation of the peso. PLDT’s debt was reduced by 33% to Php73,397 million by December 31, 2005. In addition, the debt levels of Smart, Mabuhay and ePLDT as at December 31, 2005 relative to the debt balances as at December 31, 2004 decreased by 22%, 25% and 44% to Php26,941 million, Php3,040 million and Php165 million, respectively, due to the peso appreciation and debt amortizations during 2005.

As at December 31, 2005, PLDT had no undrawn committed long-term credit facilities. The JP¥3,095 million undrawn portion of the JP¥5,615 million syndicated term loan facility supported by Nippon Export and Investment Insurance of Japan and US$4 million undrawn portion of the US$12 million term loan facility extended by DEG-Deutsche Investitions-und Entwicklungsgesellschaft mbH were cancelled at our request on December 3, 2004 and September 26, 2004, respectively. In addition, PLDT also waived further disbursements from the
US$149 million Kreditanstalt für Wiederaufbau refinancing facility effective September 1, 2004, thus, canceling the undrawn portion of US$9 million. As at December 31, 2005, Smart had undrawn facilities of US$30 million pursuant to the commercial facility with Nordic Investment Bank and the US$70 million loan facility with Finnish Export Credit Ltd., signed on August 8, 2005 and August 10, 2005, respectively, for its GSM Phase 8 financing. These facilities are expected to be drawn in the first quarter of 2006. Smart also had available facilities under its €50 million Framework Agreement with Bayerische Hypo-und Vereinsbank Aktiengesellschaft up to a maximum aggregate amount of €44 million. Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements for a detailed discussion of our long-term debt.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2005 are as follows:

Year	US$ Loans(1)		JP¥ Loans(2)		Peso Loans	Total
	(in millions)

2006(3)	US$307	Php16,336	JP¥3,418	Php1,540	Php929	Php18,805
2007	347	18,426	3,418	1,539	35	20,000
2008	110	5,839	1,709	770	24	6,633
2009	267	14,133	–	–	25	14,158
2010	48	2,552	–	–	834	3,386
2011 and onwards	924	49,011	–	–	380	49,391
	US$2,003	Php106,297	JP¥8,545	Php3,849	Php2,227	Php112,373

________________

(1)        The exchange rate used was Php53.062 to US$1.00.

(2)        The exchange rate used was Php0.4504 to JP¥1.00.

(3)        January 1, 2006 to December 31, 2006.

Approximately Php62,982 million principal amount of our consolidated outstanding long-term debt as at December 31, 2005 is scheduled to mature over the period from 2006 to 2010. Of this amount, Php44,904 million was attributable to PLDT, Php14,872 million to Smart, and the remainder to Mabuhay Satellite, Maratel and ePLDT.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying common dividends under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

Please see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements for a detailed discussion of our covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Since 2002, we have been utilizing internally generated cash, particularly from our cellular business, to reduce our overall level of indebtedness. In line with this objective, we have managed our capital expenditures, reduced our investments and suspended dividend payments to common shareholders from April 2001 to 2004. As a result of our improving cash flows and reduced debt levels, we have restored the payment of common dividends in May 2005 and currently intend to gradually increase our dividend payout ratio in succeeding years as we improve our leverage ratios.

Credit Ratings

None of our existing indebtedness contains provisions under which credit rating downgrades would trigger a default, changes in applicable interest rates or other similar terms and conditions.

PLDT’s current credit ratings are as follows:

Rating Agency	Credit Rating		Outlook

Moody’s Investor Service	Foreign Currency Senior Unsecured Debt Rating	Ba2	Negative
	Local Currency Corporate Family Rating	Ba1	Positive

Standard and Poor’s	Foreign Currency Senior Unsecured Debt Rating	BB+	Stable

Fitch	Long-term Foreign Currency Rating	BB	Stable
	Long-term Local Currency Rating	BB+	Stable

On February 20, 2006, Fitch Ratings has revised its outlook on PLDT’s long-term foreign currency from negative to stable. PLDT’s long-term foreign currency, global bonds and senior notes has been affirmed at “BB” and convertible preferred stock at “B+.” The revision in outlook reflects that of the outlook of the Republic of the Philippines as foreign currency and senior debt instrument ratings are constrained by the sovereign foreign currency rating. At the same time, PLDT’s long-term local currency rating has been affirmed at “BB+” with a stable outlook.

On December 22, 2005, Moody’s Investor Service, or Moody’s, upgraded the long-term ratings of PLDT. Moody’s indicated that the upgrade reflects ongoing improvements in PLDT’s financial profile as it continues to enjoy healthy free cash generation and reduces its debt load. The rating outlook on the local currency rating is positive, while on the foreign currency rating it is negative, reflecting the sovereign outlook. At the same time, Moody’s withdrew PLDT’s preferred stock ratings following conversion of rated stock in December 2005. On February 16, 2005, Moody’s had downgraded the foreign currency senior unsecured debt rating of PLDT by one-notch to Ba3 from Ba2 with a stable outlook. The rating action was taken as part of Moody’s two-notch downgrade of the Republic of the Philippines’ foreign currency country ceiling to B1 from Ba2. On the same date, Moody’s affirmed PLDT’s B1 preferred stock rating with a stable outlook. It is Moody's view is that there is a differential between PLDT's foreign currency rating and its sovereign rating. According to Moody's, PLDT's foreign currency bond rating is a function of its own risk of default and is less likely to be subject to a foreign currency debt moratorium which the Philippine government may declare in case of an event of default by the Philippine government.

On November 3, 2005, Standard and Poor's Ratings Group, or Standard and Poor’s, announced that it raised 25 non-sovereign credit ratings in Latin America and the Asia/Pacific region following a review of the transfer and convertibility risk in these markets. According to Standard and Poor's, the reassessment of the transfer and convertibility risk means that certain issuers that are deemed to be well insulated from direct and indirect sovereign risk may achieve a foreign currency rating that exceeds the sovereign foreign currency rating. As a result of this reassessment, PLDT's foreign currency rating was upgraded two notches to “BB+” with a stable outlook from “BB-” with a negative outlook.

On October 13, 2005, Moody’s placed the ratings of PLDT on review for possible upgrade. At the same time, Moody’s assigned PLDT a local currency corporate family rating of Ba2 and placed it on review for possible upgrade. The review for upgrade results from continual improvements in PLDT’s financial risk profile.

On October 12, 2005 and October 10, 2005, Standard and Poor’s and Fitch announced that the solicitation of consent from holders of the 11.375% Notes due 2012 and 10.625% Notes due 2007 to amend certain covenants has no impact on the rating nor outlook of PLDT. For a detailed discussion of the consent solicitation, see Other Information.

On August 31, 2005, Standard and Poor’s, had affirmed its long-term foreign currency rating on PLDT at “BB-” with a negative outlook. The outlook reflects that of the Republic of the Philippines’ sovereign ratings. At the same time, the rating on PLDT’s existing Series III preferred stock was raised to “B+” from “B.” On January 17, 2005, Standard and Poor’s had revised its long-term foreign currency rating on PLDT from “BB” to “BB-” (BB minus) with a stable outlook. The rating action was taken immediately after Standard and Poor’s had downgraded the foreign currency rating on the Republic of the Philippines to “BB-.”

On July 11, 2005, Fitch revised the outlook on PLDT’s long-term foreign currency rating to negative from stable. The revision in outlook reflects a similar change in Fitch’s outlook on the Republic of the Philippines’ “BB” long-term foreign currency rating to negative from stable. PLDT’s long-term foreign currency rating, global bonds and senior notes were maintained at “BB” and convertible preferred stock remained unchanged at “B+.” The outlook on PLDT’s long-term local currency rating was affirmed as “BB+” and the stable outlook on this rating remained in place. On May 3, 2005, Fitch had upgraded PLDT’s long-term local currency rating to “BB+” with a stable outlook. Simultaneously, Fitch had affirmed PLDT’s long-term foreign currency rating, global bonds and senior notes at “BB” and PLDT’s convertible preferred stock at “B+.”

Equity Financing

PLDT raised Php275 million and Php274 million from the exercise by certain officers and executives of stock options in 2005 and 2004, respectively. In addition, through our subscriber investment plan, or SIP, which provides postpaid fixed line subscribers the opportunity to buy shares of our 10% cumulative convertible preferred stock as part of the upfront payments collected from subscribers, PLDT was able to raise Php59 million in 2005 and Php7 million in 2004.

Cash dividend payments in 2005 amounted to Php10,972 million, of which Php9,587 million and Php1,385 million were paid to common and preferred shareholders, respectively, compared to Php1,456 million in 2004, all of which were paid to preferred shareholders of PLDT. On March 1, 2005, PLDT declared cash dividends of Php14 per common share to holders of record as at March 31, 2005 paid on May 12, 2005. This was the first cash dividend declaration to common shareholders in four years since April 2001. In addition, on each of May 5, 2005 and November 8, 2005, PLDT declared cash dividends of Php21 per common share to holders of record as at June 3, 2005 and November 28, 2005 paid on July 14, 2005 and December 28, 2005, respectively.

As of December 19, 2005, all of the 4,616,200 outstanding shares of PLDT’s Series III Convertible Preferred Stock were mandatorily converted into common shares at 1.7129 common shares for every Series III Convertible Preferred Stock (see Note 16 – Equity of the accompanying consolidated financial statements for further discussion.)

As at December 31, 2005, 180,789,003 PLDT common shares were outstanding.

Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual obligations outstanding as at December 31, 2005:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years

(in millions)
Long-term debt (1)	Php112,373	Php18,805	Php26,633	Php17,544	Php49,391
Long-term lease obligations:
Operating lease	3,636	632	1,091	853	1,060
Capital lease	1,700	895	355	15	435
Unconditional purchase obligations(2)	11,120	4,752	2,122	2,123	2,123
Other long-term obligations	15,890	–	8,844	7,046	–
Total contractual obligations	Php144,719	Php25,084	Php39,045	Php27,581	Php53,009

___________

(1)     Before deducting unamortized debt discount and debt issuance costs.

(2)     Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2005, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php17 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php30 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites, telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,272 million as at December 31, 2005 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php119 million as at December 31, 2005, and ePLDT has lease obligations aggregating Php198 million as at December 31, 2005 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. PLDT is a party to a Founder NSP, or National Service Provider, Air Time Purchase Agreement entered into with ACeS International Limited, or AIL, in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 20 – Related Party Transactions and Note 23 – Provisions and Contingencies to the accompanying audited consolidated financial statements for further details relating to the Air Time Purchase Agreement with AIL.

As at December 31, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,120 million.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus Intelligent Network Inc., or iPlus, a wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with all the necessary support in terms of sales, marketing, and technical services. Effective
March 30, 2004, I-Contact agreed to amend the agreement and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements, as at December 31, 2005, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JP¥4,071.89 per share, respectively.

As at December 31, 2005, 2,480,553 shares of Series V Convertible Preferred Stock and 896,190 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As at December 31, 2005, 240,887 shares of Series V, 4,398,914 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2005 was Php15,890 million, of which Php8,844 million is puttable on June 4, 2008 and Php7,046 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying shares of common stock were put to PLDT. The market value of the underlying shares of common stock was Php15,564 million, based on the market price of PLDT common shares of Php1,835 per share as at December 31, 2005.

Please refer to Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements for further discussion.

Commercial Commitments

As at December 31, 2005, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,493 million. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency risk and interest rate risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations.

Liquidity Risk Management

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Currency Risk Management

As at December 31, 2005, the Philippine peso had appreciated by 6% against the U.S. dollar to Php53.062 to US$1.00 from Php56.341 to US$1.00 as at December 31, 2004. As at December 31, 2004, on the other hand, the peso depreciated by 1% to Php56.341 to US$1.00 from Php55.586 to US$1.00 as at December 31, 2003. As at December 31, 2005, the Philippine peso had appreciated by 18% against the Japanese yen to Php0.4504 to JP¥1 from Php0.5495 to JP¥1 as at December 31, 2004. On the other hand, as at December 31, 2004, the peso depreciated by 6% to Php0.5495 to JP¥1 from Php0.5193 to JP¥1 as at December 31, 2003. As such, we recognized foreign exchange gains of Php5,513 million in 2005 as compared to foreign exchange losses of Php2,710 million recorded in 2004.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2005, approximately 98% of our total consolidated debts were denominated in foreign currencies, principally in U.S. dollars. Of our foreign currency-denominated debts, 3% are in Japanese yen on a consolidated basis and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 53% of our consolidated debts, or 44% net of our U.S. dollar cash balances as at December 31, 2005), and interest expense on our debt in peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see “Liquidity and Capital Resources – Financing Activities – Covenants” above and Note 17 – Interest-bearing Financial Liabilities to the accompanying audited consolidated financial statements.

To manage our foreign currency risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign currency risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign currency risk associated with our foreign currency-denominated loans. In order to manage hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of currency option contracts, and fixed to floating coupon only swap agreements. Accounted as either cash flow hedges or transactions not designated as hedges, changes in the fair value of these instruments are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings or directly to income for the period. As at December 31, 2005, PLDT’s outstanding forward foreign exchange contracts, principal-only long-term cross-currency swap contracts and currency option contracts amounted to US$220 million and JP¥1,282 million; US$550 million; and US$175 million, respectively. Smart has no outstanding forward foreign exchange contracts as at December 31, 2005.

For further discussions of these contracts, see Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying audited consolidated financial statements.

Interest Rate Risk Management

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. As at December 31, 2005, PLDT’s outstanding interest rate swap contracts amounted to US$125 million. For further discussions of these contracts, see
Note 24 – Financial Assets and Liabilities – Derivative Financial Instruments to the accompanying audited consolidated financial statements.

We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. In recent periods, we do not believe inflation has had a material impact on our operations. The average inflation rate in the Philippines in 2005 was 7.6%, compared to 6.0% in 2004.

OTHER INFORMATION

Smart’s 3G Service Roll-out

On December 29, 2005, Smart was awarded a 3G license by the NTC. Ranked highest by the NTC in garnering a perfect score on a 30-point grading system designed to gauge the capability of telecommunication operators to effectively provide extensive 3G services, Smart was assigned the largest radio frequency allocation and had the choice of frequency spectrum that will best enable it to rapidly deploy its 3G network nationwide and at the same time offer the highest quality of 3G service.

On February 14, 2006, Smart launched its third generation or 3G service on a free-trial basis. Subscribers using Smart’s network with 3G handsets in selected key areas may avail of services such as video calling, video streaming, high-speed internet browsing and special 3G content downloading under Smart’s 3G network.

Strategic Partnership with NTT DoCoMo, Inc.

On January 31, 2006, NTT DoCoMo, Inc., or DoCoMo, agreed to acquire from NTT Communications, Inc., or NTT Communications, 12.6 million common shares of PLDT, representing 7% of PLDT’s outstanding common shares held by NTT Communications, for a consideration equivalent to approximately US$440 million.  The consideration was determined based on the 30-day weighted average price of PLDT’s common stock of Php1,825.  NTT Communications will retain 12.6 million shares of PLDT with a similar 7% equity shareholding. In connection with DoCoMo’s aforementioned acquisition of PLDT shares, PLDT, First Pacific Company Limited and certain of its affiliates, or the FP Parties, NTT Communications and DoCoMo entered into a Cooperation Agreement dated January 31, 2006, under which the parties agreed to amend, and grant DoCoMo certain benefits under, the Stock Purchase and Strategic Investment Agreement dated September 28, 1999 (as amended), among PLDT, the FP Parties and NTT Communications, the Shareholders’ Agreement dated March 24, 2000 between the FP Parties and NTT Communications, the Advisory Services Agreement dated March 24, 2000 (as amended) and the Registration Rights Agreement dated March 24, 2000 between PLDT and NTT Communications. DoCoMo and NTT Communications have also agreed certain procedures relating to the exercise and sharing of the benefits of certain rights under the aforestated agreements. In addition, PLDT and DoCoMo agreed to certain strategic business relationships in the field of mobile communications services which, among other things, will enable Smart to offer DoCoMo’s i-mode mobile internet service exclusively to Smart’s subscribers and to collaborate with DoCoMo in the development and roll-out of Smart’s 3G networks using W-CDMA standard.

ePLDT’s Acquisition of Level Up!

On February 16, 2006, ePLDT acquired a 60% equity interest in Level Up!, a leading publisher of online games in the Philippines with about an 80% share of the online gaming market.  The acquisition of Level Up!, together with netGames, ePLDT’s online gaming subsidiary, will strengthen the position of ePLDT as the dominant online gaming company in the country.

Related Party Transactions

In the ordinary course of business, a number of companies related to but outside of the consolidated PLDT Group are engaged in arm’s-length intercompany transactions. We believe that the terms of these transactions are comparable with those available from unrelated parties.

Transactions to which PLDT or any of its subsidiaries are a party, in which a director or key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004 are as follows:

Agreements with NTT Communications and/or its Affiliates — agreements under which (1) NTT Communications provides advisory services for various business areas of PLDT; (2) NTT World Engineering Marine Corporation provides maintenance services to PLDT’s DFON; (3) PLDT is licensed to market managed data and other services using NTT Communications’ Arcstar brand; and (4) PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunication services. Total fees under these agreements totaled Php256 million and Php336 million for the years ended December 31, 2005 and 2004, respectively. PLDT’s outstanding obligations under these agreements amounted to Php23 million and Php49 million as at December 31, 2005 and 2004, respectively.

Agreements between Smart and Asia Link B.V. — agreements under which Asia Link undertakes to provide technical support services and assistance in the operations and maintenance of Smart’s cellular business. Total fees under these agreements totaled Php567 million and Php507 million for the years ended December 31, 2005 and 2004, respectively. Under these agreements, Smart had outstanding payables of Php194 million and Php267 million as at December 31, 2005 and 2004, respectively. Asia Link is a subsidiary of the First Pacific Group.

Agreements relating to insurance companies — Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain insurable properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses paid under these agreements amounted to Php468 million and Php488 for the years ended December 31, 2005 and 2004, respectively. Two directors of PLDT have direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

For a more detailed discussion of the related party transactions enumerated above, see Note 20 –Related Party Transactions to the accompanying audited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: /s/ Ma. Lourdes C. Rausa-Chan
Ma. Lourdes C. Rausa-chan
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: February 27, 2006

Report of Independent Auditors

The Stockholders and the Board of Directors

Philippine Long Distance Telephone Company

Ramon Cojuangco Building

Makati Avenue, Makati City, Philippines

We have audited the accompanying consolidated balance sheets of Philippine Long Distance Telephone Company and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philippine Long Distance Telephone Company and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the Philippines.

SYCIP GORRES VELAYO & CO.

/s/ Betty C. Siy-Yap

Betty C. Siy-Yap

Partner

CPA Certificate No. 57794

SEC Accreditation No. 0098-A

Tax Identification No. 102-100-627

PTR No. 0017640, January 2, 2006, Makati City, Philippines

February 27, 2006

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT DECEMBER 31, 2005 AND 2004

AND FOR THE THREE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

AND

REPORT OF INDEPENDENT AUDITORS

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(in million pesos, except par value per share amounts)

	2005	2004
		(As restated – Note 2)
ASSETS
Noncurrent Assets
Property, plant and equipment (Notes 2, 8 and 17)	176,974	194,525
Investments in associates (Notes 2, 9 and 17)	15	8
Investments-available-for-sale (Notes 2 and 24)	109	104
Investment properties (Notes 2 and 10)	701	743
Goodwill and intangible assets (Notes 2, 3 and 11)	3,063	3,306
Deferred income tax assets (Notes 2 and 6)	15,452	12,677
Derivative assets (Notes 2 and 24)	2,648	4,116
Notes receivable (Notes 2, 12 and 24)	346	286
Prepayments - net of current portion	1,063	997
Advances and refundable deposits - net of current portion (Note 2)	1,056	1,134
Total Noncurrent Assets	201,427	217,896
Current Assets
Cash and cash equivalents (Notes 2, 13 and 24)	30,064	27,321
Short-term investments (Notes 2 and 24)	2,746	3,873
Trade and other receivables (Notes 2, 14 and 24)	8,763	10,404
Inventories and supplies (Notes 2 and 15)	1,548	2,140
Derivative assets (Notes 2 and 24)	37	335
Current portion of prepayments	5,647	1,271
Current portion of advances and refundable deposits (Notes 2 and 20)	1,752	1,511
Total Current Assets	50,557	46,855
	251,984	264,751

EQUITY AND LIABILITIES
Equity Attributable to Equity Holders of the Parent (Notes 2, 7 and 16)
Preferred stock, Php10 par value, authorized 822,500,000 shares; issued and outstanding 443,343,035 shares as at December 31, 2005 and 449,682,057 shares as at December 31, 2004	4,433	4,497
Common stock, Php5 par value, authorized 234,000,000 shares; issued and outstanding 180,789,003 shares as at December 31, 2005 and 170,213,722 shares as at December 31, 2004	904	851
Stock options issued (Note 21)	67	181
Equity portion of convertible preferred stock (Note 17)	49	448
Capital in excess of par value	53,918	50,469
Retained earnings (deficit) (Note 7)	12,583	(10,478)
Cumulative translation adjustments (Note 24)	1,253	362
Total Equity Attributable to Equity Holders of the Parent	73,207	46,330
Minority interest	1,162	857
Total Equity	74,369	47,187

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)

December 31, 2005 and 2004

(in million pesos, except par value per share amounts)

	2005	2004
		(As restated – Note 2)
Noncurrent Liabilities
Interest-bearing financial liabilities - net of current portion (Notes 2, 8, 17, 22 and 24)	97,215	136,228
Deferred income tax liabilities (Notes 2 and 6)	45	1,282
Derivative liabilities (Notes 2 and 24)	5,777	6,930
Provision for onerous contracts and assessments - net of current portion (Notes 20, 22 and 23)	3,966	3,951
Pension and other employee benefits (Notes 2 and 21)	4,252	2,936
Customers’ deposits	2,215	2,174
Other noncurrent liabilities (Notes 2, 8, 14 and 18)	7,600	6,387
Total Noncurrent Liabilities	121,070	159,888
Current Liabilities
Accounts payable (Notes 2 and 24)	14,241	8,037
Accrued expenses and other current liabilities (Notes 2, 17, 19 and 20)	16,488	14,547
Unearned revenues (Note 2)	2,656	2,892
Derivative liabilities (Notes 2 and 24)	192	474
Current portion of provision for onerous contracts and assessments (Notes 20, 22 and 23)	742	597
Current portion of interest-bearing financial liabilities (Notes 2, 8, 17, 22 and 24)	19,401	28,501
Dividends payable (Notes 2, 7, 17 and 24)	746	652
Income tax payable (Notes 2 and 6)	2,079	1,976
Total Current Liabilities	56,545	57,676
	251,984	264,751

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2005, 2004 and 2003

(in million pesos, except per share amounts)

	2005	2004	2003
		(As restated – Note 2)
INCOME (Notes 2 and 4)
Service revenues	121,060	115,206	100,604
Non-service revenues (Note 5)	2,987	6,269	10,714
Equity share in net income of associates	7	–	–
Other income (Notes 4 and 5)	1,667	4,729	965
	125,721	126,204	112,283
EXPENSES (Notes 2 and 4)
Depreciation and amortization (Notes 4 and 8)	30,822	21,405	23,606
Compensation and benefits (Notes 5 and 21)	13,913	12,025	14,740
Financing costs (Note 5, 8, 17 and 24)	9,211	19,264	26,550
Maintenance (Note 20)	6,705	5,671	4,931
Cost of sales (Notes 5, 20 and 22)	6,201	11,122	16,094
Selling and promotions	5,068	5,708	4,394
Provisions (Notes 4, 5, 14, 15, 20, 22 and 23)	2,889	4,851	4,839
Professional and other contracted services (Note 20)	2,464	2,228	1,227
Taxes and licenses (Note 23)	2,462	1,997	1,783
Rent (Note 22)	2,086	1,907	2,201
Insurance and security services (Note 20)	1,523	1,644	1,528
Communication, training and travel	1,465	1,310	1,565
Amortization of intangible assets (Note 11)	244	155	–
Asset impairment (Notes 5, 8 and 9)	26	1,412	5,822
Equity share in net losses of associates	–	74	79
Other expenses (Notes 5 and 20)	2,027	2,499	2,377
	87,106	93,272	111,736
INCOME BEFORE INCOME TAX	38,615	32,932	547
PROVISION FOR (BENEFIT FROM) INCOME TAX (Notes 2 and 6)	4,136	4,973	(914)
NET INCOME FOR THE YEAR	34,479	27,959	1,461
ATTRIBUTABLE TO:
Equity holders of the Parent	34,112	28,031	1,363
Minority interest	367	(72)	98
	34,479	27,959	1,461
Earnings Per Common Share (Note 7)
Basic	189.96	156.14	(0.72)
Diluted	185.72	154.51	(0.72)

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Years Ended December 31, 2005, 2004 and 2003

(in million pesos)

	Preferred Stock	Common Stock	Stock Options Issued	Equity Portion of Convertible Preferred Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Cumulative Translation Adjustments	Equity Attributable to Equity Holders of the Parent	Minority Interest	Total Equity
Balances at January 1, 2003	4,474	847	348	1,509	49,564	(37,361)	501	19,882	529	20,411
Effect of changes in accounting treatment on foreign currency-denominated convertible preferred stock (Note 2)	–	–	–	(986)	(56)	513	–	(529)	–	(529)
As restated	4,474	847	348	523	49,508	(36,848)	501	19,353	529	19,882
Changes in equity:
Income for the year	–	–	–	–	–	–	–	–	–	–
As previously reported	–	–	–	–	–	2,123	–	2,123	98	2,221
Effect of changes in accounting treatment on foreign currency-denominated convertible preferred stock (Note 2)	–	–	–	–	–	(760)	–	(760)	–	(760)
As restated	–	–	–	–	–	1,363	–	1,363	98	1,461
Currency translation differences (Note 24)	–	–	–	–	–	–	48	48	23	71
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	48	48	23	71
Total income and expense for the year	–	–	–	–	–	1,363	48	1,411	121	1,532
Cash dividends	–	–	–	–	–	(1,497)	–	(1,497)	–	(1,497)
Issuance of capital stock - net (Note 16)	31	–	–	–	73	–	–	104	–	104
Cancelled option shares (Note 21)	–	–	(52)	–	52	–	–	–	–	–
Cost of share-based payments (Note 21)	–	–	(10)	–	–	–	–	(10)	–	(10)
Minority interest	–	–	–	–	–	–	–	–	121	121
Balances at December 31, 2003 (As restated – Note 2)	4,505	847	286	523	49,633	(36,982)	549	19,361	771	20,132

Balances at January 1, 2004	4,505	847	286	1,536	49,690	(36,735)	549	20,678	771	21,449
Effect of changes in accounting treatment on foreign currency-denominated convertible preferred stock (Note 2)	–	–	–	(1,013)	(57)	(247)	–	(1,317)	–	(1,317)
As restated	4,505	847	286	523	49,633	(36,982)	549	19,361	771	20,132
Changes in equity:
Income for the year
As previously reported	–	–	–	–	–	28,044	–	28,044	(72)	27,972
Effect of changes in accounting treatment on foreign currency- denominated convertible preferred stock (Note 2)	–	–	–	–	–	(13)	–	(13)	–	(13)
As restated	–	–	–	–	–	28,031	–	28,031	(72)	27,959
Currency translation differences (Note 24)	–	–	–	–	–	–	17	17	8	25
Net loss on available-for-sale financial assets (Note 24)	–	–	–	–	–	–	(5)	(5)	–	(5)
Net loss on cash flow hedges (Note 24)	–	–	–	–	–	–	(199)	(199)	–	(199)
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	(187)	(187)	8	(179)
Total income and expense for the year	–	–	–	–	–	28,031	(187)	27,844	(64)	27,780
Cash dividends	–	–	–	–	–	(1,527)	–	(1,527)	–	(1,527)
Issuance of capital stock - net (Note 16)	(8)	2	–	(75)	445	–	–	364	–	364
Exercised shares (Note 21)	–	2	(114)	–	386	–	–	274	–	274
Cancelled option shares (Note 21)	–	–	(5)	–	5	–	–	–	–	–
Cost of share-based payments (Note 21)	–	–	14	–	–	–	–	14	–	14
Minority interest	–	–	–	–	–	–	–	–	150	150
Balances at December 31, 2004 (As restated – Note 2)	4,497	851	181	448	50,469	(10,478)	362	46,330	857	47,187

Balances at January 1, 2005	4,497	851	181	1,459	50,528	(10,220)	362	47,658	857	48,515
Effect of changes in accounting treatment on foreign currency-denominated convertible preferred stock (Note 2)	–	–	–	(1,011)	(59)	(258)	–	(1,328)	–	(1,328)
As restated	4,497	851	181	448	50,469	(10,478)	362	46,330	857	47,187
Changes in equity:
Income for the year	–	–	–	–	–	34,112	–	34,112	367	34,479
Currency translation differences (Note 24)	–	–	–	–	–	–	(62)	(62)	(36)	(98)
Net gains on available-for-sale financial assets (Note 24)	–	–	–	–	–	–	4	4	–	4
Net gains on cash flow hedges (Note 24)	–	–	–	–	–	–	949	949	–	949
Total income and expense for the year recognized directly to equity	–	–	–	–	–	–	891	891	(36)	855
Total income and expense for the year	–	–	–	–	–	34,112	891	35,003	331	35,334
Cash dividends (Note 7)	–	–	–	–	–	(11,051)	–	(11,051)	–	(11,051)
Issuance of capital stock - net (Note 16)	(64)	51	–	(399)	3,062	–	–	2,650	–	2,650
Exercised shares (Note 21)	–	2	(113)	–	386	–	–	275	–	275
Cancelled option shares (Note 21)	–	–	(1)	–	1	–	–	–	–	–
Minority interest	–	–	–	–	–	–	–	–	(26)	(26)
Balances at December 31, 2005	4,433	904	67	49	53,918	12,583	1,253	73,207	1,162	74,369

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005, 2004 and 2003

(in million pesos)

	2005	2004	2003
		(As restated – Note 2)
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	38,615	32,932	547
Adjustments for:
Depreciation and amortization (Note 8)	30,822	21,405	23,606
Interest on loans and related items - net of capitalized interest (Note 5)	10,377	11,853	12,121
Accretion on financial liabilities - net (Note 5)	2,882	3,412	2,697
Provision for doubtful accounts (Note 5)	2,251	3,955	4,092
Write-down of inventories to net realizable value (Note 5)	479	577	337
Dividends on preferred stock subject to mandatory redemption (Note 5)	251	284	254
Amortization of intangible assets (Note 11)	244	155	–
Provision for onerous contracts and assessments (Note 5)	159	319	410
Asset impairment (Note 5)	26	1,412	5,822
Equity share in net losses (income) of associates (Note 5)	(7)	74	79
Loss (gain) on derivative transactions - net (Note 5)	(683)	654	1,566
Interest income (Note 5)	(1,457)	(942)	(513)
Foreign exchange losses (gains) - net (Note 5)	(4,906)	2,636	9,042
Gain on debt exchange and debt restructuring transactions (Note 5)	–	(4,419)	(101)
Others	(396)	704	1,213
Operating income before working capital changes	78,657	75,011	61,172
Decrease (increase) in:
Trade and other receivables	(1,036)	2,290	(3,910)
Inventories and supplies	509	7	1,578
Prepayments	(3,293)	119	365
Advances and refundable deposits	(240)	(873)	(316)
Increase (decrease) in:
Accounts payable	6,466	2,614	(3,526)
Accrued expenses and other current liabilities	2,496	1,560	733
Unearned revenues	(250)	(213)	655
Pension and other benefits	1,316	(750)	1,674
Net cash generated from operations	84,625	79,765	58,425
Income taxes paid	(9,722)	(5,478)	(2,453)
Net cash provided by operating activities	74,903	74,287	55,972
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(14,486)	(20,567)	(17,132)
Proceeds from disposal of property, plant and equipment	912	112	226
Interest paid – capitalized to property, plant and equipment (Notes 5 and 8)	(504)	(595)	(887)
Payments for purchase of investments - net of cash acquired	(248)	(1,366)	(128)
Additions to investment properties	–	(3)	(16)
Proceeds from disposal of investment properties	11	–	–
Increase (decrease) in short-term investments	1,206	(2,212)	(1,662)
Investments in notes receivable	(60)	(286)	–
Interest received	1,408	954	484
Decrease (increase) in advances and refundable deposits	71	24	(495)
Net cash used in investing activities	(11,690)	(23,939)	(19,610)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

For the Years Ended December 31, 2005, 2004 and 2003

(in million pesos)

	2005	2004	2003
		(As restated – Note 2)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from availment of long-term debt	5,471	12,131	15,361
Payments of long-term debt	(44,323)	(39,548)	(31,030)
Proceeds from notes payable	329	502	3,135
Payments of notes payable	(387)	(2,457)	(1,698)
Payments of obligations under capital lease	(38)	(136)	(139)
Interest paid - net of capitalized portion	(10,929)	(12,310)	(12,647)
Cash dividends paid	(10,972)	(1,456)	(1,349)
Proceeds from issuance of capital stock	334	281	95
Increase (decrease) in:
Customers’ deposits	42	(4)	(93)
Other noncurrent liabilities	989	667	428
Net cash used in financing activities	(59,484)	(42,330)	(27,937)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(986)	(69)	(28)
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,743	7,949	8,397
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	27,321	19,372	10,975
CASH AND CASH EQUIVALENTS AT END OF YEAR	30,064	27,321	19,372

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.        Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common ownership by United States entities. In 1967, effective control of PLDT was sold by General Telephone and Electronics Corporation
(a major shareholder since PLDT’s incorporation) to a group of Filipino businessmen. In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines. In 1998, First Pacific Company Limited, or First Pacific, through its Philippine and other affiliates, acquired a significant interest in PLDT. On March 24, 2000, NTT Communications Corporation, through NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued common capital stock of PLDT. Simultaneous with NTT Communications Corporation’s investment in PLDT, we acquired 100% of Smart Communications, Inc., or Smart.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, or PSE, and prior to October 19, 1994, were listed and traded on the American Stock Exchange and the Archipelago Exchange (then the Pacific Exchange) in the United States. On October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. JP Morgan Chase Bank was appointed as successor depositary for PLDT’s ADR facility effective February 10, 2003. The ADSs are listed on the New York Stock Exchange, or NYSE, and on the Archipelago Exchange in the United States and are traded on the NYSE.

PLDT’s charter, like those of all other Philippine corporations, was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional

25-year period to 2028. Under its amended charter (Republic Act No. 7082), which became effective on August 24, 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries.

PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

The registered office address of PLDT is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

Our consolidated financial statements as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003 were approved and authorized for issuance by the Board of Directors on February 27, 2006.

2.        Summary of Significant Accounting Policies and Practices

Basis of Preparation

Our consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of derivative financial instruments, available-for-sale financial assets and investment properties that have been measured at fair values. The carrying values of recognized assets and liabilities that are hedged items in fair value hedges, and are otherwise carried at cost, are adjusted to record changes in the fair values attributable to the risks that are being hedged.

Our consolidated financial statements are presented in Philippine pesos and all values are rounded to the nearest million except when otherwise indicated.

Statement of Compliance

We applied Philippine Financial Reporting Standards, or PFRSs, 1, “First-time Adoption of Philippine Financial Reporting Standards,” in preparing our consolidated financial statements, with January 1, 2003 as the date of transition. We applied the accounting principles set forth below to all the years presented.

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines as set forth in the PFRSs. These are our first consolidated financial statements prepared in accordance with PFRSs. We have prepared our consolidated financial statements until December 31, 2004 in accordance with specific PFRS and Philippine Accounting Standards, or PAS, including those that are mandatory for adoption as of January 1, 2005, but excluding PAS 16, “Property, Plant and Equipment”.

We have fully complied with PAS 16 starting January 1, 2005. Accordingly, we have also applied
PFRS 1 in preparing our consolidated financial statements, with January 1, 2003 as the date of transition.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and those of the following subsidiaries (collectively, the PLDT Group), which were all incorporated in the Philippines except for PLDT Global Corporation, or PLDT Global, (which was incorporated in the British Virgin Islands), Digital Paradise Thailand Ltd., or DigiPar Thailand, a 51% owned subsidiary of ePLDT (which was incorporated in Thailand) and ePLDT Ventus, Inc., or Ventus, a wholly-owned subsidiary of ePLDT (which was incorporated in the United States).

Name of Subsidiary	Principal Activity	Percentage of Ownership

Wireless
Smart and subsidiaries(1)	Cellular mobile services	100.0
ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines	Satellite phone services	100.0
Telesat, Inc., or Telesat	Satellite communications services	94.4
Mabuhay Satellite Corporation, or Mabuhay Satellite	Satellite communications services	67.0

Fixed Line
PLDT Clark Telecom, Inc., or Clark Telecom	Telecommunications services	100.0
Subic Telecommunications Company, Inc., or Subic Telecom	Telecommunications services	100.0
PLDT Global and subsidiaries	Telecommunications services	100.0
Smart-NTT Multimedia, Inc., or SNMI	Data and network services	100.0
PLDT-Maratel, Inc., or Maratel	Telecommunications services	97.5
Bonifacio Communications Corporation, or BCC	Telecommunications, infrastructure and related value-added services	75.0

Information and Communications Technology
ePLDT and subsidiaries	Information and communications infrastructure for internet-based services, e-commerce, call centers and IT-related services	100.0

(1) Included Pilipino Telephone Corporation, or Piltel, as a subsidiary in 2005 and 2004.

Subsidiaries are consolidated from the date when control is transferred to the PLDT Group and cease to be consolidated from the date when control is transferred out of the PLDT Group.

We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated.

Minority interests represent the equity interests in Piltel, Telesat, Mabuhay Satellite, Maratel, BCC, Digital Paradise, Inc., or Digital Paradise, DigiPar Thailand, netGames, Inc., or netGames, Infocom Technologies, Inc., or Infocom, and Airborne Access Corporation, or Airborne Access, not held by the PLDT Group.

Investments in Associates

Investments in associates in which we exercise significant influence and which are neither a subsidiary nor a joint venture of the PLDT Group are accounted for under the equity method of accounting. Under the equity method, our investments in associates are carried in the consolidated balance sheets at cost plus post-acquisition changes in our share in net assets of the associates. After application of the equity method, we determine whether it is necessary to recognize any additional impairment loss with respect to our net investment in the associate. The consolidated statements of income reflect our shares of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, we recognize our share in any such change and disclose this, when applicable, in our consolidated statement of equity.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those we use for like transactions and events in similar circumstances.

Foreign Currency Translation

The functional and presentation currency of the PLDT Group (except for Mabuhay Satellite and PLDT Global) is the Philippine peso. Transactions in foreign currencies are initially recorded in the functional currency rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statements of income except for foreign exchange losses that qualified as capitalizable borrowing costs during the construction period. For income tax purposes, exchange gains or losses are treated as taxable income or deductible expenses in the year such are realized.

The functional currency of Mabuhay Satellite and PLDT Global is the U.S. dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the PLDT Group at the rate of exchange prevailing at the balance sheet date and, its income and expenses are translated at the weighted average exchange rate for the year. The exchange differences arising on retranslation are taken directly to a separate component of equity as cumulative translation adjustments. On disposal of these subsidiaries, the deferred cumulative amount of translation adjustments recognized in equity relating to subsidiaries shall be recognized in the consolidated statement of income.

Property, Plant and Equipment

Property, plant and equipment, except for land, are stated at cost less accumulated depreciation and amortization and any impairment in value. Land is stated at cost less any impairment in value.

The initial cost of property, plant and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the year the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional costs of property, plant and equipment. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such qualifying assets. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated statement of income of such period.

Depreciation and amortization are calculated on a straight-line basis over the estimated useful lives of the assets.

The useful lives and depreciation and amortization method are reviewed periodically to ensure that the periods and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Property under construction is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Property under construction is not depreciated until such time that the relevant assets are completed and put into operational use.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalization of borrowing costs commences when the activities for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest cost.

All other borrowing costs are expensed as incurred.

Borrowing costs are treated as deductible expenses for income tax reporting purposes in the year they are incurred or realized.

Asset Retirement Obligations

The net present value of legal and constructive obligations associated with the retirement of an item of property, plant and equipment that resulted from the acquisition, construction or development and the normal operation of property, plant and equipment is recognized in the year in which it is incurred.

Investment Properties

Initially, investment properties are measured at cost including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met; and excludes the costs of day to day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date. Gains or losses arising from changes in the fair values of investment properties are included in the consolidated statement of income in the year in which they arise.

Investment properties are derecognized when they have either been disposed of or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gains and losses on the retirement or disposal of an investment property are recognized in the consolidated statement of income in the year of retirement or disposal.

Goodwill

Goodwill is initially measured at the excess of the acquisition cost over the fair value of identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Upon adoption of PFRS 3, “Business Combinations,” goodwill is no longer amortized. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

As at acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in such circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Intangible Assets

Intangible assets acquired separately are measured on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. The useful lives of intangible assets are assessed at the individual asset level as having either a finite or indefinite life.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statement of income when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditure is charged against operations in the year in which the expenditure is incurred.

Asset Impairment

Property, plant and equipment, investments, goodwill and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the consolidated statements of income. The recoverable amount is the higher of an asset’s net selling price or value in use. The net selling price is the amount obtainable from the sale of an asset in an arm’s-length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset or from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if these are not possible, for the cash-generating unit to which the asset belongs. Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded as income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined had the impairment loss not been recognized for that asset in prior years.

Research and Development Costs

Research costs are expensed as incurred.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition and that are subject to an insignificant risk of change in value.

Trade and Other Receivables

Trade and other receivables are stated at face value, net of allowance for doubtful accounts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts is maintained at a level considered adequate to provide for uncollectible receivables. The level of allowance is based on historical collections, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. An evaluation of the receivables, designed to identify potential charges to the allowance, is performed on a continuous basis during the year.

Subscribers. Full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after a series of collection steps following non-payment by subscribers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers based on the historical loss experience and aging profile of the receivable.

Traffic settlement receivables - net. Full allowance is provided for carrier accounts which are over 360 days past due and after a review of the status of settlement with other carriers.

Inventories and Supplies

Inventories and supplies which include, among other things, cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Cost is determined using the moving average method. Net realizable value is the current replacement cost.

Interest-bearing Financial Liabilities

All loans and borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in net profit or loss when the liabilities are derecognized as well as through the amortization process.

Financial Assets and Liabilities

We recognize a financial asset or a financial liability in our consolidated balance sheets when we become a party to the contractual provisions governing such financial asset or financial liability and derecognize a financial asset when and only when our contractual rights to the cash flows underlying such financial asset have already expired which is normally the case when the instrument is sold, or all the cash flows attributable to such financial asset are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using settlement date accounting.

Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit and loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (a) loans and receivables; (b) held-to-maturity investments; and (c) financial liabilities other than liabilities measured at fair value through profit and loss.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortizations of discounts and premiums are taken directly to net profit or loss for the year. Changes in the fair value of financial assets and liabilities measured at fair value of (a) all derivatives (except for those eligible for hedge accounting); (b) other items intended to be actively traded; and (c) any item designated as held “at fair value through profit and loss” at origination, are taken directly to net profit or loss for the year. Changes in the fair value of available-for-sale securities are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the year based on the asset’s effective yield. Impairment determined for available-for-sale financial assets are also recognized in net profit or loss for the year.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability or as equity, in accordance with the substance of the contractual arrangement underlying such financial instruments. Financial instruments that contain both liability and equity elements are classified separately as financial assets, financial liabilities or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity, net of any related income tax benefits. Financial instruments are offset when we have a legally enforceable right to offset and we intend to settle either on a net basis or to realize the asset and settle the liability simultaneously.

We use derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge our risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

Our criteria for a derivative instrument to be classified as a hedge include: (1) that the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (2) that the effectiveness of the hedge can be reliably measured, (3) that there is adequate documentation of the hedging relationships at the inception of the hedge, and (4) for cash flow hedges, that the forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognized immediately in the consolidated statements of income. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the consolidated statements of income.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in net profit or loss. The gains or losses that are accumulated in equity are transferred to the consolidated statement of income in the same period in which the hedged item affects the net profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gains or losses on the hedging instrument recognized in equity are kept in equity until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, any net cumulative gains or losses previously recognized in equity are transferred to net profit or loss for the year.

Foreign Currency Convertible Preferred Stock

In 2005, we treated Series VI and VII Convertible Preferred Stock as debt instruments with embedded call options. The fair value of embedded call options as of issuance date was bifurcated and thereafter accounted for separately at fair value through profit and loss. The residual amount was assigned as a liability component and accreted to the redemption amount up to the call option date using the effective interest rate method. This treatment was applied retroactively. This treatment reduced our consolidated net income by Php256 million, Php14 million and Php760 million for the years ended December 31, 2005, 2004 and 2003, respectively, and increased (decreased) the following accounts in our consolidated balance sheets as at December 31, 2004 and 2003.

	Increase (Decrease)
	2004	2003
	(in million pesos)
Noncurrent assets
Deferred income tax assets	(61)	(36)
Equity	(1,328)	(1,316)
Noncurrent liabilities
Interest-bearing financial liabilities – net of current portion	240	134
Derivative liabilities	1,027	1,146

Provisions

We recognize provisions when we have present obligations, legal or constructive, as a result of past events, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an additional provision. Where we expect some or all of a provision to be reimbursed, the reimbursement is recognized.

Retirement Benefits

We have funded, retirement plans, administered by our respective Fund’s Trustees, covering permanent employees. Retirement costs are actuarially determined using the projected unit credit of accrued benefit valuation method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries. Retirement costs include current service cost plus amortization of past service cost, experience adjustments and changes in actuarial assumptions. Past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan.

Share-Based Payment Transactions

Certain of our employees (including directors) receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (“equity-settled transactions”).

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model, further details of which are given in Note 21 – Employee Benefits. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of PLDT (“market conditions”).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, in the opinion of PLDT’s Board of Directors, at that date, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, at a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were modifications of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share, see Note 7 – Earnings Per Common Share.

Cash-settled transactions

Our Long-Term Incentive Plan, or LTIP, grants share appreciation rights, or SARs, to our eligible key executives and advisors. Under the LTIP, we recognize the services we receive from the eligible key executives and advisors, and our liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. We measure our liability, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. We recognize any changes in fair value at each reporting date until settled, in the results of operations for the year.

Leases

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or the present value of minimum lease payments, approximate the fair market value of the property, are capitalized. Any initial direct costs of the lessee are added to the amount capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each year. Finance charges are charged directly to current operations in the year such are incurred. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statements of income on a straight-line basis over the lease term. For income tax reporting purposes, expenses that should have been incurred under a lease agreement are considered as deductible expenses.

Revenue Recognition

Revenues for services are stated at amounts invoiced to customers and exclude value-added tax.
We provide wireless communication services, fixed line communication services, and information and communications technology services. We provide such services to mobile, business, residential and payphone customers. Revenues, which exclude value-added tax, represent the value of fixed consideration that have been received or are receivable. Revenues are recognized when there is evidence of an arrangement, collectibility is reasonably assured and the delivery of the product or service has occurred. In certain circumstances, revenue is split into separately identifiable components and recognized when the related components are delivered in order to reflect the substance of the transactions. The value of components is determined using verifiable objective evidence. We do not provide our customers with the right to a refund.

Service revenues

Subscriptions

We provide telephone and data communication services under prepaid and postpaid payment arrangements. Revenues, including fees for installation and activation, are accrued upon subscription.

Air time, traffic and value-added services

Prepaid service revenues collected in advance are deferred and recognized based on the earlier of actual usage or upon expiration of the usage period. Interconnection revenues for call termination, call transit, and network usage are recognized in the year the traffic occurs. Revenues related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided, net of amounts payable to other telecommunication carriers for terminating calls in their territories. Revenues related to products and value-added services are recognized upon delivery of the product or service.

Directory services

Revenues related to publish directory services are recognized on a pro rata basis over the period in which the publication expires, which is generally 12 months. Telephone-based directory service revenues are recognized when the service is provided.

Incentives

We record insignificant commission expense based on the number of new subscriber connections initiated by certain dealers. All other cash incentives provided to dealers and customers are recorded as a reduction of revenue. Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Non-service revenues

Handset and equipment sales

Sales of cellular handsets and communication equipment are recognized upon delivery to the customer.

Others

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the effective interest rate.

Income Taxes

Current tax

Current tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the balance sheet date.

Deferred tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities and assets are recognized for all taxable temporary differences. Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits from excess minimum corporate income tax, or MCIT, and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward of unused tax credits and unused tax losses can be utilized. Deferred income tax, however, is not recognized when it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax liabilities are not provided on non-taxable temporary differences associated with investments in domestic subsidiaries and associates. With respect to investments in other subsidiaries and associates, deferred tax liabilities are recognized except when the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the balance sheet date.

Income tax relating to items recognized directly in equity is included in the related equity account and not in the consolidated statements of income.

Earnings Per Common Share, or EPS

Basic EPS is calculated by dividing the net income for the year attributable to common shareholders (net income adjusted for dividends on all series of preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares outstanding during the year, after giving retroactive effect to any stock dividend declarations.

Diluted EPS is calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the year, all outstanding options are exercised and convertible preferred shares are converted to common shares and appropriate adjustments to net income are effected for the related expenses and income on preferred shares. Outstanding stock options will have a dilutive effect under the treasury stock method only when the average market price of the underlying common share during the year exceeds the exercise price of the option.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

If the required dividends to be declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, would decrease the basic EPS, then such convertible preferred shares would be deemed dilutive. As such, the diluted EPS will be calculated by dividing net income attributable to common shareholders (net income, adding back any dividends and/or other charges recognized in the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average common shares including the common share equivalent arising from the conversion of the dilutive convertible preferred shares.

3. Management’s Use of Estimates and Judgment

Our consolidated financial statements prepared in Philippine GAAP require management to make estimates and assumptions that affect amounts reported in our consolidated financial statements and related notes. In preparing our consolidated financial statements, we have made our best estimates and judgments of certain amounts, giving due consideration to materiality. We believe the following represents a summary of these significant estimates and judgments and related impacts and associated risks to our consolidated financial statements.

Estimating useful lives of property, plant and equipment

We estimate the useful lives of our property, plant and equipment based on the period over which our assets are expected to be available for use. The estimated useful lives of our property, plant and equipment are reviewed at least annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of our assets. In addition, our estimation of the useful lives of our property, plant and equipment is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances.

A reduction in the estimated useful lives of our property, plant and equipment would increase our recorded operating expenses and decrease our noncurrent assets. Total carrying values of property, plant and equipment amounted to Php176,974 million and Php194,525 million as at December 31, 2005 and 2004, respectively.

Goodwill and intangible assets

Purchase accounting requires extensive use of accounting estimates and judgments to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities at the acquisition date. It also requires the acquiree to recognize goodwill. Our business acquisitions have resulted in goodwill and intangible assets, which are subject to a periodic impairment test and amortization, respectively.

Total carrying values of goodwill and intangible assets as at December 31, 2005 and 2004 amounted to Php3,063 million and Php3,306 million, respectively.

Asset impairment

Philippine GAAP requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to a yearly impairment test and whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the fair value of property, plant and equipment, investments and intangible assets, which requires the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets, requires us to make estimates and assumptions that can materially affect our consolidated financial statements. Future events could cause us to conclude that property, plant and equipment, investments and intangible assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

The preparation of estimated future cash flows involves significant judgment and estimations. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under Philippine GAAP.

Investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We have opted to rely on independent appraisers to determine the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value.

Total carrying values of investment properties as at December 31, 2005 and 2004 amounted to Php701 million and Php743 million, respectively.

Deferred tax assets

We review the carrying amounts of deferred tax assets at each balance sheet date and reduce these to the extent that they are no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that we will generate sufficient taxable profit to allow all or part of our deferred tax assets to be utilized.

Total unrecognized deferred tax assets as at December 31, 2005 and 2004 amounted to Php5,615 million and Php13,824 million, respectively.

Financial assets and liabilities

Philippine GAAP requires that we carry certain of our financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgments. In addition, certain liabilities acquired through debt exchange and restructuring are required to be carried at fair value at the time of the debt exchange and restructuring, see Note 24 – Financial Assets and Liabilities. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if we utilized a different valuation methodology. Any changes in fair value of these financial assets and liabilities would directly affect our profit and loss and equity.

Total fair value of financial assets and liabilities as at December 31, 2005 amounted to Php44,713 million and Php147,607 million, respectively.

Total fair value of financial assets and liabilities as at December 31, 2004 amounted to Php46,439 million and Php196,648 million, respectively.

Estimating allowance for doubtful accounts

We estimate the allowance for doubtful accounts related to our trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we use judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and the customer’s current credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a general provision is established as a certain percentage of operating revenues based on the aging profile of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect payments. Full allowance is provided for receivables from permanently disconnected subscribers and carriers. Such permanent disconnections generally occur within 105 days from due date. Partial allowance is provided for active subscribers and carriers based on the age status of receivables.

The amounts and timing of recorded expenses for any period would differ if we made different judgments or utilized different estimates. An increase in our allowance for doubtful accounts would increase our recorded operating expenses and decrease our current assets.

Provision for doubtful accounts amounted to Php2,251 million, Php3,955 million and Php4,092 million for the years ended December 31, 2005, 2004 and 2003, respectively. Trade and other receivables, net of allowance for doubtful accounts, amounted to Php8,763 million and Php10,404 million as at December 31, 2005 and 2004, respectively.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our wireless business were split into separately identifiable components and recognized when the related components were delivered in order to reflect the substance of the transaction. The fair value of components was determined using verifiable objective evidence. Revenue for handset sales has been quantified and identified separately using the residual value method from our cellular service revenue.

Pension and other retirement benefits

The determination of our obligation and cost for pension and other retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 21 – Employee Benefits and include, among other things, discount rates, expected returns on plan assets and rates of compensation increase. In conformity with Philippine GAAP, actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other retirement obligations.

Unrecognized net actuarial gain as at December 31, 2005 and 2004 amounted to Php162 million and Php176 million, respectively. The accrued benefit cost as at December 31, 2005 and 2004 amounted to Php2,275 million and Php2,179 million, respectively.

Legal Contingencies

We are currently involved in various legal proceedings. Our estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling our defense in these matters and is based upon an analysis of potential results. We currently do not believe these proceedings will have a material adverse effect on our consolidated financial statements. It is possible, however, that future results of operations could be materially affected by changes in our estimates or in the effectiveness of our strategies relating to these proceedings, see Note 23 – Provisions and Contingencies.

Outstanding provisions to cover these contingencies amounted to Php4,708 million and Php4,548 million as at December 31, 2005 and 2004, respectively.

4. Segment Information

Operating segments are components of PLDT that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT), whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about how resources are to be allocated to the segment and assess their performances, and for which discrete financial information is available. The accounting policies of the reportable segments are the same as those described in Note 2 – Summary of Significant Accounting Policies and Practices.

We have organized our business into three main segments:

•         Wireless — wireless telecommunications services provided through our cellular service providers namely, Smart and Piltel, Meridian Telekoms, Inc., or Meridian, our wireless broadband provider; Wolfpac Mobile, Inc., or Wolfpac, our wireless content operator, and satellite and very small aperture terminal, or VSAT, operators, namely PLDT’s subsidiaries Mabuhay Satellite, ACeS Philippines and Telesat;

•         Fixed Line — fixed line telecommunications services are primarily provided through PLDT. We also provide fixed line services through PLDT’s subsidiaries; Clark Telecom, Subic Telecom, Maratel, Piltel, BCC and PLDT Global, which together account for approximately 3% of our consolidated fixed lines service revenues; and

•         Information and Communications Technology — information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by PLDT’s subsidiary ePLDT; call center services provided by ePLDT’s subsidiaries namely Parlance Systems, Inc., or Parlance, Vocativ Systems, Inc., or Vocativ, and Ventus; internet access and gaming services provided by ePLDT’s subsidiaries Infocom, Digital Paradise, DigiPar Thailand, netGames and Airborne Access; and e-commerce and IT-related services provided by other investees of ePLDT, as described in Note 9 – Investments in Associates.

The segment assets and results of operations of the segments in 2004 and 2003 have been restated to reflect the effects of the change in accounting policy.

The segment assets and results of operations of our reportable segments as at and for the years ended December 31, 2005, 2004 and 2003 are as follows:

	Wireless	Fixed Line	Information and Communications Technology	Inter-segment Transactions	Total
	(in million pesos)

As at and for the year ended December 31, 2005
Income
Service revenues	74,675	49,663	2,953	(6,231)	121,060
Non-service revenues	2,711	41	351	(116)	2,987
Equity in net income of associates	–	–	7	–	7
Other income	1,449	286	127	(195)	1,667
Segment income	78,835	49,990	3,438	(6,542)	125,721

Result
Income before income tax	38,464	93	58	–	38,615
Provision for (benefit from) income tax	4,800	(676)	12	–	4,136
Net income for the year	33,664	769	46	–	34,479

Assets
Segment assets	99,429	185,140	4,355	(52,392)	236,532
Deferred income tax assets	2,022	13,430	–	–	15,452
Total assets	101,451	198,570	4,355	(52,392)	251,984

Other segment information
Capital expenditures	8,827	5,543	620	–	14,990
Depreciation and amortization	10,156	20,251	415	–	30,822
Provisions	575	2,260	54	–	2,889
Asset impairment	–	–	26	–	26
Interest on loans and related items - net of capitalized interest	1,714	8,639	24	–	10,377
Interest income	(1,057)	(385)	(15)	–	(1,457)

As at and for the year ended December 31, 2004 (As restated - Note 2)
Income
Service revenues	69,015	48,486	2,080	(4,375)	115,206
Non-service revenues	6,111	–	321	(163)	6,269
Other income	4,597	324	14	(206)	4,729
Segment income	79,723	48,810	2,415	(4,744)	126,204

Result
Income (loss) before income tax	31,703	1,852	(623)	–	32,932
Provision for income tax	4,316	585	72	–	4,973
Net income (loss) for the year	27,387	1,267	(695)	–	27,959

Assets
Segment assets	93,962	198,090	3,716	(43,694)	252,074
Deferred income tax assets	8	12,660	9	–	12,677
Total assets	93,970	210,750	3,725	(43,694)	264,751

Other segment information
Capital expenditures	14,742	5,903	517	–	21,162
Depreciation and amortization	10,940	10,125	340	–	21,405
Provisions	417	4,431	3	–	4,851
Asset impairment	430	365	617	–	1,412
Interest on loans and related items - net of capitalized interest	1,656	10,202	43	(48)	11,853
Interest income	(724)	(248)	(18)	48	(942)

As at and for the year ended December 31, 2003 (As restated - Note 2)
Income
Service revenues	54,653	46,920	1,467	(2,436)	100,604
Non-service revenues	10,548	–	316	(150)	10,714
Other income	579	255	110	21	965
Segment income	65,780	47,175	1,893	(2,565)	112,283

Result
Income (loss) before income tax	9,965	(8,957)	(461)	–	547
Provision for (benefit from) income tax	1,726	(2,573)	(67)	–	(914)
Net income (loss) for the year	8,239	(6,384)	(394)	–	1,461

Assets
Segment assets	85,048	191,758	3,050	(34,971)	244,885
Deferred income tax assets	6	10,650	69	–	10,725
Total assets	85,054	202,408	3,119	(34,971)	255,610

Other segment information
Capital expenditures	11,589	6,377	53	–	18,019
Depreciation and amortization	13,632	9,661	313	–	23,606
Provisions	160	4,597	82	–	4,839
Asset impairment	4,027	1,408	387	–	5,822
Interest on loans and related items - net of capitalized interest	2,035	10,034	52	–	12,121
Interest income	(368)	(138)	(7)	–	(513)

5. Income and Expenses

Non-service Revenues

	2005	2004	2003
	(in million pesos)
Sale of computers, cellular handsets and SIM-packs	2,752	6,111	10,548
Point-of-product sales	235	158	166
	2,987	6,269	10,714

Other Income

	2005	2004	2003
	(in million pesos)
Gain on debt exchange and debt restructuring transactions	–	4,419	101
Miscellaneous income	1,667	310	864
	1,667	4,729	965

Compensation and Benefits

	2005	2004	2003
	(in million pesos)
Salaries and benefits	11,465	10,110	11,780
Incentive plans (Note 21)	1,214	631	15
Pension (Note 21)	776	718	1,055
Manpower rightsizing program	458	566	1,890
	13,913	12,025	14,740

Financing Costs

	2005	2004	2003
		(As restated – Note 2)
	(in million pesos)
Interest on loans and related items	10,881	12,448	13,008
Accretion on financial liabilities - net (Notes 2, 17 and 24)	2,882	3,412	2,697
Hedge costs (Note 24)	1,234	1,011	1,054
Loss on derivative transactions - net (Notes 2 and 24)	628	864	1,631
Dividends on preferred stock subject to mandatory redemption (Note 17)	251	284	254
Financing charges (Note 7)	202	146	264
Capitalized interest (Notes 2 and 8)	(504)	(595)	(887)
Interest income	(1,457)	(942)	(513)
Foreign exchange losses (gains) - net (Notes 17 and 24)	(4,906)	2,636	9,042
	9,211	19,264	26,550

Cost of Sales

	2005	2004	2003
	(in million pesos)
Cost of computers, cellular handsets and SIM-packs sold	5,958	10,839	15,887
Cost of satellite air time and terminal units (Notes 20 and 22)	243	283	207
	6,201	11,122	16,094

Provisions

	2005	2004	2003
	(in million pesos)
Doubtful accounts (Note 14)	2,251	3,955	4,092
Write-down of inventories to net realizable value (Note 15)	479	577	337
Onerous contracts and assessments (Notes 20, 22 and 23)	159	319	410
	2,889	4,851	4,839

Asset Impairment

	2005	2004	2003
	(in million pesos)
Property, plant and equipment	26	365	2,799
Investments in associates (Note 9)	–	1,047	1,615
Other receivables	–	–	1,408
	26	1,412	5,822

Other Expenses

	2005	2004	2003
	(in million pesos)
Operating expenses	1,657	1,852	1,427
Others	370	647	950
	2,027	2,499	2,377

6. Income Taxes

The net components of deferred income tax recognized in the consolidated balance sheets are as follows:

	2005	2004
		(As restated – Note 2)
	(in million pesos)
Net assets	15,452	12,677
Net liabilities	45	1,282

The components of net deferred tax assets and liabilities are as follows:

	2005	2004
		(As restated – Note 2)
	(in million pesos)
Net assets
Unrealized foreign exchange losses	6,885	11,213
Provision for doubtful accounts	5,085	4,068
Net operating loss carryover, or NOLCO	3,926	3
Asset impairment	3,127	–
Unearned revenues	2,524	1,940
Pension and other employee benefits	1,404	761
Unamortized past service costs	1,032	1,130
Provision for unrealized assets	769	451
MCIT	526	3
Derivative instruments	464	924
Accumulated write-down of inventories to net realizable value	337	190
Asset retirement obligation - net of asset capitalized	157	–
Leases	153	191
Executive stock option plan	104	–
Excess of fair value over cost of investment properties	(90)	(106)
Intangibles and fair value adjustments on assets acquired	(483)	–
Taxes and duties capitalized	(516)	(582)
Preferred stock subject to mandatory redemption	(1,034)	(1,431)
Capitalized foreign exchange differential	(1,721)	(1,520)
Gain on debt exchange and debt restructuring transactions	(2,601)	–
Undepreciated interest charges capitalized	(4,664)	(4,558)
Others	68	–
	15,452	12,677

Net liabilities
Unrealized foreign exchange losses (gains)	(44)	255
Provision for unrealizable assets	–	13
Gain on debt exchange and debt restructuring transactions	–	(2,958)
Unearned revenues	–	673
Intangibles and fair value adjustment on assets acquired	–	(569)
Accumulated write-down of inventories to net realizable value	–	203
NOLCO	–	1,060
Provision for doubtful accounts	–	798
Capitalized foreign exchange differential	–	(644)
Interest charges capitalized	–	(485)
Derivative instruments	–	20
Pension and other employee benefits	–	142
Asset retirement obligation - net of asset capitalized	–	104
Leases	–	81
Unamortized past service costs	–	8
Others	(1)	17
	(45)	(1,282)

Provision for (benefit from) income tax consists of:

	2005	2004	2003
		(As restated – Note 2)
	(in million pesos)
Current	8,583	7,354	1,706
Deferred	(4,447)	(2,381)	(2,620)
	4,136	4,973	(914)

The reconciliation between the provision for income tax at the applicable statutory tax rates and the actual provision for income tax is as follows:

	2005	2004	2003
		(As restated – Note 2)
	(in million pesos)
Provision for income tax at the applicable statutory tax rates	12,549	10,538	175
Tax effects of:
Non-deductible expenses	204	1,252	1,423
Loss (income) subject to lower tax rate	6	58	(49)
Equity share in net losses (income) of investees including provision for decline in value of investments in associates	(2)	24	542
Net movement in deferred income tax	(8,408)	(4,485)	3,879
Income subject to final tax	(496)	(201)	(243)
Income (loss) not subject to tax	283	(2,213)	(6,638)
Others	–	–	(3)
Actual provision for (benefit from) income tax	4,136	4,973	(914)

Mabuhay Satellite and Subic Telecom are registered as Subic Bay Freeport Enterprises while Clark Telecom is registered as a Clark Special Economic Zone Enterprise under R.A. No. 7227, otherwise known as the Bases Conversion and Development Act of 1992, or the Act. As registrants, Mabuhay Satellite, Subic Telecom and Clark Telecom are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in the Act.

On December 22, 2000, the Philippine Board of Investments, or BOI, approved ePLDT’s registration as a new information technology, or IT, service firm in the field of services related to its internet data center on a pioneer status. As such, ePLDT enjoys, among other incentives, a six-year income tax holiday, or ITH, from January 2001.

Parlance is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Parlance shall be entitled to certain tax incentives like ITH for six years starting June 2002. Parlance is required to comply with specific terms and conditions stated in its BOI registration.

iPlus Intelligent Network, Inc., or iPlus, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of application service provider on a pioneer status. Under such registration, iPlus is entitled to a six-year ITH incentive from the actual start of commercial operations until January 1, 2009.

Vocativ is registered with the Philippine Economic Zone Authority, or PEZA, as an Ecozone Export Enterprise to develop and operate a call center business that serves overseas clients by providing customer relationship management services. As a registered enterprise, Vocativ is entitled to certain tax and nontax incentives which include, among other things, tax and duty-free importations, exemption from local tax and ITH for four years from start of commercial operations. After the ITH period, Vocativ is liable for a final tax, in lieu of all taxes after the expiration of its incentives. The final tax is computed at 5% of gross income less allowable deductions as defined under R.A. No. 7916, “The Special Economic Zone Act of 1995,” and shall be paid and remitted in accordance with the amendments contained in R.A. No. 8748, as follows: (a) 3% to the National Government; and (b) 2% which shall be directly remitted by the business establishments to the treasurer’s office of the municipality or city where the enterprise is located.

On December 5, 2005, Vocativ received approval from PEZA for the adjustment of the start of commercial operations, effectively extending the ITH expiration to the end of March 2006. An application for an ITH extension for another two years is pending approval from PEZA as at
December 31, 2005.

mySecureSign, Inc., or mSSI, is a wholly-owned subsidiary of ePLDT and is registered with the BOI as a new IT service firm in the field of services related to public key infrastructure on a pioneer status. Under such registration, mSSI enjoys, among other incentives, a six-year ITH from August 1, 2001 or actual start of commercial operations, whichever comes first. mSSI started commercial operations on January 1, 2002.

Ventus is registered with the BOI as a new IT export service firm in the field of customer interaction center on a pioneer status. Under this registration, Ventus shall be entitled to certain tax incentives such as an ITH for six years starting March 2005. In relation to this, Ventus is required to comply with specific terms and conditions stated in the BOI registration.

On May 3, 2001, the BOI awarded Smart pioneer status for its GSM expansion projects, entitling it to a three-year ITH which expired on May 2, 2004. The tax incentive was utilized by Smart on the basis of incremental income generated from such expansion projects. In addition, on July 12, 2001, the BOI awarded Smart pioneer status for its payment infrastructure projects, entitling it to enjoy a six-year ITH. In this case, the tax incentive is availed for the entire taxable income from the projects. The BOI registration for this projects was cancelled effective September 14, 2004, which resulted in the termination of all incentives granted to Smart under such registration.

Wolfpac is registered with the BOI as a new operator of service provider applications. Under the terms of its registration, it is entitled to certain tax and non-tax incentives which include, among other things, ITH for four years from February 2004.

Meridian has three registered activities with the BOI on a pioneer status, namely: (i) new operator of telecommunications systems (inter-exchange carrier for data services); (ii) a new information technology service firm in the field of providing internet services; and (iii) new operator of telecommunications facilities (nationwide broadband wireless access). Under the terms of these registrations, Meridian is entitled to certain tax and non-tax incentives which include, among other things, an ITH for six years from February 2001, August 2001 and July 2005, respectively.

Income derived from non-registered activities with the BOI is subject to the normal income tax rate enacted as at the balance sheet date.

Consolidated tax incentives availed for the years ended December 31, 2005, 2004 and 2003 amounted to Php235 million, Php2,208 million and Php6,425 million, respectively.

Our deferred income tax assets as at December 31, 2005 and 2004 have been recorded to the extent that such deferred tax assets are expected to be utilized against sufficient future taxable profit. The unrecognized deferred tax asset in the consolidated balance sheets are as follows:

	2005	2004
	(in million pesos)
Asset impairment	5,144	10,090
Provision for doubtful accounts	431	746
NOLCO	36	29
Unrealized foreign exchange losses	–	1,938
MCIT	–	305
Unearned revenues on co-location fees	–	470
Provision for other assets	–	133
Unearned revenues on sale of prepaid cards	–	73
Others	4	40
	5,615	13,824

Our consolidated unutilized NOLCO as at December 31, 2005 is detailed as follows:

Year Incurred	Year Expiring	(in million pesos)
2003	2006	4
2004	2007	87
2005	2008	11,229
		11,320

Tax benefit at 35%		3,962
Unrecognized deferred income tax assets as at December 31, 2005		(36)
		3,926

Our consolidated MCIT as at December 31, 2005 is detailed as follows:

Year Incurred	Year Expiring	(in million pesos)
2003	2006	42
2005	2008	484
		526

7. Earnings Per Common Share

The following table presents information necessary to calculate the earnings per common share:

	2005		2004		2003
			(As restated – Note 2)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
	(in million pesos)
Net income attributable to equity holders of the Parent	34,112	34,112	28,031	28,031	1,363	1,363
Dividends on preferred shares	(1,426)	(49)	(1,529)	(49)	(1,486)	(1,486)
Dividends on preferred stock subject to mandatory redemption charged to interest expense for the year	–	230	–	–	–	–
Accretion of preferred stock subject to mandatory redemption	–	1,233	–	–	–	–
Foreign exchange gain on preferred stock subject to mandatory redemption	–	(1,536)	–	–	–	–
Net income (loss) applicable to common shares	32,686	33,990	26,502	27,982	(123)	(123)

	(in thousands, except per share amounts)

Outstanding common shares at beginning of year	170,214	170,214	169,476	169,476	169,361	169,361
Effect of issuance of common shares during the year	1,855	1,855	252	252	52	52
Weighted average number of shares under ESOP during the year	–	94	–	155	–	–
Common shares equivalent of preferred shares deemed dilutive:
Preferred Stock Series A to FF (Note 16)	–	2,617	–	3,305	–	–
Global Depositary Shares/Preferred Stock Series III (Note 16)	–	–	–	7,908	–	–
Preferred Stock Series VI (Note 17)	–	4,399	–	–	–	–
Preferred Stock Series VII (Note 17)	–	3,842	–	–	–	–
Weighted average number of common shares for the year	172,069	183,021	169,728	181,096	169,413	169,413
Earnings per common share	Php189.96	Php185.72	Php156.14	Php154.51	(Php0.72)	(Php0.72)

Dividends Declared For The Year Ended December 31, 2005

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	March 1, 2005	March 17, 2005	April 15, 2005	Php4.675	10
	June 14, 2005	June 28, 2005	July 15, 2005	4.675	6
	August 4, 2005	September 15, 2005	October 15, 2005	4.675	4
	December 6, 2005	December 20, 2005	January 15, 2006	4.675	1
Series VI	March 1, 2005	March 17, 2005	April 15, 2005	US$0.09925	26
	June 14, 2005	June 28, 2005	July 15, 2005	0.09925	26
	August 4, 2005	September 15, 2005	October 15, 2005	0.09925	26
	December 6, 2005	December 20, 2005	January 15, 2006	0.09925	24
Series VII	March 1, 2005	March 17, 2005	April 15, 2005	JPY10.179725	20
	June 14, 2005	June 28, 2005	July 15, 2005	10.179725	20
	August 4, 2005	September 15, 2005	October 15, 2005	10.179725	20
	December 6, 2005	December 20, 2005	January 15, 2006	10.179725	18
Charged to income					201

10% Cumulative Convertible Preferred Stock
Series CC	January 25, 2005	February 24, 2005	March 31, 2005	Php1.00	17
Series DD	January 25, 2005	February 8, 2005	February 28, 2005	1.00	3
Series EE	April 5, 2005	April 28, 2005	May 31, 2005	1.00	–
Series A, I, R, W, AA and BB	June 28, 2005	July 28, 2005	August 31, 2005	1.00	129
Series B, F, Q, V and Z	August 4, 2005	September 1, 2005	September 30, 2005	1.00	91
Series E, K, O and U	October 4, 2005	October 18, 2005	October 31, 2005	1.00	44
Series C, D, J, T and X	October 4, 2005	October 27, 2005	November 29, 2005	1.00	58
Series G, N, P and S	November 8, 2005	December 2, 2005	December 20, 2005	1.00	27
Series H, L, M and Y	December 6, 2005	December 29, 2005	January 31, 2006	1.00	40
					409

Convertible Preferred Stock
Series III	March 1, 2005	March 17, 2005	April 15, 2005	US$1.029412	260
	June 14, 2005	June 28, 2005	July 15, 2005	1.029412	267
	August 4, 2005	September 15, 2005	October 15, 2005	1.029412	266
	December 6, 2005	December 19, 2005	January 2, 2006	1.029412	176
					969

Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 25, 2005	February 17, 2005	March 15, 2005	–	12
	May 5, 2005	May 26, 2005	June 15, 2005	–	12
	August 4, 2005	August 25, 2005	September 15, 2005	–	12
	November 8, 2005	November 25, 2005	December 15, 2005	–	13
					49

Common Stock	March 1, 2005	March 31, 2005	May 12, 2005	Php14.00	2,384
	May 5, 2005	June 3, 2005	July 14, 2005	21.00	3,598
	November 8, 2005	November 28, 2005	December 28, 2005	21.00	3,642
					9,624
Charged to retained earnings					11,051

* Dividends are declared based on total amount paid up.

Dividends Declared after December 31, 2005

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
					(in million pesos)
Preferred Stock Subject to Mandatory Redemption
Series V	February 27, 2006	March 17, 2006	April 15, 2006	Php4.675	1
Series VI	February 27, 2006	March 17, 2006	April 15, 2006	US$0.09925	23
Series VII	February 27, 2006	March 17, 2006	April 15, 2006	JPY10.179725	18
					42

Common Stock	February 27, 2006	March 20, 2006	April 20, 2006	Php28.00	5,062
					5,104

8. Property, Plant and Equipment

This account consists of:

	Cable and wire facilities	Central office equipment	Cellular facilities	Buildings	Vehicles, furniture, and other work equipment	Communications satellite	Information origination/ termination equipment	Land and land improvements	Property under construction	Total
	(in million pesos)
At December 31, 2004
Cost	105,178	79,664	63,439	19,083	28,828	10,187	6,163	2,562	9,887	324,991
Accumulated depreciation, amortization and impairment	(37,066)	(32,183)	(30,666)	(4,160)	(18,265)	(4,754)	(3,055)	(317)	–	(130,466)
Net book value	68,112	47,481	32,773	14,923	10,563	5,433	3,108	2,245	9,887	194,525
Year Ended December 31, 2005
Net book value at beginning of year	68,112	47,481	32,773	14,923	10,563	5,433	3,108	2,245	9,887	194,525
Additions/Transfers - net	2,982	3,145	3,833	500	1,749	–	585	18	2,074	14,886
Disposals/Retirements	(106)	(180)	(471)	(7)	(163)	–	(40)	(11)	(313)	(1,291)
Translation differences charged directly to cumulative translation adjustments	–	(20)	–	(6)	(6)	(291)	–	–	(1)	(324)
Depreciation and amortization	(5,407)	(12,487)	(5,760)	(906)	(4,548)	(665)	(1,008)	(41)	–	(30,822)
Net book value at end of year	65,581	37,939	30,375	14,504	7,595	4,477	2,645	2,211	11,647	176,974
At December 31, 2005
Cost	107,850	82,358	61,045	19,521	29,370	9,594	6,427	2,563	11,659	330,387
Accumulated depreciation, amortization and impairment	(42,269)	(44,419)	(30,670)	(5,017)	(21,775)	(5,117)	(3,782)	(352)	(12)	(153,413)
Net book value	65,581	37,939	30,375	14,504	7,595	4,477	2,645	2,211	11,647	176,974

Substantially all our telecommunications equipment is purchased from outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, principally in U.S. dollars (see Note 17 – Interest-bearing Financial Liabilities). Interest, using an average capitalization rate of 10%, and net foreign exchange losses capitalized to property, plant and equipment qualified as borrowing costs for the years ended
December 31, 2005, 2004 and 2003 were as follows:

	2005	2004	2003
	(in million pesos)
Interest	504	595	887
Foreign exchange losses (gains)	(607)	74	345

As at December 31, 2005, 2004 and 2003, the undepreciated capitalized net foreign exchange losses which qualified as borrowing costs amounted to Php4,276 million, Php5,528 million and Php6,105 million, respectively.

The useful life of the assets is estimated as follows:

Buildings	25 years
Cable and wire facilities	5 – 25 years
Central office equipment	15 – 20 years
Information origination and termination equipment	5 – 15 years
Communications satellite	15 years
Vehicles and other work equipment	3 – 10 years
Furniture	3 – 10 years
Cellular facilities	3 – 10 years
Land improvements	10 years

In compliance with PAS 16, we identified the significant parts of our property, plant and equipment and reviewed their corresponding remaining estimated useful lives as at January 1, 2005. We recognized the effect of the change in accounting estimate of the assets estimated useful lives prospectively, in accordance with PAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”. The change reduced our consolidated net income by Php2,329 million (Php1,572 million after tax effect) for the year ended December 31, 2005. In addition, we recognized additional depreciation and amortization charges of Php7,806 million, Php2,297 million and Php5,251 million in 2005, 2004 and 2003, respectively, due to a change in the estimated useful lives of certain of our network assets owing to continuing network upgrade and expansion.

In 2004, certain assets with net book values aggregating Php365 million were retired. These assets relate primarily to certain international facility equipment of PLDT Global and Subic Telecom in relation to our strategic direction to functionally integrate our international fixed line business.

Property, plant and equipment includes the following amounts for capitalized leases as at December 31, 2005 and 2004:

	2005			2004
	Central office equipment	Vehicles, furniture and other network equipment	Total	Central office equipment	Vehicles, furniture and other network equipment	Total
	(in million pesos)
Cost	361	1,039	1,400	361	863	1,224
Less accumulated depreciation	293	719	1,012	269	410	679
	68	320	388	92	453	545

The following table summarizes all changes to the asset retirement obligations for the years ended December 31, 2005 and 2004:

	2005	2004
	(in million pesos)
Asset retirement obligations at beginning of year	638	395
Additional liability recognized during the year	63	177
Settlement of obligations	(28)	–
Accretion expenses	79	66
Asset retirement obligations at end of year (Note 18)	752	638

9. Investments in Associates

This account consists of:

	2005	2004
	(in million pesos)
ACeS International Limited, or AIL	1,614	1,614
Mabuhay Space Holdings Limited	1,076	1,077
Stradcom International Holdings, Inc.	616	616
BayanTrade Dotcom, Inc.	97	97
ePDS, Inc.	6	6
Airborne Access Corporation	–	2
	3,409	3,412
Less accumulated impairment and equity share in net losses of associates	3,394	3,404
Total cost and accumulated impairment and equity share in net losses of associates	15	8

Investment of ACeS Philippines in AIL

As at December 31, 2005, ACeS Philippines has a 20% investment in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

In December 1998, AIL and its 95% owned subsidiary, PT Asia Cellular Satellite, entered into an Amended and Restated Credit Agreement, or Amended Agreement, to amend the original Credit Agreement entered into by PT Asia Cellular Satellite and its bank creditors in 1997. Under the Amended Agreement, AIL has, among others, assigned to the banks as collateral all of its tangible properties, including the Garuda I Satellite, the system control facilities and system control equipment. On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various banks signed the Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 31, 2012, see Note 20 – Related Party Transactions.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers have been significantly lower than budgeted. These factors raise substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized an impairment provision in respect of our investment in AIL amounting to Php1,614 million in 2003.

Investment of Mabuhay Satellite in Mabuhay Satellite Space Holdings Limited, or MSHL

In 1996, Mabuhay Satellite entered into a Joint Venture Agreement, or JVA, with Space Systems/Loral Inc., or SS/L, to form MSHL for the purpose of providing high-power Ku-Band satellite transmission services using the payload which was added by SS/L aboard Agila II. Under the terms of the JVA, SS/L is required to convey title to the additional payload service to MSHL in consideration for SS/L’s 35% equity interest in MSHL and Mabuhay Satellite is required to pay SS/L US$19 million for a 65% equity interest in MSHL.

In 2000, SS/L filed a Notice of Default and Termination against Mabuhay Satellite arising from the latter’s alleged failure to amicably resolve its unpaid obligation to SS/L under the JVA. In 2002, the arbitration panel handed down its decision and provided for payment by Mabuhay Satellite to SS/L of the principal amount of US$10 million plus accrued interest at 9% per annum. On June 30, 2003, Mabuhay Satellite and SS/L concluded a US$15 million settlement agreement under which Mabuhay Satellite leased two transponders under a transponder agreement on a life-term basis to SS/L and had offset the lease charges due from SS/L and its receivables from Loral Skynet Network Services, Inc. (formerly known as the Loral Cyberstar, Inc.), among others, for a full and final settlement of the arbitration decision. The agreement was subsequently approved by Mabuhay Satellite’s creditors in March 2004.

In accordance with the settlement agreement, Mabuhay Satellite and SS/L shall proceed to dissolve the joint venture under a separate agreement, for which each of the parties shall receive title over such number of transponders owned by the joint venture in proportion to their respective interests. On the basis of the joint venture dissolution, we recognized an impairment provision in respect of our investment in MSHL of Php431 million in 2004.

Investment of ePLDT in Stradcom International Holdings, Inc., or SIHI

ePLDT has a 22.5% interest in convertible securities of SIHI, the parent company of Stradcom Corporation, which has an existing concession agreement with the Philippine Government for the modernization of the Philippine Land Transportation Office, including the computerization of driver’s license issuance, vehicle registration and traffic adjudication systems. SIHI has been incurring losses from the start of operations due to Stradcom Corporation’s continuous losses and consistent excess of current liabilities over current assets. On this basis, we recognized an impairment provision in respect of our investment in SIHI of Php616 million in 2004.

Investment of ePLDT in BayanTrade Dotcom, Inc., or BayanTrade

BayanTrade was incorporated and registered with the SEC on August 8, 2000 to provide: (a) business-to-business electronic purchasing marketplace to link buyers and suppliers of good services over the Internet; (b) electronic catalogue purchasing facilities over the Internet to buyers and suppliers; (c) link-up with similar horizontal markets and vertical markets across the Asia-Pacific Region and the world; and (d) such facilitating services incidental to the business. BayanTrade is an e-procurement joint venture established together with six of the Philippines’ leading conglomerates. ePLDT’s initial shareholding in BayanTrade was originally 20.5%, which was subsequently diluted to 19.17% in August 2004 due to an equity call to which ePLDT did not subscribe.

In September 2005, ePLDT received 4,794,615 bonus warrants from BayanTrade which entitles ePLDT to purchase 2,794,615 common shares at a price of Php0.50 per share at any time on or before
August 31, 2010.

Investment of ePLDT in ePDS, Inc., or ePDS

On June 30, 2003, ePLDT signed a JVA with DataPost Pte Ltd., or DataPost, a subsidiary of Singapore Post, and G3 Worldwide ASPAC, or Spring, pursuant to which the parties formed ePDS, a bills printing company which will do laser printing and enveloping services for statements, bills and invoices, and other value-added services to companies in the Philippines. ePLDT has a 50% interest in ePDS, while DataPost has a 30% interest. Spring, the largest international mail services provider, owns the remaining 20%. ePDS has an initial paid-up capital of Php11 million.

In October 2005, ePDS’ Board of Directors approved the declaration of a 100% stock dividend on its common stock equivalent to Php11 million.

Summarized Financial Information of Equity Investees

The following table presents summarized financial information in conformity with Philippine GAAP for equity investees for which we have significant influence as at December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004 and 2003.

	2005	2004
	(in million pesos)
Current assets	652	638
Noncurrent assets	1,388	1,648
Current liabilities	1,585	1,444
Noncurrent liabilities	11,242	12,100
Capital deficiency	(10,787)	(11,258)

	2005	2004	2003
	(in million pesos)
Revenues	774	1,299	1,182
Revenues less cost of revenues	615	1,013	600
Expenses	472	592	758
Net income (loss)	471	(19)	(926)

10. Investment Properties

	2005	2004
	(in million pesos)
Balance at beginning of year	743	761
Additions (subsequent expenditures)	–	3
Disposals	(15)	–
Net loss from fair value adjustments	(27)	(21)
Balance at end of year	701	743

Investment properties are stated at fair value, which have been determined based on the latest valuations performed by an independent firm of appraisers. The valuation undertaken was based on an open market value, supported by market evidence in which assets could be exchanged between a knowledgeable willing buyer and a knowledgeable willing seller in an arm’s-length transaction at the date of valuation, in accordance with international valuation standards.

11. Goodwill and Intangible Assets

Movements in the goodwill and intangible assets during the years are as follows:

	2005			2004 (As restated – Note 2)
	Goodwill	Intangible assets	Total	Goodwill	Intangible assets	Total
	(in million pesos)
Cost:
Balance at beginning of year	1,934	1,991	3,925	498	317	815
Additions	22	–	22	1,436	1,674	3,110
Balance at end of year	1,956	1,991	3,947	1,934	1,991	3,925

Accumulated amortization and impairment:
Balance at beginning of year	(438)	(181)	(619)	(438)	(5)	(443)
Additions	–	(265)	(265)	–	(176)	(176)
Balance at end of year	(438)	(446)	(884)	(438)	(181)	(619)
Net balance	1,518	1,545	3,063	1,496	1,810	3,306

Intangible assets include a “technology application” with an estimated useful life of three years arising from the acquisition of Wolfpac and certain intangible assets arising from the acquisition of Meridian. In 2004, Smart acquired Meridian to strengthen its wireless broadband and data services nationwide. At the time of acquisition, with the initial accounting of Meridian’s intangible assets determined provisionally, intangible assets were lumped under “franchise” with an estimated useful life of 18 years. In December 2005, an independent appraiser completed the valuation work for certain of Meridian’s intangible assets and determined goodwill amounting to Php1,415 million at the time of acquisition. Meridian’s intangible asset composition and estimated useful lives were revised as follows:

Licenses	18 years
Spectrum	15 years
Technology	5 years
Customer base	3 years

The completion of the intangible asset valuation did not have any material effect in our consolidated statement of income for the year ended December 31, 2004 and only resulted in consolidated balance sheet account reclassifications as at December 31, 2004 as follows:

Decrease
(in million pesos)
Noncurrent assets
Goodwill and intangible assets	(561)
Advances and refundable deposits - net of current portion	(101)
Noncurrent liabilities
Deferred income tax	(662)

12. Notes Receivable

Investment of ePLDT in Debt Securities of Technology Support Services, Inc., or TSSI (formerly First Advance Multi-Media Entertainment Corp., or FAME)

On June 1, 2004, ePLDT and FAME entered into an agreement whereby ePLDT would grant a seven-year zero-coupon loan to FAME amounting to US$3.1 million. Upon maturity of the loan, which is at the end of seven (7) years from issuance, ePLDT may require FAME to redeem or pay the loan at a redemption value amounting to US$ 6,041,000. At any time during the life of the outstanding loan, ePLDT may convert the loan into 20% of the total outstanding capital stock of FAME.

On August 20, 2004, FAME changed its corporate name into TSSI.

On September 14, 2004, ePLDT entered into a second agreement with TSSI whereby ePLDT would grant another seven-year zero coupon loan to TSSI amounting to US$3.1 million with the same terms and features as the first loan. As at December 31, 2005, the aggregate loans of ePLDT to TSSI amounted to US$6.2 million.

As at December 31, 2005, ePLDT has not yet converted its investment in debt securities into TSSI’s shares of stock. TSSI is a systems integrator for the internet and mobile telephone gaming project.

The debt instrument was initially recorded at fair value computed as the present value of estimated future cash flows and subsequently measured at amortized cost at effective yield.

13. Cash and Cash Equivalents

This account consists of:

	2005	2004
	(in million pesos)
Cash on hand and in banks	7,067	4,750
Temporary investments	22,997	22,571
	30,064	27,321

Cash in banks earns interest at prevailing bank deposit rates. Temporary investments are made for varying periods of up to two months depending on our immediate cash requirements, and earn interest at the prevailing short-term deposit rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary investments.

14. Trade and Other Receivables

This account consists of receivables from:

	2005	2004
	(in million pesos)
Customers and carriers	25,885	27,280
Others (Notes 20, 22 and 23)	1,424	1,192
	27,309	28,472
Less allowance for doubtful accounts	18,546	18,068
	8,763	10,404

Receivables from carriers represent receivables arising from interconnection agreements with other telecommunications carriers. The aforementioned receivable balances are shown net of related payables to the same telecommunications carriers because an established right of offset exists.

On October 10, 2002, PLDT entered into a Receivables Purchase Deed, or RPD, with a foreign financial institution, or the Purchaser, under which PLDT agreed (1) to sell its receivables from certain eligible foreign carriers for an advance payment of US$50 million, of which, US$20 million remains outstanding as at December 31, 2005, and (2) to service, administer and collect the receivables on behalf of the Purchaser. Under the RPD, the Purchaser has no recourse against PLDT should an eligible carrier fail or refuse to settle the assigned/purchased receivables, except when PLDT commits a breach of its representations and warranties under the RPD.

Sale of receivables under the RPD amounted to US$11 million (Php586 million) and US$10 million (Php576 million) for the years ended December 31, 2005 and 2004, respectively. Loss on sale of receivables under the RPD amounted to US$1 million (Php75 million) for the years ended December 31, 2005 and 2004.

15. Inventories and Supplies

This account consists of:

	2005	2004
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	806	1,342
At cost	1,024	1,885
Spare parts and supplies:
At net realizable value	493	404
At cost	1,376	995
Others:
At net realizable value	249	394
At cost	249	394
	1,548	2,140

16. Equity

The movement of PLDT’s capital account follows:

	Preferred Stock – Php10 par value
	Series A to FF	III	IV			Common Stock –Php5 par value
	No. of Shares			Total Preferred Stock	Amount	No. of Shares	Amount
	(in million shares and pesos)
Authorized				823	Php8,230	234	Php1,170
Outstanding
Balance at January 1, 2003	406	5	36	447	Php4,474	169	Php847
Issuance	5	–	–	5	52	–	–
Conversion	(1)	–	–	(1)	(21)	–	–
Balance at December 31, 2003	410	5	36	451	Php4,505	169	Php847

Balance at January 1, 2004	410	5	36	451	Php4,505	169	Php847
Issuance	1	–	–	1	9	–	2
Conversion	(2)	–	–	(2)	(17)	1	2
Balance at December 31, 2004	409	5	36	450	Php4,497	170	Php851

Balance at January 1, 2005	409	5	36	450	Php4,497	170	Php851
Issuance	–	–	–	–	3	1	2
Conversion	(2)	(5)	–	(7)	(67)	10	51
Balance at December 31, 2005	407	–	36	443	Php4,433	181	Php904

Preferred Stock

The preferred stock is non-voting, except as specifically provided by law, and is preferred as to liquidation.

The Series A to FF 10% Cumulative Convertible Preferred Stocks earn cumulative dividends at an annual rate of 10%. After the lapse of one (1) year from the last day of the year of issuance of a particular series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there shall have been no such sales on the PSE on any day, the average of the bid and the asked prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at December 31, 2005, was Php5.00 per share. The number of shares of Common Stock issuable at any time upon conversion of one share of subscriber investment plan, or SIP. Cumulative Convertible Preferred Stock shall be determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock at anytime outstanding shall be subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock shall be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price shall be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of shares or stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment shall be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sales price utilized in calculating the conversion price as the Board of Directors, in it sole discretion, shall be deemed appropriate.

At PLDT’s option, the Series A to FF 10% Cumulative Convertible Preferred Stocks are redeemable at par value plus accrued dividends five years after the year of issuance.

On December 6, 2005, the Board of Directors designated 200,000 shares of serial preferred stock as Series GG 10% Cumulative Convertible Preferred Stock for issuance throughout 2006. Confirmation of exemption of this transaction under Section 10.2 of the SRC is still pending with the SEC.

The Series III Convertible Preferred Stock earns cumulative dividends at an annual rate of US$3.50 a share payable quarterly, free and clear of Philippine withholding taxes. It is convertible into Common Stock at the option of the holder at any time, at the conversion price of US$29.19 per share of Common Stock (equivalent to a conversion ratio of 1.7129 shares of Common Stock for each share of Series III Convertible Preferred Stock, each share of Series III Convertible Preferred Stock being valued for this purpose at its reference amount of US$50 a share), subject to adjustment in certain events, and is not redeemable.

On October 24, 2005, PLDT issued to JPMorgan, as depositary, and to the holders of the Series III Convertible Preferred Stock a notice of mandatory conversion of all of its outstanding 4,616,200
Series III Convertible Preferred Stock into shares of PLDT Common Stock. The conditions for mandatory conversion under the terms of the Series III Preferred Stock have been satisfied, including:
(i) that the average closing price of PLDT’s ADSs for the 30-day period ending seven days prior to the date in which notice of the mandatory conversion was given was above US$29.19, (ii) that there were no dividends in arrears on any shares of the Series III Convertible Preferred Stock, and (iii) that PLDT had sufficient distributable reserves to pay the fixed preferential dividends on the shares of Series III Convertible Preferred Stock, calculated down to and including the mandatory conversion date.

In November 2005, PLDT issued 710,891 shares of common stock on account of the voluntary conversion of 415,023 shares of Series III Convertible Preferred Stock.

As of December 19, 2005, all of the outstanding shares of Series III Convertible Preferred Stock were mandatorily converted into PLDT Common Stock (the “Mandatory Conversion Date”) wherein each share of Series III Convertible Preferred Stock were converted into 1.7129 shares of Common Stock.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT at any time one year after subscription and at the actual amount paid for such stock, plus accrued dividends. On February 26, 2002, the Board of Directors called for the payment of a portion of the balance of the subscription price of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock amounting to Php72 million, which was paid on March 5, 2002. On March 22, 2002, PLDT redeemed 60 million shares out of the 360 million subscribed shares of its Series IV Cumulative Non-Convertible Preferred Stock and paid Php72 million, representing the redemption price plus unpaid dividends up to the date of redemption.

The provisions of certain subscription agreements involving preferred stock have an effect on the ability of PLDT to, without written consent, sell certain assets and pay cash dividends unless all dividends for all past quarterly dividend periods have been paid and provision has been made for the currently payable dividends.

17. Interest-bearing Financial Liabilities

This account consists of the following:

	2005	2004
		(As restated – Note 2)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities - net of current portion:
Long-term debt	84,860	121,012
Obligations under capital lease (Note 8)	381	601
Preferred stock subject to mandatory redemption	11,974	14,615
	97,215	136,228

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	18,684	28,018
Obligations under capital lease maturing within one year (Note 8)	717	425
Notes payable	–	58
	19,401	28,501

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received on initial recognition, included in the financial liabilities are as follows:

	2005	2004
		(As restated – Note 2)
	(in million pesos)
Long-term debt	8,829	10,440
Obligations under capital lease (Note 8)	602	740
Preferred stock subject to mandatory redemption	3,916	7,401
Total unamortized debt discount	13,347	18,581

The following table describes all changes to unamortized debt discount as at December 31, 2005 and 2004.

	2005	2004
		(As restated – Note 2)
	(in million pesos)
Unamortized debt discount at beginning of year	18,581	17,646
Additions during the year	198	276
Accretion during the year charged to interest expense (Note 5)	(2,882)	(3,412)
Revaluations	(1,128)	4,373
Settlements and conversions during the year	(1,422)	(302)
Unamortized debt discount at end of year	13,347	18,581

Long-term Debt

Long-term debt consists of:

Description	Interest Rates	2005		2004
		(in millions)
U.S. Dollar Debt:
Export Credit Agencies-Supported Loans:
Kreditanstalt für Wiederaufbau, or KfW	5.65% - 8.03% and US$ LIBOR + 0.55% - 2.5%	US$254	Php13,489	US$351	Php19,793
Finnish Export Credit, plc, or Finnvera	6.36% - 7.75% and US$ LIBOR + 0.5% - 1.425%	105	5,552	159	8,964
Nippon Export and Investment Insurance of Japan, or NEXI	US$ LIBOR + 1%	49	2,612	74	4,179
Japan Bank for International Cooperation, or JBIC/Co-financing Banks	6.56% - 7.95% and US$ LIBOR + 0.65% - 1.55%	–	–	44	2,459
Others	5.83% - 7.89% and US$ LIBOR + 0.15% - 4.30% and GOVCO’s cost + 0.20%	28	1,473	104	5,871
		436	23,126	732	41,266
Fixed Rate Notes	7.85% - 11.375%	987	52,354	1,220	68,795
Term Loans:
Debt Exchange Facility	2.25% and US$ LIBOR + 1%	165	8,748	155	8,721
GSM Network Expansion Facilities	4.49% and US$ LIBOR + 1% - 3.25%	86	4,562	125	7,046
Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO	US$ LIBOR + 1.95% - 2.05%	–	–	51	2,862
Others	5.83% and US$ LIBOR + 0.40% - 3.625%	18	978	33	1,863
Restructured Loans	US$ LIBOR + 1%	90	4,767	85	4,815
Satellite Acquisition Loans	US$ LIBOR + 1.75% and 5.6%	57	3,040	72	4,064
		US$1,839	97,575	US$2,473	139,432

Japanese Yen Debt:
JBIC’s Overseas Investment Loan, or OIL	2.125%	JP¥6,970	3,139	JP¥9,760	5,363
Export Credit Agency-Supported Loan – NEXI Supported Loan	JP¥ LIBOR + 1.70%	1,573	709	2,205	1,212
		JP¥8,543	3,848	JP¥11,965	6,575

Philippine Peso Debt:
Peso Fixed Rate Corporate Notes	14% - 15.816%		1,576		1,675
Term Loans:
JBIC 4 Program	11.18%		–		680
Secured Term Loans	11% - 24%		166		305
Restructured Loans	91-day T-Bill rate + 1%		379		363
			2,121		3,023
			103,544		149,030
Less portion maturing within one year			18,684		28,018
Total long-term debt			Php84,860		Php121,012

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our outstanding consolidated long-term debt at nominal values as at December 31, 2005 are as follows:

	U.S. Dollar Loans		JPY Loans		Php Loans	Total
	In U.S. Dollar	In Php	In JPY	In Php	In Php	In Php
	(in millions)
Year
2006(1)	307	16,336	3,418	1,540	929	18,805
2007	347	18,426	3,418	1,539	35	20,000
2008	110	5,839	1,709	770	24	6,633
2009	267	14,133	–	–	25	14,158
2010	48	2,552	–	–	834	3,386
2011 and onwards	924	49,011	–	–	380	49,391
	2,003	106,297	8,545	3,849	2,227	112,373

(1) January 1, 2006 through December 31, 2006

U.S. Dollar Debt:

Export Credit Agencies-Supported Loans

In order to obtain imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies. These financings account for a significant portion of our indebtedness.

Kreditanstalt für Wiederaufbau, or KfW

KfW, a German state-owned development bank, is PLDT’s largest single creditor. As at December 31, 2005, we owed US$254 million aggregate principal amount of debt to KfW, as follows:

  US$196 million provided under various export credit agency-backed facilities, of which US$86 million was in connection with our expansion and service improvement programs and US$110 million in connection with the US$149 million refinancing facility discussed below; and

  US$58 million provided for the 15% downpayment portion and credit facilities without guarantee/insurance cover from the export credit agencies, of which US$30 million was in connection with the US$149 million refinancing facility discussed in the following paragraphs.

On January 25, 2002, PLDT signed two loan agreements with KfW, which provided PLDT with a US$149 million facility to refinance in part the repayment installments under its existing loans from KfW due from January 2002 to December 2004. The facility is composed of a nine-year loan, inclusive of a three-year disbursement period and a two-year grace period during which no principal is payable. It partly enjoys the guarantee of HERMES, the export credit agency of the Federal Republic of Germany. We have drawn US$140 million (Php7,426 million) under this facility as at December 31, 2005. PLDT waived further disbursements under this refinancing facility effective September 1, 2004. Thus, the undrawn portion of US$9 million was cancelled.

Of the amounts outstanding under these KfW loans, US$51 million of our KfW loans will mature in 2006, US$73 million will mature in 2007, US$55 million will mature in 2008, US$44 million will mature in 2009 and US$31 million will mature in 2010. Principal amortizations on these loans are generally payable in equal semi-annual installments.

Finnish Export Credit, plc, or Finnvera

As at December 31, 2005, US$107 million aggregate principal amount of Smart’s debts were provided by various banks under export credit agency-backed facilities in connection with Smart’s GSM expansion programs. These facilities are covered by guarantees from Finnvera, the Finnish export credit agency, for 95% of political risk and 50% of commercial risk for GSM Phases 3 and 4 loan facilities and 100% of political and commercial risk for the refinancing facility of GSM Phases 5A and 5B. Final repayment in the aggregate amount of US$5.8 million for GSM Phases 1 and 2 loan facilities was made on October 31, 2005.

A US$100 million refinancing facility was obtained on February 11, 2005 in relation to Smart’s GSM Phases 5A and 5B loans which were prepaid last March 1, 2005 with outstanding balances of US$60 million and US$41 million, respectively, at the time of prepayment. This refinancing facility is payable semi-annually over five years starting September 1, 2005 with final repayment due in March 2010. The principal benefit of refinancing the Phase 5 loan was the savings from a lower interest margin on the refinancing facility.

Of the amounts outstanding under these Finnvera guaranteed loans, US$37 million will mature in 2006, US$20 million will mature in 2007, US$20 million will mature in 2008, US$20 million will mature in 2009 and US$10 million will mature in 2010. Principal amortization on these loans are generally payable in equal semi-annual installments.

Nippon Export and Investment Insurance of Japan, or NEXI

On November 28, 2002, Smart signed a US$100 million term loan facility supported by NEXI, of which US$60 million was drawn on November 28, 2003 and US$40 million on April 5, 2004. This loan is payable semi-annually over four years in eight equal installments starting May 28, 2004 with final repayment due in November 2007. The outstanding balance as at December 31, 2005 was US$50 million.

Japan Bank for International Cooperation, or JBIC/Co-financing Banks

As at December 31, 2005, PLDT has fully paid its U.S. dollar loans with JBIC (formerly the Export-Import Bank of Japan) and the co-financing banks.

Other Export Credit Agency Supported Loans

PLDT has also obtained loans extended and/or guaranteed by other export credit agencies, including the Export-Import Bank of the United States, and the respective export credit agencies of France, Italy, Israel, Sweden and Australia, in the aggregate outstanding principal amount of US$23 million as at December 31, 2005. Smart, likewise, obtained loans guaranteed by the export credit agencies of Norway and Italy amounting to US$5 million. Of the amounts outstanding under these loans, US$14 million will mature in 2006, US$8 million will mature in 2007, US$4 million will mature in 2008, US$1 million will mature in 2009 and US$1 million will mature in 2010.

Fixed Rate Notes

PLDT has the following non-amortizing fixed rate notes outstanding as at December 31, 2005 and 2004:

Principal Amount	Interest Rate	Maturity Date	2005	2004
			(in millions)
US$300,000,000	8.350%	March 6, 2017	US$296	Php15,700	US$296	Php16,658
US$250,000,000	11.375%	May 15, 2012	243	12,902	242	13,661
US$138,308,000	7.850%	March 6, 2007	138	7,320	183	10,315
US$175,000,000	10.500%	April 15, 2009	174	9,223	174	9,777
US$115,169,000	9.250%	June 30, 2006	115	6,104	129	7,289
US$110,557,000	9.875%	August 1, 2005	–	–	110	6,223
US$ 21,110,000	10.625%	May 15, 2007	21	1,105	86	4,872
			US$987	Php52,354	US$1,220	Php68,795

Consent Solicitation for 2012 Notes and Tender Offer and Consent Solicitation for 2007 Notes

On October 6, 2005, PLDT commenced a solicitation of consents from holders of its outstanding 11.375% Notes due 2012, or 2012 Notes, to amend certain covenants under the 2012 Notes relating to the limitation on restricted payments and the limitation on indebtedness. In addition, PLDT commenced a cash tender offer for its outstanding 10.625% Notes due 2007, or 2007 Notes, in the aggregate principal amount of US$71,986,000 and a related solicitation of consents to effect identical amendments to the 2007 Notes.

The consent solicitation for the 2012 Notes expired on October 27, 2005, and the tender offer and consent solicitation for the 2007 Notes expired on November 4, 2005. At the expirations, PLDT had received and accepted for payment:

a)      consents from holders of US$219,576,000 principal amount of 2012 Notes representing approximately 87.83% of the US$250,000,000 aggregate principal amount of the 2012 Notes outstanding;

b)      consents from holders of US$65,421,000 principal amount of 2007 Notes (including tendered 2007 Notes), representing approximately 90.88% of the US$71,986,000 aggregate principal amount of the 2007 Notes outstanding; and

c)      tenders by holders of US$50,876,000 representing the principal amount of the 2007 Notes outstanding.

PLDT received the requisite consents to effect the amendments, which will give PLDT greater flexibility to make certain restricted payments, including payment of dividends to holders of PLDT’s common stock, and reduce PLDT’s permitted leverage ratio pursuant to the terms of the notes.

On November 8, 2005, PLDT paid an aggregate of:

a)      US$1,097,880 with respect to consents delivered by 2012 noteholders, or a consent fee of US$5 for each US$1,000 principal amount of the 2012 Notes;

b)      US$72,725 with respect to consents delivered by non-tendering 2007 noteholders, or a consent fee of US$5 for each US$1,000 principal amount of the 2007 Notes not tendered; and

c)      US$55,836,160 (comprising of tender consideration of US$55,582,030 and related consent fees of US$254,130) with respect to the tenders by 2007 noteholders, or US$1,097.50 for each US$1,000 principal amount of the 2007 Notes tendered, representing (i) tender offer consideration of US$1,092.50 and (ii) consent payment of US$5, plus accrued and unpaid interest on the principal amount of the tendered 2007 Notes up to, but not including, the settlement date.

As at November 8, 2005, the aggregate principal amount of the 2007 Notes outstanding was US$21,110,000.

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from Piltel’s creditors approximately US$289 million, or 69.4%, in the aggregate of Piltel’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid an amount in cash of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of debt discount amounting to Php7,464 million. As at December 31, 2005, unamortized discount amounted to Php7,924 million.

The breakdown of the total amount of Smart debt issued to participating Piltel creditors is as follows:

•         2007 Facility in the amount of US$0.2 million payable in full in December 2007;

•         2008 Facility in the amount of US$2.9 million payable in full in December 2008; and

•         2014 Facility in the amount of US$280.1 million payable in full in June 2014.

Interest for the above facilities is payable every quarter at a floating rate of three months US$ LIBOR plus 1.00% for the 2007 and 2008 facilities, and a fixed rate of 2.25% per annum for the 2014 facility. Furthermore, a portion of the 2014 facility amounting to US$144 million has a variable yield option whereby the creditors have an option to elect for an early repayment at a discount either in December 2007 at 52.5% of the relevant debt amount or in December 2008 at 57.5% of the relevant debt amount.

GSM Network Expansion Facilities

On September 13, 2004, Smart signed a US$104 million 5-year term loan facility supported by Finnish Export Credit Ltd. as the lender with ABN AMRO Bank, Banque National de Paribas, Calyon, DBS Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers. The full amount of the facility was drawn in November 22, 2004, of which US$83 million remained outstanding as at December 31, 2005. The loan is payable over five years in ten equal semi-annual payments starting May 2005 with final repayment in November 2009.

On June 8, 2001, Smart signed its GSM Phase 5A financing comprised of US$195 million loans, of which US$30 million is owed to Nordic Investment Bank, or NIB, US$15 million to Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands and US$150 million to Finnvera. The NIB loan balance of US$12.0 million was prepaid in full on December 8, 2005, and the remaining outstanding balance of FMO as at December 31, 2005 of US$4.09 million will be prepaid in full on March 1, 2006.

Undrawn Facilities

On August 8, 2005, Smart signed a US$30 million commercial facility with NIB to finance the related Phase 8 GSM equipment and services contracts. The facility is a 5-year term loan payable semi-annually in 10 equal installments commencing six months from the first drawdown date at a floating rate of US$ LIBOR plus .815% margin per annum with an option to fix the rate prior to the drawdown date. The facility is expected to be drawn in the first quarter of 2006.

On August 10, 2005, Smart signed another loan facility for its GSM Phase 8 financing in the amount of US$70 million. The facility was awarded to the Bank of Tokyo Mitsubishi Ltd., Mizuho Corporate Bank Ltd, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation as the Lead Arrangers, with Finnish Export Credit Ltd., as the Lender on Record. The facility is a 5-year term loan with first repayment on March 1, 2006 and final repayment on September 1, 2010. Interest is payable semi-annually at a fixed rate of 4.515% per annum. The facility is expected to be drawn in the first quarter of 2006.

Local Exchange Transfer Loans

In connection with the transfer to PLDT of Smart’s local exchange business, PLDT entered into loan agreements with Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden N.V., or FMO, of the Netherlands, Exportkreditnamden, or EKN, of Sweden and Export Credits Guarantee Department, or ECGD, of the United Kingdom for loans in the principal amounts of US$135 million, US$36 million and US$27 million, respectively. The FMO loan with original final maturity of September 1, 2007 was prepaid in full on March 1, 2005. The ECGD and EKN loans, both with original final maturity on December 31, 2007, were prepaid in full effective June 30, 2005.

Restructured Loans

On June 4, 2001, Piltel completed the restructuring of approximately Php41 billion of indebtedness and other claims owed to banks, trade creditors, bondholders and preferred shareholders, representing 98% of its total liabilities as at that date.

As a result of the restructuring:

  50% of the financial debt of each participating creditor was released in consideration for the allotment of Piltel Series K Class I Convertible Preferred Stock. One (1) Piltel Series K Class I Convertible Preferred Stock was exchanged for every Php340 worth of debt (converted into Pesos at an exchange rate of Php47.05 = US$1.00 for dollar-denominated debt and Php1.00 = JP¥2.39522 for yen-denominated debt), which shares were immediately and mandatorily converted into PLDT Convertible Preferred Stock. One PLDT Series V, VI or VII Convertible Preferred Stock was issued for every five (5) Piltel Series K Class I Convertible Preferred Stock.

  Approximately half of the remaining 50% of all participating creditors’ (except for bondholders and preferred shareholders) financial debt became their participation in a Tranche B Loan in the same currency as their previous financial debt and the other half became their participation in a Tranche C Loan also in the same currency as their previous financial debt. In the case of bondholders and preferred shareholders, the remaining 50% of their financial debt became a participation in the Conversion Notes Facility and in a single Tranche Peso loan, or the Term Notes Facility, respectively.

On July 2, 2004, Smart acquired from Piltel’s creditors US$289 million, or 69.4%, in the aggregate of Piltel’s total outstanding restructured debt at that time, in exchange for US$283.2 million in new debt of Smart and US$1.5 million in cash. A gain on debt exchange transaction amounting to Php4,419 million was recognized in our 2004 consolidated statement of income representing the difference between the fair value of Piltel’s debt cancelled and/or exchanged amounting to Php12,893 million (net of debt discount of Php3,359 million) and Smart’s consideration for the debt exchange including cash of Php85 million (US$1.5 million) and fair value of newly issued debt amounting to Php8,389 million (net of debt discount of Php7,464 million). This portion of Piltel’s debt has been eliminated in consolidation as at December 31, 2005.

Piltel’s residual long-term debt to third parties consists of:

Description	2005		2004
	(in millions)
Restructured debts
Philippine Pesos
10 year Tranche B		Php190		Php182
15 year Tranche C		189		181
		379		363
U.S. Dollars
10 year Tranche B	US$8	400	US$7	406
15 year Tranche C	7	395	7	400
15 year Conversion Notes Facility	75	3,972	71	4,009
	US$90	4,767	US$85	4,815
Total		5,146		5,178
Unrestructured debt
U.S. Dollars
Convertible bonds	US$1	49	US$1	52
Total		5,195		5,230
Less portion maturing within one year		103		57
		Php5,092		Php5,173

The following is a summary of the key economic terms relating to the restructuring of the financial debt taking the form of Tranche B Loan, Tranche C Loan, Term Notes Facility and Conversion Notes Facility.

	Tranche B Loans	Tranche C Loans	Term Notes Facility	Conversion Notes Facility
Final maturity	10 years from June 4, 2001	15 years from June 4, 2001	15 years plus 10 days from June 4, 2001	15 years from June 4, 2001
Amortization	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%	Years 1 and 2 – 0.00%
	Years 3 to 9 – 0.10%	Years 3 and 4 – 0.10%	Years 3 to 14 – 0.10%	Years 3 and 4 – 0.10%
	Year 10 – 99.30%	Year 5 – 2.00%	Year 15 – 98.80%	Year 5 – 1.05%
		Years 6 to 14 – 10.00%		Years 6 to 9 – 5.05%
		Year 15 – 7.80%		Year 10 – 54.65%
Years 11 to 14 – 5.00%
Year 15 – 3.90%
Interest rate

Peso facility – Philippine 91-day treasury bill rate, or T-Bill Rate, or the average of the 91-day T-Bill Rate and the 90-day Philippine inter-bank offered rate, or PHIBOR, if 90-day PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.

U.S. dollar facilities – London interbank rate for U.S. dollar deposits, or LIBOR, for three-month U.S. dollar deposits plus 1.00% p.a.

Yen facility – LIBOR interbank rate for Yen deposits for three-month deposits plus 1.00% p.a.

			181-day T-Bill Rate or the average of the 181-day T-Bill Rate and the 6-months PHIBOR, if 6-months PHIBOR is different from the T-Bill Rate by more than 2.50%, plus 1.00% p.a.	LIBOR for three-month deposits plus 1.00% p.a.
Interest payment dates	Quarterly in arrears		Semi-annually

Under the terms of Piltel’s debt restructuring plan, PLDT issued a Letter of Support, or LOS, for the benefit of Piltel and its creditors under which PLDT has agreed to cover any funding shortfalls of Piltel up to a maximum amount of US$150 million less all amounts paid or committed to be paid to or on behalf of Piltel or any of its subsidiaries or affiliates on or after March 23, 2000. Under the LOS, PLDT is required to provide funding to Piltel in the event that the cash flow from Piltel’s operations falls short of the amount required by it to discharge in full its obligations to any creditor of Piltel and all its operating and financing subsidiaries and affiliates. PLDT is subject to contractual restrictions limiting the amount of financial support it can provide to Piltel up to US$150 million. As at December 31, 2005 and 2004, the remaining undrawn balance available under the PLDT LOS was US$50 million, approximately Php2,666 million and Php2,831 million, due to prior investments made from March 23, 2000 to December 31, 2002 aggregating to US$100 million through PLDT’s subscription to Series J Class I preferred shares of Piltel. There has been no drawdown under the LOS since 2004.

Piltel’s restructured obligations are secured by substantially all present and future assets of Piltel under the mortgage trust indenture, or MTI, dated June 4, 2001 between Piltel and Chase Manhattan Bank as security agent for the creditors, which established the security arrangements relating to the restructured debts. The participating creditors (other than the participating holders of the Peso Term Note Facility) will share equally in first ranking security, while non-participating creditors and the participating holders of the Peso Term Note Facility will share equally in second ranking security created under the MTI. Such mortgage was approved by at least two-thirds of Piltel’s stockholders at its annual meeting on April 18, 2001 and the NTC on May 18, 2001.

Satellite Acquisition Loans

Mabuhay Satellite has an existing Credit Agreement with the Export-Import Bank of the United States, or Ex-Im Bank, to finance a portion of the cost of purchasing the Agila II Satellite. In 2003, Ex-Im Bank of the United States approved, in principle, the re-profiling of Mabuhay Satellite’s US$42 million debt with them by extending the maturity of the loan by 1½ years to July 15, 2007 and reducing the interest rate by 1% to 5.6%. The revised repayment terms have been approved by the majority of the local creditor banks.

Mabuhay Satellite also has an existing Omnibus Agreement with a syndicate of local banks, or the Banks, which includes issuance of irrevocable standby Letters of Credit with an aggregate stated value not exceeding US$21 million (Php1,107 million) in favor of U.S. Ex-Im Bank, as security under the Credit Agreement and a term loan to Mabuhay Satellite in the aggregate amount of US$36 million (Php1,934 million), which will mature on various dates from 2006 to 2007.

Mabuhay Satellite has constituted in favor of the Banks: (a) a first mortgage on its leasehold rights under a lease agreement entered into with the Subic Bay Metropolitan Authority and the components of the satellite system; (b) an assignment of its rights under its purchase contract for the satellite system; (c) an assignment of its rights under the transponder lease contracts to be entered into with its shareholders and other parties and the revenues therefrom; and (d) an assignment of the applicable proceeds of insurance to be taken on the satellite system.

As of the date of this report, Mabuhay Satellite and the Banks are under negotiations for the extension of maturity dates in respect of the existing Omnibus Agreement.

Japanese Yen Debt:

JBIC JP¥9,760 Million Overseas Investment Term Loan

On July 26, 2002, PLDT signed a loan agreement with JBIC for a credit facility of JP¥9,760 million under JBIC’s OIL program. The loan, which was drawn on July 31, 2002, is being amortized semi-annually beginning March 21, 2005 and will mature on March 21, 2008.

NEXI Supported JP¥5,615 Million Syndicated Term Loan Facility

On June 11, 2003, PLDT signed a JP¥5,615 million syndicated term loan facility supported by NEXI, of which JP¥2,520 million was drawn and JP¥1,575 million was outstanding as at December 31, 2005. The undrawn balance of JP¥3,095 million was cancelled at the end of the Availability Period on December 3, 2004. This loan is being amortized semi-annually beginning December 2004 and will mature in June 2008.

Philippine Peso Debt:

Php2,770 Million Peso Fixed Rate Corporate Notes

In connection with PLDT’s service improvement and expansion programs, PLDT has entered into two loan agreements, pursuant to each of which PLDT issued fixed rate corporate notes in three tranches. Interest on each tranche is payable semi-annually.

Under the first loan agreement, PLDT borrowed an aggregate amount of Php1,500 million, of which Php230 million matured on November 11, 2002, Php500 million matured on November 9, 2004 and Php770 million will mature on November 9, 2006.

Under the second loan agreement, PLDT borrowed an aggregate amount of Php1,270 million, of which Php360 million matured on June 9, 2003, Php100 million matured on June 9, 2005 and Php810 million will mature on June 9, 2010.

Term Loans

JBIC 4 Program of the Development Bank of the Philippines

In connection with the Asia Pacific Cable Network 2 project, PLDT entered into a loan agreement on September 28, 2000 with Citibank, N.A., as facility agent, and a syndicate of banks in the aggregate principal amount of Php1,700 million. The loan, which was funded under the JBIC Facility for Private Sector Development of the Development Bank of the Philippines and amortized in 15 quarterly installments matured and was paid on October 26, 2005.

Secured Term Loans

Php150 Million Term Loan Facility

On March 4, 2002, ePLDT entered into a three-year loan facility with Philippine Bank of Communications amounting to Php150 million. The loan facility was fully drawn on December 31, 2002 and payable in seven quarterly installments, with a grace period of one year, beginning year 2003. The quarterly principal payments of Php15 million started in June 2003 with a balloon payment of Php45 million in March 2005. Interest on this loan was equivalent to 91-day T-bill rate plus 4% per annum payable quarterly in arrears. The loan was secured by ePLDT’s deed of assignment of receivables of a subsidiary from a foreign customer and an investment in an associate with an original cost of Php629 million. This loan was fully paid as at March 31, 2005.

Php100 Million Term Loan Facility

On March 15, 2004, ePLDT entered into another three-year term loan facility with Asia United Bank amounting to Php100 million for the payment of its outstanding short-term bank loan facility and for other working capital requirements. The loan facility was fully drawn as at December 31, 2004. The loan is to be repaid in nine equal quarterly installments starting March 2005 with final repayment in March 2007. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Trust Indenture Agreement, or MTIA, on a parcel of land with a carrying value of Php279 million as at December 31, 2004. As at December 31, 2005, the outstanding balance of this loan amounted to Php56 million, of which Php44 million will mature in the last quarter of 2006.

Php149 Million Term Loan Facility

As at December 31, 2005, Vocativ, a wholly-owned call center subsidiary of ePLDT, had an outstanding five-year term loan facility of Php109 million with Asia United Bank for the payment of its additional capital expenditures and working capital requirements. The loan is to be repaid in 14 equal quarterly installments starting April 2006 with final repayment in July 2009. Interest on the loan is equivalent to 90-day PHIBOR plus 3% per annum payable quarterly in arrears. The loan is secured by a Mortgage Participation Certificate against the MTIA between ePLDT and Asia United Bank Corporation – Trust and Investments Group dated March 15, 2004 on a parcel of land, which excludes the buildings and improvements. In 2005, Vocativ prepaid Php40 million of the loan.

Unsecured Term Loans

Php1,000 Million Term Loan Facility

On June 14, 2001, Smart signed its GSM Phase 5A financing of Php1,000 million term loan. The outstanding balance under this facility of Php467 million was prepaid on June 28, 2004.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that could prohibit us from paying dividends on common stock under certain circumstances, and require us to comply with specified financial ratios and other financial tests, calculated in conformity with accounting principles generally accepted in the Philippines, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. In addition, we are required to comply with certain financial ratios for the incurrence of capital expenditures in excess of US$10 million and incurrence of indebtedness.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries and increases in our interest expenses. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 98% of PLDT’s total consolidated debts are denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the peso.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) incurring additional indebtedness; (b) prepaying other debt; (c) making investments;
(d) extending loans; (e) extending guarantees or assuming the obligations of other persons; (f) paying dividends or other distributions or redeeming, repurchasing or otherwise acquiring shares of PLDT’s capital stock; (g) disposing of all or substantially all of its assets or of assets in excess of specified thresholds of its tangible net worth; (h) entering into management contracts providing for the management of its business or operations by a third party; (i) creating any lien or security interest;
(j) permitting set-off against amounts owed to PLDT; (k) merging or consolidating with any other company; (l) entering into transactions with stockholders and affiliates; and (m) entering into sale and leaseback transactions.

Further, certain of PLDT’s debt instruments contain provisions wherein PLDT may be required to repurchase or prepay certain indebtedness in case of change in control of PLDT or if the ownership of our shares of common stock held by NTT Communications falls below a certain threshold.

PLDT’s debt instruments also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if PLDT is in default under another debt instrument; in some cases, the cross-default provision is triggered upon a payment or other default permitting the acceleration of PLDT’s debt, whether or not the defaulted debt is accelerated. In other cases, the cross-default provision requires the defaulted loan to be accelerated. In some debt instruments, the cross-default provision will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the abandonment, termination or amendment of the project financed by a loan in a manner unacceptable to the lender; (f) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and
(g) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants, including covenants that prohibit Smart from paying dividends, redeeming preferred stock, making distributions to PLDT or otherwise providing funds to PLDT or any affiliate without the consent of its lenders under its Phases 1, 2 and 3 facilities. Also, Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. The financial tests under Smart’s loan agreements include compliance with a debt to equity ratio of not more than 1.50:1 and a debt service coverage ratio of not less than 1.50:1. Smart has maintained compliance with all of its financial covenants. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; (c) any reduction in PLDT’s ownership of Smart’s shares below 51%; (d) any reduction in First Pacific’s and Metro Pacific Corporation’s collective direct and/or indirect ownership of PLDT’s common stock below 17.5% of the total common stock outstanding; and (e) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations under its loan agreements.

As at December 31, 2005, Piltel was not in compliance with the terms of convertible bonds with principal amount of US$0.7 million (approximately US$0.9 million redemption price at the option of the holders). Piltel may not be able to restructure or otherwise pay the claims of its unrestructured debt. However, default on and acceleration of Piltel’s unrestructured indebtedness does not create a cross-default under Piltel’s restructured indebtedness or any indebtedness of PLDT or Smart.

The Credit and Omnibus Agreements of Mabuhay Satellite imposes several negative covenants. In particular, these covenants, among other things, restrict material changes in Mabuhay Satellite’s nature of business and ownership structure, any lien upon or with respect to any of its assets or to any right to receive income, acquisition of capital stock, declaration and payment of dividends, merger, consolidation and sale with another entity and incurring or guaranteeing additional long-term debt beyond prescribed amounts.

ePLDT’s loan agreement imposes negative covenants which, among other things, restrict ePLDT in regard to payment of cash dividends or any other income or any capital distribution to PLDT, voluntary suspension of its entire business operations for a period of 60 consecutive days, dissolution of its legal existence, and creation of any encumbrances on the shares pledged. One of ePLDT’s loan agreements also requires ePLDT to comply with specified financial ratios and other financial tests at quarterly measurement dates. The agreement also contains customary and other default provisions that permit the lender to accelerate amounts due under the loan or terminate their commitments to extend additional funds under the loan. As at December 31, 2005, ePLDT was in compliance with all of its financial covenants.

Obligations Under Capital Lease

The future minimum payments for capitalized leases are as follows as at December 31, 2005:

Year	(in million pesos)
2006	895
2007	341
2008	14
2009	7
2010	8
2011 and onwards	435
Total minimum lease payments	1,700
Less amount representing interest	602
Present value of net minimum lease payments	1,098
Less obligations under capital lease maturing within one year (Note 8)	717
Long-term portion of obligations under capital lease	381

Municipal Telephone Projects

In 1993, PLDT entered into two lease agreements with the Philippine Department of Transportation and Communications, or DOTC, covering telecommunications facilities in the province of Bohol and Batangas established under the Municipal Telephone Act. Under these agreements, PLDT was granted the exclusive right to provide telecommunications management services, to expand services, and to promote the use of the DOTC-contracted facilities in certain covered areas for a period of 15 years. Title to the properties shall be transferred to PLDT upon expiration of the lease term. As at December 31, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php858 million. In case of cancellation, PLDT is liable to pay Php100 million under each of the two contracts as liquidated damages.

On June 1, 2004, PLDT served the DOTC a notice of termination of the lease agreement in respect of the telecommunications system in Bohol which state of deterioration, obsolescence and disrepair has made it impossible for PLDT to continue managing, operating, and maintaining the system. Since 2002, PLDT has been advising the DOTC of the need to review the viability of the system as it has infused more than Php200 million for upgrades and maintenance to keep the system operable. Further, the enactment of Public Telecommunications Policy Act, or R.A. No. 7925, which negated the DOTC’s warranty to grant PLDT the exclusive right to provide telecommunication services in the areas stipulated, prevented PLDT from achieving the originally projected profitability, thereby rendering it impossible for PLDT to continue fulfilling its obligation under the lease agreement. Although several discussions have been held since then, no mutually acceptable agreement has been reached. On June 30, 2004, the DOTC advised PLDT that the request for termination of the lease agreement in Bohol has been referred to the Department of Justice, or DOJ, as government agencies are required to refer all interpretation of contracts and agreements to the DOJ secretary as attorney-general of the national government. On May 5, 2005, PLDT received a letter from the DOTC stating that PLDT is in default for failure to remit to the DOTC the quarterly installments under the lease agreement. Due to the failure of the parties to amicably settle their dispute, on September 28, 2005, PLDT demanded that the dispute be referred to arbitration and that the parties agree on the composition of the arbitration committee. PLDT has not received any response from the DOTC. As at December 31, 2005, the net book value of the telecommunications system in Bohol, including PLDT’s additional capital expenditure relating to the telecommunications system, and corresponding capital lease obligation amounted to Php28 million and Php735 million, respectively.

Other Long-term Capital Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, Smart and Piltel have capital lease obligations aggregating Php818 million as at December 31, 2005 in respect of office equipment and facilities.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume or permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

Preferred Stock Subject to Mandatory Redemption

The movements of PLDT’s preferred stock subject to mandatory redemption follow:

	2005				2004 (As restated – Note 2)
	Series V	Series VI	Series VII	Total	Series V	Series VI	Series VII	Total
	(in million pesos)
Balance at beginning of year	2,103	6,440	6,072	14,615	2,053	5,527	5,289	12,869
Issuance	–	–	–	–	–	134	–	134
Conversion	(2,083)	(507)	–	(2,590)	(337)	(18)	–	(355)
Accretion	252	782	451	1,485	387	720	449	1,556
Revaluation	–	(394)	(1,142)	(1,536)	–	77	334	411
Balance at end of year	272	6,321	5,381	11,974	2,103	6,440	6,072	14,615

As at December 31, 2005, PLDT had issued 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001. Shares of Series V, VI and VII Convertible Preferred Stock are entitled to receive annual dividends of Php18.70 per share, US$0.397 per share and JP¥40.7189 per share, respectively. Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stock will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

The Series V Convertible Preferred Stock was designated as compound instrument consisting of liability and equity components. The fair value of the Convertible Preferred Stock was determined at issue date, of which the fair value of the liability component as at date of issuance is recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets. The residual amount was assigned as the equity component.

The cost of each foreign currency component Convertible Preferred Stock Series VI and VII, was designated as debt instrument with embedded call options. The fair value of the Convertible Preferred Stock was determined at issue date, of which the fair value of embedded call options was bifurcated and accounted for separately, see Note 2 – Summary of Significant Accounting Policies and Practices and Note 24 – Financial Assets and Liabilities. The residual amount was assigned as liability components and recorded as “Preferred Stock Subject to Mandatory Redemption” and is included under the “Interest-bearing Financial Liabilities” account in the consolidated balance sheets.

The difference between the amount designated as liability components of the Series V, VI and VII Convertible Preferred Stock at issue date and the aggregate redemption value is accreted over the period up to the put option date using the effective interest rate method. Accretions added to “Preferred Stock Subject to Mandatory Redemption” and charged to interest as at December 31, 2005 and 2004 amounted to Php1,485 million and Php1,556 million, respectively.

“Preferred Stock Subject to Mandatory Redemption” amounted to Php11,974 million and Php14,615 million as at December 31, 2005 and 2004, respectively, after revaluation of Series VI and VII Convertible Preferred Stock to the exchange rates at balance sheet dates and after giving effect to the above accretions, conversions and additional issuances. As at December 31, 2005 and 2004, 3,376,743 shares and 1,060,940 shares, respectively, of the Convertible Preferred Stock have been converted into PLDT common shares. The outstanding shares of Series V, VI and VII Convertible Preferred Stock as at December 31, 2005 were 240,887, 4,398,914 and 3,842,000, respectively. The aggregate redemption value of the outstanding Series V, VI and VII Convertible Preferred Stock amounted to Php15,890 million and Php22,016 million as at December 31, 2005 and 2004, respectively.

The corresponding dividends on these shares charged as interest expense amounted to Php251 million, Php284 million and Php254 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Notes Payable

Parlance, a wholly-owned call center subsidiary of ePLDT, availed of a local bank’s Export Packing and Credit Loan facility amounting to US$950,000 in December 2004 and another in June 2005 amounting to US$1 million. The said facilities can be availed by an export Letter of Credit with an 80% loan value. It has a 90-day term from the date it was granted by the bank and is secured by a Deed of Assignment of Receivables. Interest is based on the prevailing bank rate to be collected in arrears on a monthly basis. The US$950,000 loan facility was fully paid in 2005.

18. Other Noncurrent Liabilities

This account consists of:

	2005	2004
	(in million pesos)
Capital expenditures under long-term financing	5,769	3,970
Prepayments received under receivable purchase facility (Note 14)	976	1,644
Asset retirement obligations (Note 8)	752	638
Unearned revenues	71	85
Others	32	50
	7,600	6,387

19. Accrued Expenses and Other Current Liabilities

This account consists of:

	2005	2004
	(in million pesos)
Accrued utilities and related expenses	6,199	4,457
Accrued taxes and related expenses	3,887	2,886
Accrued interest and other related costs (Notes 17 and 20)	1,967	2,235
Accrual for payment for unused sick leave and other employee benefits	1,759	1,595
Payable in installment purchase of equity investment	1,278	1,563
Others	1,398	1,811
	16,488	14,547

20. Related Party Transactions

a. Air Time Purchase Agreement between PLDT and AIL and Related Agreements

In March 1997, PLDT entered into a National Service Provider, or Founder NSP, Air Time Purchase Agreement with PT Asia Cellular Satellite, as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from
PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the date of commercial operations.

In the event that PT Asia Cellular Satellite’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002, following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. As at December 31, 2005, PLDT’s outstanding payables under the original Air Time Purchase Agreement was Php3,966 million. See Note 22 – Contractual Obligations and Commercial Commitments and Note 23 – Provisions and Contingencies for further discussion.

PLDT also entered into a Founder NSP Operating Agreement with PT Asia Cellular Satellite on March 12, 1997, under which PLDT may:

•         authorize distributors to resell ACeS services in the Philippines upon prior approval from
PT Asia Cellular Satellite; and

•         appoint agents to solicit and bill PLDT’s or its authorized distributors’ subscribers for ACeS services and to sell terminals on behalf of PLDT.

Under an Assignment and Assumption Agreement dated December 29, 1998, PT Asia Cellular Satellite agreed to assign and transfer to AIL of PT Asia Cellular Satellite’s rights under the Founder NSP Air Time Purchase Agreement and Founder NSP Operating Agreement.

Under an Acknowledgment of the Assignment of Air Time Purchase Agreement entered into on December 29, 1998, by and among PLDT, P.T. Bank Internasional Indonesia and AIL, PLDT consented to the assignment by AIL of the Founder NSP Air Time Purchase Agreement to P.T. Bank Internasional Indonesia, as security agent, for the benefit of the secured parties under the Security Agreement dated December 29, 1998, which was executed in connection with the Amended and Restated Credit Agreement dated December 29, 1998 among PT Asia Cellular Satellite, AIL,
P.T. Bank Internasional Indonesia and various banks.

On September 30, 2002, PT Asia Cellular Satellite, AIL, as guarantor, P.T. Bank Internasional Indonesia, as security agent, and various other banks signed a Rescheduling Agreement, which amended the terms of the Amended and Restated Credit Agreement dated December 29, 1998, moving the principal repayment dates to agreed periods with the final maturity date on January 30, 2012.

b. Transactions with Major Stockholders, Directors and Officers

Transactions to which PLDT or any of its subsidiaries are a party, in which a director or key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director or key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest, as at December 31, 2005 and 2004 and for the three years ended December 31, 2005, 2004 and 2003 are as follows:

1. Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•         Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003 and March 31, 2005, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000;

•         Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets managed data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the tradename “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines; and

•         Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses.

Total fees under these agreements amounted to Php256 million, Php336 million and Php288 million for the years ended December 31, 2005, 2004 and 2003, respectively. As at December 31, 2005 and 2004, outstanding obligations of PLDT amounted to Php23 million and Php49 million, respectively.

2. Agreement between Smart and Asia Link B.V., or ALBV. Smart has an existing Technical Assistance Agreement with ALBV for the latter to provide technical support services and assistance in the operations and maintenance of cellular business for a period of five years, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to 2% of the net revenues of Smart. In January 2004, the agreement was amended, reducing the technical service fees to be paid by Smart to ALBV to 1% of net revenues effective January 1, 2004. On February 18, 2004, Smart and ALBV entered into a renewal of the technical service agreement extending the effectivity of the terms of the agreement to February 23, 2008. Furthermore, in view of the acquisition by Smart of Piltel Series K Class I Convertible Preferred Stock held by PLDT, the parties agreed to make the consolidated net revenues of Smart the basis for the computation of the 1% royalty payable by Smart to ALBV, effective from January 1, 2005.

Smart also has an existing Services Agreement with ALBV for a period of 25 years starting January 1, 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

ALBV is a subsidiary of the First Pacific Group.

Total fees under these agreements amounted to Php567 million, Php507 million and Php429 million for the years ended December 31, 2005, 2004 and 2003, respectively. Outstanding obligations of Smart under the Technical Service Agreement amounted to Php194 million and Php267 million as at December 31, 2005 and 2004, respectively.

3. Agreements relating to insurance companies. Gotuaco del Rosario and Associates, or Gotuaco, acts as the broker for certain insurance companies to cover certain properties of the PLDT Group. Insurance premiums are remitted to Gotuaco and the broker’s fees are settled between Gotuaco and the insurance companies. In addition, PLDT has an insurance policy with Malayan Insurance Co., Inc., or Malayan, wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements amounted to Php468 million, Php488 million and Php565 million for the years ended December 31, 2005, 2004 and 2003, respectively. Two directors of PLDT have a direct/indirect interests in or serve as a director/officer of Gotuaco and Malayan.

Compensation of Key Management Personnel of the PLDT Group

PLDT Group’s compensation of key management personnel by benefit type follows:

	2005	2004	2003
	(in million pesos)
Short-term employee benefits	591	436	420
Share-based payments (Note 21)	372	228	-
Post-employment benefits	29	21	33
	992	685	453

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php125,000 for each meeting of the board attended, except Manuel V. Pangilinan, who has waived his right to receive a director’s fee. Each of the members or advisors of the audit, executive compensation, governance and nomination and finance committees is entitled to a fee in the amount of Php50,000 for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement plans.

21. Employee Benefits

Executive Stock Option Plan, or ESOP

On April 27, 1999 and December 10, 1999, the Board of Directors and stockholders, respectively, approved the establishment of an ESOP and the amendment of the Seventh Article of the Articles of Incorporation of PLDT denying the pre-emptive right of holders of common stock to subscribe for any issue of up to 1,289,745 common stock pursuant to the ESOP. The ESOP covers management executives, which include officers with rank of Vice President up to the President, executives with the rank of Manager up to Assistant Vice President, and advisors/consultants engaged by PLDT. The ESOP seeks to motivate option holders to achieve PLDT’s goals, reward option holders for the creation of shareholder value, align the option holders’ interests with those of the stockholders of PLDT and retain the option holders to serve the long-term interests of PLDT. The ESOP is administered by the Executive Compensation Committee of the Board of Directors. About 1.3 million shares of common stock of PLDT have been reserved as underlying shares of options under the ESOP in 1999.

Movements in the number of stock options outstanding under the ESOP are as follows:

	2005	2004
Balance at beginning of year	536,589	900,118
Exercised shares*	(335,605)	(336,745)
Cancellations/forfeitures	(3,484)	(26,784)
Balance at end of year	197,500	536,589

* Based on date of payment of exercised shares.

As at December 31, 2005, 672,350 shares were exercised by certain officers and executives at an exercise price of Php814 per share.

The fair value of the ESOP plan was estimated at the date of grant using an option pricing model, which considered annual stock volatility, risk-free interest rate, expected life of option, exercise share price of Php814 and a weighted average share price of Php870 for the 1999 Grant and of Php315 for the 2002 Grant as at valuation date. Total fair value of shares granted amounted to Php359 million as at December 31, 2005 and 2004. The fair value of options recognized as an expense for the year ended December 31, 2004 amounted to Php14 million and recovery of Php10 million for the year ended December 31, 2003 and none for the year ended December 31, 2005.

LTIP

On August 3, 2004, PLDT’s Board of Directors approved the establishment of the LTIP for eligible key executive officers and advisors of PLDT and its subsidiaries, which is administered by the Executive Compensation Committee. The LTIP is a four-year cash plan covering the period January 1, 2004 to December 31, 2007. The LTIP awards payment at the end of the four-year period (without interim payments) is contingent upon the achievement of an approved target increase in PLDT’s common share price by the end of the plan period and a cumulative consolidated net income target for the plan period. The target increase in the PLDT base share price, which is the average of the closing prices of PLDT shares ten trading days before or after December 31, 2003, is approximately 15% per annum compounded for the plan period.

The fair value of the LTIP was estimated using an option pricing model, which considered annual stock volatility, risk-free interest rate, remaining life of option and weighted average share price Php1,835 as at valuation date. Incentive cost per share as at December 31, 2005 and 2004 amounted to Php1,044.01 and Php716.81, respectively. The fair value of the options recognized as an expense for the years ended December 31, 2005 and 2004 amounted to Php1,214 million and Php646 million, respectively.

Movements in the number of stock options outstanding under the LTIP are as follows:

	2005	2004
Balance at beginning of year	3,685,959	–
Awards	493,429	3,685,959
Cancellations/forfeitures	(294,982)	–
Balance at end of year	3,884,406	3,685,959

Pension

Defined Benefit Plans

We have defined benefit pension plans, covering substantially all of our permanent and regular employees, excluding those of Smart and its subsidiary, I-Contacts, Inc., which require contributions to be made to separate administrative funds.

Our actuarial valuation is done on an annual basis. Based on the latest actuarial valuation, the actual present value of accrued liabilities, net of pension cost and average assumptions used in developing the valuation are as follows:

	2005	2004	2003
	(in million pesos)
Change in benefit obligation:
Benefit obligation at beginning of year	6,924	6,008	8,012
Service cost	689	401	532
Interest cost	453	539	718
Benefits paid	(495)	(819)	–
Actuarial loss (gain)	81	787	(1,236)
Curtailment	–	–	274
Settlement	–	–	(2,275)
Liabilities of newly acquired subsidiaries	–	8	–
Benefits paid from assets	–	–	(17)
Benefit obligation at end of year	7,652	6,924	6,008

Change in plan assets:
Fair value of plan assets at beginning of year	4,449	3,928	2,915
Actual return on plan assets	475	376	303
Employer’s contribution	633	883	2,704
Benefits paid	(495)	(819)	–
Settlement	–	–	(2,275)
Benefits paid from assets	–	–	(17)
Actual gains on plan assets	92	81	298
Fair value of plan assets at end of year	5,154	4,449	3,928
Funded status	2,498	2,475	2,080
Unrealized net transition obligation	(61)	(120)	(177)
Unrecognized net actuarial loss (gain)	(162)	(176)	528
Accrued benefit cost	2,275	2,179	2,431

Components of net periodic benefit cost:
Service cost	689	401	532
Interest cost	453	539	718
Actual return on plan assets	(475)	(376)	(303)
Amortizations of unrecognized net transition obligation	59	60	67
Net periodic benefit cost	726	624	1,014

The weighted average assumptions used to determine pension benefits at December 31, 2005 and 2004 are as follows:

	2005	2004
Discount rate	12%	9%
Rate of increase in compensation	9%	7%
Expected rate of return on plan assets	10%	9%

As at December 31, 2005, our plan assets include investments in shares of stock of PLDT and Piltel with fair values aggregating Php1,643 million, which represent about 29% of our beneficial trust fund’s net assets available for plan benefits.

The Plan’s Board of Trustees adopts an investment approach of mixed equity and fixed income investments to maximize the long-term return of plan assets. The investment portfolio has been structured to achieve the objective of regular income with capital growth and out-performance of benchmarks. A majority of the investment portfolio consists of fixed income debt securities and various equity securities while the remaining portion consists of multi-currency investments.

The allocation of the fair value of plan assets for PLDT follows:

	2005	2004	2003
Investments in debt and fixed income securities	40%	41%	44%
Investments in equity securities	37%	33%	36%
Investments in real estate	13%	16%	15%
Investments in mutual funds	6%	2%	2%
Investments in temporary placements	4%	8%	3%
	100%	100%	100%

PLDT expects to make approximately Php558 million of cash contributions to its pension plan in 2006.

Defined Contribution Plan

Smart maintains a trustee-managed, tax-qualified, multi-employer plan covering substantially all permanent and regular employees. The plan has a defined contribution format wherein Smart’s obligation is limited to specified contribution to the plan. It is being financed by the participating companies (Smart and its subsidiary, I-Contacts, Inc.) and employee contribution is optional.

The allocation of the fair value of plan assets for Smart follows:

	2005	2004	2003
Investments in debt securities	76%	78%	86%
Investments in equity securities	23%	20%	12%
Others	1%	2%	2%
	100%	100%	100%

Smart expects to make approximately Php97 million of cash contributions to its pension plan in 2006.

Pension Benefit Cost

Total pension benefit cost follows:

	2005	2004	2003
	(in million pesos)
Expense recognized for defined benefit plans	726	624	1,014
Expense recognized for defined contribution plan	50	94	41
Total	776	718	1,055

22. Contractual Obligations and Commercial Commitments

Contractual Obligations

The following table discloses our consolidated contractual obligations outstanding as at December 31, 2005:

	Payments Due by Period
	Total	Within 1 year	2-3 years	4-5 years	After 5 years
	(in million pesos)

Long-term debt(1)	112,373	18,805	26,633	17,544	49,391
Long-term lease obligations:
Operating lease	3,636	632	1,091	853	1,060
Capital lease	1,700	895	355	15	435
Unconditional purchase obligations(2)	11,120	4,752	2,122	2,123	2,123
Other long-term obligations	15,890	–	8,844	7,046	–
Total contractual obligations	144,719	25,084	39,045	27,581	53,009

(1) Before deducting unamortized debt discount and debt issuance costs.

(2) Based on the original Air Time Purchase Agreement with AIL.

Long-term Debt

For a discussion of our long-term debt, see Note 17 – Interest-bearing Financial Liabilities.

Long-term Operating Lease Obligations

Digital Passage Service Contracts. PLDT has existing Digital Passage Service Contracts with foreign telecommunication administrations for several dedicated circuits to various destinations for ten to 25 years expiring at various dates. As at December 31, 2005, PLDT’s aggregate remaining obligation under these contracts amounted to approximately Php17 million.

License Agreement with Mobius Management Systems (Australia) Pty Ltd., or Mobius. PLDT entered into a license agreement with Mobius pursuant to which Mobius has granted PLDT a non-exclusive, non-assignable and non-transferable license for the use of computer software components. Under this agreement, Mobius is also required to provide maintenance services for a period of one year at no additional maintenance charge. PLDT may purchase maintenance services upon expiration of the first year for a fee of 15% of the current published license fee. As at December 31, 2005, PLDT’s aggregate remaining obligation under this agreement was approximately Php30 million.

Other Long-term Operating Lease Obligations. The PLDT Group has various long-term lease contracts for periods ranging from two to ten years covering certain offices, warehouses, cell sites telecommunication equipment locations and various office equipment. In particular, Smart has lease obligations aggregating Php3,272 million as at December 31, 2005 in respect of office and cell site rentals with over 3,000 lessors nationwide, PLDT has lease obligations aggregating Php119 million as at December 31, 2005, and ePLDT has lease obligations aggregating Php198 million as at December 31, 2005 in respect of certain office space rentals.

Long-term Capital Lease Obligations

For a discussion of our long-term capital lease obligations, see Note 17 – Interest-bearing Financial Liabilities.

Unconditional Purchase Obligations

Air Time Purchase Agreement with AIL. As discussed in Note 20 – Related Party Transactions, PLDT is a party to a Founder NSP Air Time Purchase Agreement entered into with AIL in March 1997, which was amended in December 1998, under which PLDT was granted the exclusive right to sell AIL services in the Philippines. In exchange, the Air Time Purchase Agreement required PLDT to purchase from AIL a minimum of US$5 million worth of air time annually over ten years commencing on January 1, 2002, the date of commercial operations of the Garuda I Satellite.

In the event that AIL’s aggregate billing revenue is less than US$45 million in any given year, the Air Time Purchase Agreement also states that PLDT has to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL suspending the application and enforcement of the minimum and supplemental air time payments under the original Air Time Purchase Agreement. The parties agreed that AIL shall provide PLDT and the other founder shareholders, with unlimited use of air time for the year 2003 in exchange for a fixed fee in the amount of US$3.8 million for PLDT. Moreover, PLDT was also obliged to purchase from AIL 13,750 satellite phone units in 2003 at US$395 F.O.B. per unit, subject to quarterly price adjustments. The parties to the Standstill Agreement also agreed to negotiate in good faith and use their best efforts to reach an agreement on a revised Air Time Purchase Agreement before November 15, 2003 that would cover, among other things, the amended minimum and supplemental air time payment provisions subject to the approval of AIL’s creditors.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter. See Note 20 – Related Party Transactions and Note 23 – Provisions and Contingencies for further details relating to the Air Time Purchase Agreement with AIL.

As at December 31, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,120 million.

License Purchase Agreement with I-Contact Solutions Pte. Ltd. On April 2, 2003, iPlus, wholly-owned subsidiary of ePLDT and the Philippines’ pioneer in IP-based IT response center, entered into an Application Services Provider, or ASP, and Reseller Contract with I-Contact Solutions Pte. Ltd., or
I-Contact, of Singapore. Under the agreement, iPlus will purchase licenses of the CosmoCall
Universe ™ IP-based contact center solution. CosmoCall Universe supports multi-channel customer interactions including telephone, web chat, web voice, web video, web collaboration, e-mail and voicemail in one high capacity, high availability, multi-tenant platform. CosmoCall Universe is a complete, unified contact center suite that includes ACD, IVR, CTI, predictive dialing, multimedia recording and a complement of other management applications. The aggregate value of these licenses is US$2.1 million and these licenses will be delivered quarterly over a two-year period. Further to the agreement, I-Contact will appoint iPlus as the exclusive reseller and ASP for the Philippine market and will provide iPlus with necessary support in terms of sales, marketing, and technical services. Effective March 30, 2004, I-Contact agreed to amend the agreement and waived all financial obligations and committed seats requirement over the two-year period. iPlus will pay all its remaining obligations pertaining only to the 300 seats delivered by I-Contact.

Other Long-term Obligations

Mandatory Conversion and Purchase of Shares. As discussed in Note 17 – Interest-bearing Financial Liabilities, as at December 31, 2005, PLDT had issued a total of 3 million shares of Series V Convertible Preferred Stock, 5 million shares of Series VI Convertible Preferred Stock and 4 million shares of Series VII Convertible Preferred Stock in exchange for a total of 58 million shares of Series K Class I Convertible Preferred Stock of Piltel, pursuant to the debt restructuring plan of Piltel adopted in June 2001.

Each share of Series V, VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one PLDT common share. On the date immediately following the seventh anniversary of the issue date of the Series V and Series VI Convertible Preferred Stocks and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted to PLDT common shares. Under a put option exercisable for 30 days, holders of common shares received on mandatory conversion of the Series V, VI and VII Convertible Preferred Stocks will be able to require PLDT to purchase such PLDT common shares for Php1,700 per share, US$36.132 per share, and JPY4,071.89 per share, respectively.

As at December 31, 2005, 2,480,553 shares of Series V Convertible Preferred Stock and 896,190 shares of Series VI Convertible Preferred Stock had been converted to PLDT common shares. As at December 31, 2005, 240,887 shares of Series V, 4,398,914 shares of Series VI and 3,842,000 shares of Series VII Convertible Preferred Stocks remained outstanding. The aggregate value of the put option based on outstanding shares as at December 31, 2005 was Php15,890 million, of which Php8,844 million is puttable on June 4, 2008 and Php7,046 million on June 4, 2009, if all of the outstanding shares of Series V, VI and VII Convertible Preferred Stocks were mandatorily converted and all the underlying common shares were put to PLDT. The market value of the underlying shares of common stock was Php15,564 million, based on the market price of PLDT common shares of Php1,835 per share as at December 31, 2005.

Commercial Commitments

As at December 31, 2005, our outstanding commercial commitments, in the form of letters of credit, amounted to Php1,493 million. These commitments will expire within one year.

23. Provisions and Contingencies

As discussed below, we currently expect that going forward we will pay local franchise taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority. For this reason, we have made the appropriate provisions in our consolidated financial statements as at December 31, 2005.

NTC supervision and regulation fees, or SRF

Since 1976, PLDT has received assessments from NTC for permit, SRF and other charges pursuant to Section 40 of Commonwealth Act 146, otherwise known as the Public Service Act. As at December 31, 2005, PLDT had paid, since 1994, a total amount of Php1,960 million in SRF, of which Php1,724 million was paid under protest.

PLDT is contesting the manner by which these assessments were calculated and the basis for such calculations. The case is now with the Supreme Court and upon the rules and practice of court, stands submitted for decision.

Smart and Piltel have similarly received assessments from NTC for permit, SRF and other charges which were paid under protest. Total payments by Smart amounted to Php122 million each in 2005 and 2004. On February 11, 2005, based on the NTC’s deficiency recomputation, Piltel paid the amount of Php559 million in respect of NTC fees for the period from 1992 to 2004. On September 30, 2005, Piltel paid SRF of Php81 million representing amounts due for 2005.

Local business and franchise tax assessments

PLDT is presently a party to several cases involving the issue of exemption of PLDT from local franchise and business taxes. PLDT believes, based on the opinion of its legal counsel, that it is exempt from payment of local franchise and business taxes.

The Local Government Code of 1991, or R.A. No. 7160, which took effect on January 1, 1992, extended to local government units, or LGUs, power to tax businesses within their territorial jurisdiction granted under Batas Pambansa No. 337 and withdrew tax exemptions previously granted to franchise grantees under Section 12 of R.A. No. 7082.

PLDT believes, based on the opinion of its legal counsel, that R.A. No. 7925 which took effect on March 16, 1995, and the grant of local franchise and business taxes exemption privileges to other franchise holders subsequent to the effectivity of R.A. No. 7160, implicitly restored its local franchise and business taxes exemption privilege under Section 12 of R.A. No. 7082, or the PLDT Franchise pursuant to Section 23 thereof or the quality of treatment clause.

To confirm this position, PLDT sought and obtained on June 2, 1998 a ruling from the Bureau of Local Government Finance, or BLGF, of the Philippine Department of Finance, which ruled that PLDT is exempt from the payment of local franchise and business taxes imposable by LGUs under R.A. No. 7160.

By virtue of the BLGF Ruling, PLDT stopped paying local franchise and business taxes starting with the fourth quarter of 1998 and has filed with certain LGUs claims for tax refund covering the period from the second quarter of 1995 to the third quarter of 1998. PLDT has received assessments for local franchise and business tax from several cities and provinces following PLDT’s decision to stop payment of local franchise and business taxes.

Following a decision of the Supreme Court on March 25, 2003, a judgment in the amount of Php4 million against PLDT involving the City of Davao became final and executory on April 9, 2003, pursuant to which PLDT was declared not exempt from the local franchise tax. Pursuant to the said decision, PLDT has voluntarily paid the total amount of Php15 million for the period from the fourth quarter of 1998 until December 31, 2003, which includes the Php4 million subject of the case. The said amount constitutes only the basic franchise tax due for the said period, excluding surcharges and interest which PLDT is asking the City of Davao, through the local council, to waive. PLDT believes, based on the opinion of its legal counsel, that PLDT is not liable for surcharges and interest considering that the legal issue involved was a difficult one and PLDT’s non-payment of the said taxes was made in good faith. On August 2, 2005, the local Sanggunian passed a resolution denying PLDT’s request for abatement of surcharges and penalties and directing the city treasurer to update PLDT’s liability and immediately collect the same. Accordingly, on August 26, 2005, the city treasurer issued an assessment to PLDT in the amount of Php12 million. In order to maintain and preserve its good standing and relationship with the City of Davao, PLDT has paid the surcharges and penalties as at December 31, 2005.

Although PLDT believes that it is not liable to pay local franchise and business taxes, PLDT has entered into compromise settlements with several LGUs, including the City of Makati, in order to maintain and preserve its good standing and relationship with these LGUs. Under these compromise settlements, which have mostly been approved by the relevant courts, PLDT has paid a total amount of Php505 million as at December 31, 2005 for local franchise tax covering up to the end of 2004.

PLDT continues to contest the remaining assessments amounting to Php3.7 million as at December 31, 2005, a number of which were based on the gross revenues of PLDT derived from its operations within the entire Philippines. PLDT claims that assuming that it is liable for local franchise tax, R.A. No. 7160 provides that local franchise tax shall be based on the gross receipts of the preceding year received or collected for services rendered within the jurisdiction of the taxing authority. Therefore, the use by some LGUs of gross revenues as the basis for computation of franchise tax is in violation of the law because it pertains to all income earned regardless of whether it was received or not, unlike gross receipts which are essentially the amount of money or its equivalent actually or constructively received. Moreover, gross revenues refer to all income earned by PLDT within and outside the jurisdiction of the local taxing authority; thus, the use thereof as a basis of computation will overstate the franchise tax. As at December 31, 2005, there are two cases pending in the Supreme Court. The motions for reconsideration of the two other unfavorable decisions of the Supreme Court have been denied with finality.

PLDT currently expects that going forward it will pay local franchise and business taxes on an annual basis and based on the gross receipts received or collected for services rendered within the jurisdiction of the respective taxing authority.

Smart has, likewise, received assessments for local franchise and business taxes from certain cities and provinces in the aggregate amount of Php313 million, which Smart continues to contest. Smart believes, based on the opinion of its legal counsel, that Smart is not liable to pay the local franchise and business taxes by virtue of (i) the opinion issued by the BLGF dated August 13, 1998; and (ii) Smart’s exemption under its legislative franchise which took effect after the effective date of R.A. No. 7160.

Smart has recently been declared exempt from payment of local franchise tax to the City of Makati in a decision dated August 3, 2004 by the Regional Trial Court of Makati. The City of Makati has filed a Motion for Extension to file a Petition for Review with the Court of Appeals. However, on June 9, 2005, the Court of Appeals dismissed the appeal filed by the City of Makati.

The RTC of Iloilo has likewise ruled in a decision dated January 19, 2005 that Smart is exempt from payment of local franchise tax to the City of Iloilo. The City of Iloilo has filed an appeal directly with the Supreme Court which remains pending.

Piltel’s Bureau of Internal Revenue, or BIR, Assessment

Piltel received the following assessment notices from the BIR:

Year	Tax Assessment Type	Basic	Interest	Total
		(in million pesos)
1998	Value Added Tax, or VAT	85.8	68.7	154.5
	Overseas Communications Tax	31.8	25.5	57.3
	Income Tax	12.4	9.4	21.8
	Administrative Penalties	0.1	–	0.1

1999	VAT	94.5	67.8	162.3
	Income Tax	22.7	13.8	36.5

2001	VAT	56.2	35.1	91.3
	Income Tax	13.4	8.9	22.3

Piltel filed applications for compromise settlements with the BIR for the deficiency tax assessments of 1998 and 1999, citing as basis for the compromise settlement its financial incapacity on account of networth and earnings deficit. On June 22, 2005, however, Piltel received a letter from the BIR dated May 9, 2005 denying the applications for compromise settlements.

On June 16, 2005, Piltel filed an administrative protest against the 2001 deficiency income tax and VAT assessments arising from a letter notice. The BIR granted the request for reconsideration by virtue of the tax verification notice dated June 29, 2005, which was received by Piltel on July 1, 2005. In its letter dated August 30, 2005, which Piltel received on September 19, 2005, the BIR issued its final decision on the disputed assessment, which denied the administrative protest filed by Piltel. On October 19, 2005, Piltel filed a petition for review with the Court of Tax Appeals relating to this tax assessment.

On December 12, 2005, Piltel filed a collective application for a compromise settlement with the BIR for the deficiency tax assessments arising from taxable years 1998, 1999 and 2001, citing “reasonable doubt as to the validity of the tax assessments” as a basis. The prescribed minimum percentage of compromise settlement for such basis is 40% of the basic assessed tax. On January 27, 2006, Piltel received the favorable recommendation and approval from the BIR on the said application for a compromise settlement. On January 31, 2006, Piltel settled the total amount of Php114 million, which is equivalent to 40% of the basic taxes per final assessment notices received, to effect the immediate cancellation of the tax assessments.

Enhanced Voluntary Assessment Program, or EVAP, Availment

In 2005, the BIR launched a program called EVAP, which grants taxpayers, who availed of the program, the privilege of last priority in audit. The program covers all types of internal revenue taxes which can be availed of on a per tax type basis and required the payment of a certain percentage increase in the said tax compared with the base year or the established fixed minimum EVAP payment, whichever is higher.

PLDT availed of the program and paid a total of Php6 million for VAT and income tax for taxable year 2004 and VAT and withholding tax for taxable year 2002.

On the other hand, Maratel availed of the EVAP for income tax for the taxable year 2004, Subic Telecom availed of the program for its income tax, withholding tax and percentage tax for taxable year 2002, while Clark Telecom availed of the program for its income tax for both taxable years 2003 and 2004. The total payment of Maratel, Subic Telecom and Clark Telecom amounted to Php800,000. Smart’s EVAP availment, for which Php53 million was paid, covered the income tax for the taxable years 2003 and 2004, the VAT for the taxable year 2002, the overseas communications tax for the year 2002, and the withholding taxes for the taxable years 2002 to 2004, while Piltel’s EVAP availment, which involved payment of Php3 million, covered the income tax for the taxable year 2003 and the expanded withholding tax for the taxable years 2003 and 2004.

PLDT and these subsidiaries are awaiting for the EVAP Certificate of Qualification to be issued by the BIR.

Air Time Purchase Agreement with AIL

In March 1997, PLDT entered into a Founder NSP Air Time Purchase Agreement with PT Asia Cellular Satellite as amended in December 1998 and as assigned and transferred to AIL, under which PLDT was granted the exclusive right to sell ACeS services in the Philippines. The Air Time Purchase Agreement required PLDT to purchase from PT Asia Cellular Satellite at least US$5 million worth of air time annually over ten years, commencing on January 1, 2002, the date of commercial operations, and to make supplemental air time purchase payments not to exceed US$15 million per year during the ten-year term in the event revenues generated are less than US$45 million in any given year. Under the Air Time Purchase Agreement, the air time payment obligations remain in effect until all indebtedness incurred by AIL has been fully repaid. See Note 20 – Related Party Transactions and Note 22 – Contractual Obligations and Commercial Commitments for detailed discussion of the terms of the agreement.

PLDT and the other founder NSPs are endeavoring to amend the Air Time Purchase Agreement due to the occurrence of partial satellite loss, changes in the primary business of ACeS and other events affecting the business.

In March 2003, PLDT, together with the other founder NSPs, entered into a Standstill Agreement with AIL. Payments made to AIL under the Air Time Purchase Agreement based on billings of actual usage and the Standstill Agreement amounted to US$2 million and US$1 million for the second quarters of 2005 and 2004, respectively.

On February 10, 2004, notwithstanding the ongoing negotiations, AIL advised PLDT of the termination of the Standstill Agreement and the reinstatement of the terms under the original Air Time Purchase Agreement effective January 1, 2002 following the lapse of the November 15, 2003 deadline set in the Standstill Agreement for the negotiation of a revised Air Time Purchase Agreement. As at December 31, 2005, PLDT’s outstanding payables under the original Air Time Purchase Agreement were approximately Php3,966 million. Negotiations are continuing with the relevant parties towards an amicable settlement of this matter.

On June 21, 2004, AIL also sent PLDT a letter citing PLDT in default under the Air Time Purchase Agreement for non-payment of outstanding amounts and for repudiation of its obligations thereunder. PLDT maintains, however, that the termination of the Standstill Agreement and reinstatement of the terms under the original Air Time Purchase Agreement are premature, considering that the discussions or negotiations on the terms of the proposed revised Air Time Purchase Agreement were still pending between the parties, such that it is highly inequitable for AIL to have unilaterally decided to invoke the provisions of the Standstill Agreement and declared PLDT in default. Furthermore, PLDT maintains its position that the Air Time Purchase Agreement has been rendered ineffective by various events, circumstances and technical problems encountered in the operation of the business of AIL. The substantial changes in the circumstances under which AIL must operate, changes which were not contemplated by the parties at the time the commitments were made, have rendered the commitments under the Air Time Purchase Agreement unrealistic and the performance of the same impossible.

As at December 31, 2005, PLDT’s aggregate remaining minimum obligation under the original Air Time Purchase Agreement was approximately Php11,120 million.

We made a reasonable estimate of the amount necessary in the event such obligation would be settled and have made the appropriate provisions in our consolidated financial statements as at December 31, 2005 with due consideration of AIL’s existing indebtedness and of PLDT’s share as one of the founder NSPs.

24. Financial Assets and Liabilities

Our financial assets and liabilities are recognized initially at fair value. Transaction costs (debt issuance costs) are included in the initial measurement of all financial assets and liabilities except those classified as financial instruments measured at fair value through profit and loss. Subsequent to initial recognition, assets and liabilities are either valued at amortized cost using the effective interest rate method or at fair value depending on classification.

The following table sets forth the carrying values and estimated fair values of our financial assets and liabilities recognized as at December 31, 2005 and 2004. There are no material unrecognized financial assets and liabilities as at December 31, 2005 and 2004.

	Carrying Value		Fair Value
	2005	2004	2005	2004
	(in million pesos)
Noncurrent Financial Assets
Investments-available-for-sale	109	104	109	104
Derivative assets	2,648	4,116	2,648	4,116
Notes receivable	346	286	346	286
Total noncurrent financial assets	3,103	4,506	3,103	4,506
Current Financial Assets
Cash and cash equivalents	30,064	27,321	30,064	27,321
Short-term investments	2,746	3,873	2,746	3,873
Trade and other receivables	8,763	10,404	8,763	10,404
Derivative assets	37	335	37	335
Total current financial assets	41,610	41,933	41,610	41,933
Total Financial Assets	44,713	46,439	44,713	46,439

Noncurrent Financial Liabilities
Long-term debt - net of current portion*	84,860	121,012	92,811	132,803
Obligations under capital lease*	381	601	381	601
Preferred stock subject to mandatory redemption*	11,974	14,615	14,053	18,237
Derivative liabilities	5,777	6,930	5,777	6,930
Total noncurrent financial liabilities	102,992	143,158	113,022	158,571
Current Financial Liabilities
Notes payable*	–	58	–	58
Current portion of long-term debt*	18,684	28,018	19,435	29,083
Obligations under capital lease*	717	425	717	425
Accounts payable	14,241	8,037	14,241	8,037
Derivative liabilities	192	474	192	474
Total current financial liabilities	33,834	37,012	34,585	38,077
Total Financial Liabilities	136,826	180,170	147,607	196,648

* Included under “Interest-bearing Financial Liabilities” in the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Interest-bearing Financial Liabilities:

Long-term debt: Fair value is based on the following:

Debt Type	Fair Value Assumptions
Fixed Rate Loans: U.S. dollar notes/convertible debt Other loans in all other currencies	Quoted market price. Estimated fair value is based on the discounted value of future cash flows using the applicable LIBOR and MART1 rates for similar types of loans.
Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Preferred stock subject to mandatory redemption: The fair values were determined using an independent third party valuation model.

Derivative instruments:

Forward foreign exchange contracts and bifurcated foreign currency forwards: The fair values were determined using forward exchange market rates at the balance sheet date.

Foreign currency options: The fair values were computed using an option pricing model.

Foreign currency and interest rate swaps: The fair values were computed as the present value of estimated future cash flows.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, notes payable and accounts payable approximate the carrying amounts as of the balance sheet date.

Financial assets and liabilities carried at amortized cost

Unamortized debt discount, representing debt issuance cost and any difference between the fair value of consideration given or received on initial recognition, included in following financial liabilities amounted to Php13,347 million and Php18,581 million as at December 31, 2005 and 2004, respectively, see Note 17 – Interest-bearing Financial Liabilities.

Financial assets and liabilities carried at fair value

The following financial assets and liabilities were carried at fair value as at December 31, 2005 and 2004.

	2005	2004
	(in million pesos)
Investments-available-for-sale	109	104
Derivative instruments	(3,284)	(2,953)
	(3,175)	(2,849)

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability. Changes in the fair value of these instruments representing effective hedges are recognized as cumulative translation adjustments in equity until the hedged item is recognized in earnings. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period.

The table below sets out the information about our derivative financial instruments as at December 31, 2005 and 2004:

		2005		2004 (As restated – Note 2)
	Maturity	Notional	Mark-to-market Gain (Loss)	Notional	Mark-to-market Gain (Loss)
		(in millions)
	PLDT

	Cash flow hedges:
	Long-term currency swaps
	2017	US$300	Php417	US$300	Php748
	2012	250	(428)	250	282

Long-term foreign currency options	2009	175	301	175	672

	Short-term foreign currency options	–	–	76	(198)

	Transactions not designated as hedges:
	Long-term foreign currency options	175(1)	(270)	175(1)	(22)

	Short-term currency options	–(3)	–	76(2)	117
		JPY151	(2)	JPY–	–

	Interest rate swap	US$125	(1,569)	US$125	(3,468)

	Forward foreign exchange contracts	220	(169)	87	6
		JPY1,282	7	JPY14	1

	Bifurcated embedded derivatives	US$–	–	US$1	(1)

	Bifurcated equity call options	8 shares	(1,597)	9 shares	(1,027)
			(Php3,310)		(Php2,890)

	Smart

	Transactions not designated as hedges:
	Forward foreign exchange contracts	US$–	–	US$69	(77)
	Bifurcated embedded derivatives	9	26	19	14
			26		(63)
	Net liabilities		(Php3,284)		(Php2,953)

(1) Non-hedged portion of 2009 long-term foreign currency options based on the same notional amount as the hedged portion.

(2) Non-hedged portion of short-term foreign currency options based on the same notional amount as the hedged portion.

(3) Non-hedged portion of short-term foreign currency options is inclusive of the same notional amount as the hedged portion and additional short-term foreign currency options not designated as hedges.

	2005	2004
	(As restated – Note 2)
	(in million pesos)
Presented as:
Noncurrent assets	2,648	4,116
Current assets	37	335
Noncurrent liabilities	(5,777)	(6,930)
Current liabilities	(192)	(474)
Net liabilities	(3,284)	(2,953)

Cumulative translation adjustments as at December 31, 2005 and 2004 consists of:

	2005	2004
	(in million pesos)
Cumulative translation adjustments at beginning of year	362	549
Movements of cumulative translation adjustments:
Currency translation differences	(62)	17
Net loss on cash flow hedges	(1,014)	(159)
Net gain (loss) on available-for-sale financial assets	4	(5)
Net loss (gain) on cash flow hedges removed from cumulative translation adjustments and taken to profit or loss	2,390	(133)
Deferred income tax effects on cash flow hedges	(427)	93
	891	(187)
Cumulative translation adjustments at end of year	1,253	362

Analysis of gain on derivative transactions for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004	2003
		(As restated – Note 2)
	(in million pesos)
Net mark-to-market loss at end of year	(3,284)	(2,953)	(2,205)
Net mark-to-market loss at beginning of year	(2,953)	(2,205)	(638)
Net change	(331)	(748)	(1,567)
Net loss charged to cumulative translation adjustments	1,014	159	–
Settlements and accretion	(1,405)	(72)	345
Gain (loss) on contracts entered into and terminated during the year	94	(203)	(409)
Net loss on derivative transactions	(628)	(864)	(1,631)

PLDT

Cash Flow Hedges

Long-term Currency Swaps

PLDT entered into long-term principal-only currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2009, 2012 and 2017. As at December 31, 2005 and 2004, these long-term currency swaps have an aggregate notional amount of US$550 million. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. In March and April 2004, PLDT entered into amendments to keep the lowest reset exchange rate and unwind the downward resettable feature of US$550 million of its long-term principal-only currency swap agreements in order to lower the running hedging cost of the swaps. As at December 31, 2005 and 2004, the outstanding swap contracts have an agreed average swap exchange rate of Php50.76.

In order to manage hedge costs, these swaps included a credit-linkage feature with PLDT as the reference entity. The specified credit events include bankruptcy, failure to pay, obligation acceleration, moratorium/repudiation, and restructuring of PLDT bonds or all or substantially all of PLDT’s obligations. Upon the occurrence of any of these credit events, subject to agreed threshold amounts where applicable, the obligations to both PLDT and its counterparty under the swap contracts terminate without further settlements to either party, including any mark-to-market value of the swaps. In March 2004, PLDT amended an additional US$150 million of the long-term currency swaps to include this credit-linkage feature. As at December 31, 2005 and 2004, US$725 million of PLDT’s long-term currency swaps/options have been structured to include credit-linkage with PLDT as the reference entity. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 4.50% and 2.95% per annum as at December 31, 2005 and 2004, respectively. As cash flow hedges, any movements in the fair value of these instruments will be taken as a cumulative translation adjustment under equity in our consolidated balance sheets.

Long-term Foreign Currency Options

To manage hedging costs, the currency swap agreement relating to the 2009 fixed rate notes has been structured to include currency option contracts. If the Philippine peso to U.S. dollar spot exchange rate on maturity date settles beyond Php90.00 to US$1.00, PLDT will have to purchase U.S. dollar at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. On the other hand, if on maturity, the Philippine peso to US$1.00 spot exchange rate is lower than the exchange rate of Php52.50 to US$1.00, PLDT will have the option to purchase at the prevailing Philippine peso to U.S. dollar spot exchange rate. In July 2004, PLDT and its counterparty, agreed to re-document and re-classify the transaction into long-term currency option contracts. The net semi-annual floating hedge cost payments that PLDT is required to pay under these transactions was approximately 5.68% and 3.94% per annum as at December 31, 2005 and 2004, respectively.

The option currency contract relating to PLDT’s option to purchase U.S. dollar at Php52.50 to US$1.00 or prevailing spot rate at maturity, whichever is lower, qualifies as a cash flow hedge. The option currency contract relating to the counterparty’s option to purchase foreign currency from PLDT at Php90.00 to US$1.00 is not designated as a hedge. Please refer to discussion below (under transactions not designated as hedges).

Short-term Foreign Currency Options

PLDT utilized structures incorporating currency options to hedge the maturing principal on its fixed rate notes due June 2004 and August 2005. Under the terms of the contracts, PLDT will have the option to purchase U.S. dollars at an agreed Philippine peso to U.S. dollar spot exchange rate or prevailing spot rate at maturity, whichever is lower. There are no outstanding short-term foreign currency options designated as hedges as at December 31, 2005.

Transactions Not Designated as Hedges

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Foreign Currency Options

With reference to the above-mentioned hedge on PLDT’s 2009 fixed rate notes, PLDT simultaneously sold a currency option contract with the same notional amount of US$175 million with the same maturity that gives the counterparty a right to purchase foreign currency at Php90.00 to US$1.00. Together with the long-term currency option contract classified under cash flow hedges, PLDT has the obligation to purchase U.S. dollars at an exchange rate of Php52.50 to US$1.00 plus the excess above the agreed threshold rate. In exchange for this condition, the overall net hedging cost for the transaction is reduced.

Short-term Currency Options

In order to manage hedge costs, currency option contracts that hedge PLDT’s fixed rate notes due June 2004 and August 2005 have features similar to that of the long-term currency option contracts. PLDT simultaneously sold currency option contracts with the same notional amounts with the same maturity. Together with the other short term currency option contracts classified under cash flow hedges, PLDT has the obligation to buy U.S. dollar at the agreed strike price plus the excess above the agreed threshold rate should the Philippine peso to U.S. dollars spot exchange rate on the maturity date settle beyond that agreed threshold. In exchange for this condition, the overall net hedging cost for the transactions is reduced.

PLDT also entered into short-term U.S. dollar subsidized and accumulating forwards and Japanese yen currency option contracts to hedge other short-term foreign currency obligations.

Interest Rate Swap

A portion of PLDT’s currency swap agreements to hedge its 2017 fixed rate notes carry fixed rate swap cost payments. To effectively lower the running cost of such swap agreements, PLDT, in April 2003, entered into an agreement to swap the coupon on US$125 million of its 2012 fixed rate notes into a floating rate Japanese yen amount. Under this agreement, PLDT is entitled to receive a fixed coupon rate of 11.375%, provided the Japanese yen to U.S. dollar exchange rate stays above JP¥99.90/US$1.00. Below this level, a reduced fixed coupon rate of 3% will be due to PLDT. In order to mitigate the risk of the Japanese yen strengthening below the agreed threshold, PLDT, in December 2003, entered into an overlay swap transaction to effectively lower the portion of the coupon indexed to the U.S. dollar to Japanese yen rate to 3% such that the fixed coupon rate due to PLDT when the JPY strengthens below the agreed threshold will be 8.375%. Both swap agreements include a credit-linkage feature with PLDT as the reference entity.

Forward Foreign Exchange Contracts

PLDT entered into short-term U.S. dollar and Japanese yen forward foreign exchange contracts to hedge short-term foreign currency obligations.

Bifurcated Embedded Derivatives

Derivative instruments include derivatives (or derivative-like provisions) embedded in non-derivative contracts. PLDT’s outstanding bifurcated embedded derivative transactions as at December 31, 2004 covered service contracts denominated in U.S. dollars paid out to a Japanese company in April 2005. There are no outstanding bifurcated embedded derivative transactions as at December 31, 2005.

Bifurcated Equity Call Options

Pursuant to Piltel’s debt restructuring plan, PLDT issued its Series VI and VII Convertible Preferred Stock, see Note 14 – Preferred Stock Subject to Mandatory Redemption. Each share of Series VI and VII Convertible Preferred Stock is convertible at any time at the option of the holder into one share of PLDT’s common stock. On the date immediately following the seventh anniversary of the issue date of the Series VI Convertible Preferred Stock and on the eighth anniversary of the issue date of the Series VII Convertible Preferred Stock, the remaining outstanding shares under these series will be mandatorily converted into shares of PLDT common stock. For 30 days thereafter, the holders of these mandatorily converted shares of common stock have the option to sell such shares of common stock back to PLDT for US$36.132 per share and JPY4,071.89 per share for Series VI and VII, respectively. As at December 31, 2005 and 2004, the net negative mark-to-market value of these embedded call options amounted to Php1,597 million and Php1,027 million, respectively.

Smart

Embedded derivatives were also bifurcated from prepaid forwards. The related prepayment amounting to Php3,873 million as at December 31, 2004 is presented under “Short-term investments.” There were no outstanding prepaid forwards as at December 31, 2005. The embedded foreign currency derivatives bifurcated from these prepaid forwards are presented as derivative assets or derivative liabilities.

Smart’s other embedded derivatives were bifurcated from service and purchase contracts. As at December 31, 2005 and 2004, outstanding contracts included a service contract with foreign equipment suppliers and various suppliers covering handset importations payable in U.S. dollars.

Financial Risk Management Objectives and Policies

The main purpose of our financial instruments is to fund our operations. We also enter into derivative transactions, the purpose of which is to manage the currency risks and interest rate risks arising from our operations and our sources of financing. It is, and has been throughout the year under review, our policy that no trading in financial instruments shall be undertaken.

The main risks arising from our financial instruments are liquidity risk, foreign currency risk, interest rate risk and credit risk. Our Board reviews and approves policies for managing each of these risks. These risks are summarized below. We also monitor the market price risk arising from all financial instruments. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies and Practices.

Liquidity Risk

We seek to manage our liquidity profile to be able to finance our capital expenditures and service our maturing debts. To cover our financing requirements, we intend to use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flow information and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, export credit agency-guaranteed facilities, and debt capital and equity market issues.

Foreign Currency Risk

The following table shows our consolidated foreign currency-denominated monetary assets and liabilities and their peso equivalents as at December 31, 2005 and 2004:

	2005		2004
	U.S. Dollar	Php Equivalent(1)	U.S. Dollar	Php Equivalent(2)
	(in millions)
Noncurrent Financial Assets
Derivative assets	US$50	Php2,648	US$73	Php4,116
Notes receivable	6	346	5	286
Total noncurrent financial assets	56	2,994	78	4,402
Current Financial Assets
Cash and cash equivalents	244	12,956	251	14,142
Short-term investments	55	2,934	69	3,888
Trade and other receivables	43	2,261	146	8,226
Derivative assets	1	37	6	335
Total current financial assets	343	18,188	472	26,591
Total Financial Assets	US$399	Php21,182	US$550	Php30,993

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	US$1,814	Php96,225	US$2,371	Php133,495
Derivative liabilities	109	5,777	105	6,930
Total noncurrent financial liabilities	1,923	102,002	2,476	140,425
Current Financial Liabilities
Accounts payable	42	2,227	46	2,592
Accrued expenses and other current liabilities	68	3,587	77	4,338
Derivative liabilities	3	192	8	474
Interest-bearing financial liabilities	319	16,946	483	27,213
Total current financial liabilities	432	22,952	614	34,617
Total Financial Liabilities	US$2,355	Php124,954	US$3,090	Php175,042

(1) The exchange rate used was Php53.062 to US$1.00.

(2) The exchange rate used was Php56.341 to US$1.00.

In translating the foreign currency-denominated monetary assets and liabilities into peso amounts, the exchange rates used were Php53.062 to US$1.00 and Php56.341 to US$1.00, the Philippine peso-U.S. dollar exchange rates as at December 31, 2005 and 2004, respectively.

As at February 24, 2006, the peso-dollar exchange rate was Php52.009 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated liabilities as at December 31, 2005 would have decreased by Php2,060 million.

While a certain percentage of our revenues is either linked to or denominated in U.S. dollars, substantially all of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars.

As at December 31, 2005, approximately 98% of our total consolidated debts were denominated in foreign currencies principally in U.S. dollars. Of our foreign currency-denominated debts, 3% are in Japanese yen on a consolidated basis and the balance in U.S. dollars. Thus, a weakening of the Philippine peso against the U.S. dollar or Japanese yen will increase both the principal amount of our unhedged foreign currency-denominated debts (representing 53% of our consolidated debts, or 44% net of our U.S. dollar cash balances as at December 31, 2005), and interest expense on our debt in Philippine peso terms. In addition, many of our financial ratios and other financial tests will be negatively affected. If, among other things, the value of the Philippine peso against the U.S. dollar substantially drops from its current level, we may be unable to maintain compliance with these ratios, which could result in acceleration of some or all of our indebtedness. For further information on our loan covenants, see Note 17 – Interest-bearing Financial Liabilities.

To manage our foreign exchange risks, stabilize cash flows, and improve investment and cash flow planning, we enter into forward foreign exchange contracts, foreign currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. However, these hedges do not cover all of our exposure to foreign exchange risks.

Specifically, we use forward foreign exchange contracts, foreign currency swap contracts and currency option contracts to manage the foreign exchange risk associated with our foreign currency-denominated loans.

Interest Rate Risk

On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risks associated with our liabilities and not for trading or speculative purposes.

The following tables set out the carrying amount, by maturity, of our financial instruments that are exposed to interest rate risk:

Year Ended December 31, 2005

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2 – 3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	115	160	–	175	550	1,000	53,040	686	52,354	1,108	58,780
Interest rate	9.25%	7.85% to 10.625%	–	10.50%	8.35% and 11.375%	–	–		–	–	–
US$ Fixed Loans (in millions)	64	45	31	22	280	442	23,451	6,356	17,095	327	17,350
Interest rate	4.49% to 7.75%	4.49% to 7.58%	4. 49% to 7.58%	4.49% to 5.65%	2.25%	–	–		–	–	–
Japanese Yen (in millions)	23	24	12	–	–	59	3,139	–	3,139	59	3,158
Interest rate	2.125%	2.125%	2.125%	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	17	1	–	15	–	33	1,746	4	1,742	37	1,961
Interest rate	11% to 24%	11% to 24%	–	15.0%	–	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	129	143	79	117	94	562	29,806	1,679	28,127	562	29,806
Interest rate	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	GOVCO’s Cost + 0.20%; 0.05% to 3.625% over LIBOR	0.05% to 3.625% over LIBOR	.05% to 2.5% over LIBOR	1% over LIBOR	–	–		–	–	–
Japanese Yen (in millions)	5	5	3	–	–	13	709	1	708	13	709
Interest rate	1.70% over LIBOR	1.70% over LIBOR	1.70% over LIBOR	–	–	–	–	–	–	–	–
Philippine Peso (in millions)	–	–	–	2	7	9	482	103	379	9	482
Interest rate	–	–	–	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–	–	–
						2,118	112,373	8,829	103,544	2,115	112,246

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	(30)	(1,569)	–	–	(1,530)	(1,569)
Japanese Yen (JPY15,037 million)	–	–	–	–	–	–	–	–	–	–	–
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR			–	–	–	–

Year Ended December 31, 2004

								Discount/
								Debt
					Over 5	In U.S.		Issuance Cost	Carrying Value	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	years	Dollar	In Php	In Php	In Php	Dollar	In Php
								(in millions)
Liabilities:
Long-term Debt
Fixed Rate
US$ Notes (in millions)	110	130	272	175	550	1,237	69,725	930	68,795	1,307	73,662
Interest rate	9.875%	9.250%	7.85% to 10.625%	10.5%	8.35% to 11.375%	–	–	–	–	–	–
US$ Fixed Loans (in millions)	125	93	51	58	280	607	34,190	7,340	26,850	576	32,452
Interest rate	4.49% to 8.03%	4.49% to 7.95%	4.49% to 7.95%	4.49% to 7.58%	2.25%	–	–	–	–	–	–
Japanese Yen (in millions)	27	27	27	14	–	95	5,363		5,363	96	5,414
Interest rate	2.125%	2.125%	2.125%	2.125%	–	–	–	–	–	–	–
Philippine Peso (in millions)	16	16	1	–	14	47	2,665	5	2,660	50	2,831
Interest rate	11% to 24%	11% to 24%	11% to 11.25%	–	15%	–	–	–	–	–	–
Variable Rate
U.S. Dollar (in millions)	212	213	139	117	132	813	45,832	2,045	43,787	814	45,832
Interest rate	GOVCO’s Cost + 0.20%; 0.15% to 4.3% over LIBOR	GOVCO’s Cost + 0.20%; 0.15% to 4.3% over LIBOR	GOVCO’s Cost + 0.20%; 0.15% to 4.3% over LIBOR	0.15% to 4.3% over LIBOR	0.5% to 2.5% over LIBOR	–	–	–	–	–	–
Japanese Yen (in millions)	6	6	6	4	–	22	1,212	–	1,212	22	1,212
Interest rate	1.7% over JPY LIBOR	1.7% over JPY LIBOR	1.7% over JPY LIBOR	1.7% over JPY LIBOR	–	–	–	–	–	–	–
Philippine Peso (in millions)	–	–	1	1	7	9	483	120	363	8	483
Interest rate	–	–	1% over 91-day T-bill rate	1% over 91-day T-bill rate	1% over 91-day T-bill rate	–	–	–	–	–	–
						2,830	159,470	10,440	149,030	2,873	161,886

Interest rate swap (fixed to floating)
U.S. Dollar (US$125 million)	–	–	–	–	–	(62)	(3,468)	–	–	(62)	(3,468)
Fixed Rate on US$ notional	11.375%	11.375%	11.375%	11.375%	11.375%	–	–	–	–	–	–
Variable Rate on JPY notional	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	8.11% over LIBOR	–	–	–	–	–	–

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of instrument. Financial instruments that are not subject to interest rate risk were not included in the above tables.

Credit Risk

We trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis to reduce our exposure to bad debts.

With respect to credit risk arising from our financial assets, which comprise cash and cash equivalents, trade and other receivables, notes receivable and certain derivative instruments, our exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

We have no significant concentrations of credit risk.

25. Other Matters

a. Interconnection Agreements

PLDT has existing interconnection agreements with nine International Gateway Facilities, or IGF operators, six Inter Exchange Carriers, or IXCs, six Cellular Mobile Telephone Systems, or CMTS operators, 70 LECs (including members of the Philippine Association of Private Telephone Companies, Inc.), and 12 paging and trunk radio operators. These interconnection agreements include provisions for settlement and payment of charges. Settlements with interconnecting IGF operators and CMTS operators for local calls are in the form of access charges. Settlement with interconnecting IXCs and LECs for toll calls are based on hauling and access charges, and to some extent, revenue sharing. Settlement also involves payment of access charges, but settlement for toll calls is on a revenue-sharing basis. LEC to LEC interconnection with hauling from one service area to another service area is settled based on trunk charges, while overlay LEC to LEC interconnection in a given service area is without charges. Paging and trunk radio interconnection settlements are based on fixed charges.

b. U.S. Federal Communications Commission, or U.S. FCC, Ruling versus Philippine Telecommunications Companies

Effective as at February 1, 2003, PLDT stopped terminating traffic sent directly by each of AT&T and MCI, because PLDT’s termination rate agreements with AT&T and MCI lapsed in December 2002 without either agreeing with PLDT on any provisional arrangement or final agreement on new termination rates. In separate orders dated February 7 and 26, 2003, the NTC confirmed that “absent any provisional or interim agreement” with U.S. carriers, there would be no provision of termination services between the parties “who are thereby encouraged to seek other routes or options to terminate traffic to the Philippines.” Upon petitions of AT&T and MCI, on March 10, 2003, the International Bureau of the U.S. FCC issued an Order which directed all facilities-based carriers subject to U.S. FCC jurisdiction to suspend payments for termination services to Philippine carriers, including PLDT, Smart and Subic Telecom, until such time as the U.S. FCC issued a Public Notice that AT&T’s and MCI’s circuits on the U.S.-Philippine route were fully restored. The Order also removed the Philippines from the list of U.S.-international routes approved for the provision of International Simple Resale, or ISR. In response to the International Bureau’s Order, the NTC issued a Memorandum Order dated March 12, 2003, directing all affected Philippine carriers
“(1) not to accept terminating traffic via direct circuits from U.S. facilities-based carriers who do not pay Philippine carriers for services rendered; and (2) to take all measures necessary to collect payments for services rendered in order to preserve the viability, efficiency, sustained growth and development and continued competitiveness of the Philippine telecommunications industry.”

On October 17, 2003, based on negotiations between the NTC and the U.S. FCC to resolve the issue regarding termination rates, the NTC, in the expectation that the U.S. FCC would fully lift the March 10, 2003 Order, lifted its March 12, 2003 Order and directed all Philippine carriers to immediately accept terminating traffic via direct circuits from U.S. facilities-based carriers at mutually acceptable final or interim termination rates and other terms and conditions agreed upon by the parties.

On November 17, 2003, after Smart reached interim agreements with each of AT&T and MCI on September 30 and November 12, 2003, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order with respect to Smart and ordered the U.S. carriers to resume making payments to Smart.

On January 15, 2004, after PLDT reached interim agreements with each of MCI and AT&T and reopened its circuits with these carriers on November 12, 2003 and January 9, 2004, respectively, the International Bureau of the U.S. FCC lifted its March 10, 2003 Order also with respect to PLDT and ordered the U.S. carriers to resume making payments to PLDT.

On May 13, 2004, the U.S. FCC partially dismissed and partially denied applications by Philippine carriers, including PLDT, and certain U.S. carriers for review of the March 10, 2003 Order of the International Bureau of the U.S. FCC. In particular, the U.S. FCC affirmed the March 10, 2003 Order’s finding that “Philippine carriers engaged in collective action to “whipsaw” AT&T and MCI.” The U.S. FCC stated, however, that the findings of the March 10, 2003 Order were not findings under the U.S. anti-trust laws and that the U.S. Department of Justice is independently “investigating the possibility of anticompetitive practices among Philippine carriers under its authority pursuant to U.S. anti-trust laws.” The U.S. FCC also upheld the March 10, 2003 Order in respect of the suspension of payments for termination services to the Philippine carriers pending restoration of the circuits. In addition, the U.S. FCC denied a request to modify the March 10, 2003 Order of the International Bureau of the U.S. FCC to restore the Philippines to the list of U.S.-international routes approved for the provision of ISR. The U.S. FCC stated that it was dismissing this request as moot because of the U.S. FCC’s recently adopted International Settlements Policy Reform Order which eliminated ISR policies.

Although not included in the initial list of countries exempted from the U.S. FCC’s International Settlements Policy, or ISP, the U.S. FCC identified the U.S.-Philippines route as eligible for being removed from the ISP in accordance with its newly established procedures for doing so. Under this procedure, the U.S. FCC asked for public comment on the removal of the Philippines from the ISP. In comments filed in June and July 2004, removal was supported by several Philippine and U.S. carriers, including AT&T and MCI, and was opposed by one U.S. carrier, International Access, Inc. In November 2004, the U.S. FCC exempted a number of additional countries from the ISP, but not the Philippines. Instead, the U.S. FCC stated that it would rule separately regarding the Philippines after reviewing the issues raised by International Access, Inc.

On July 6, 2004, PLDT filed with the U.S. FCC a petition for reconsideration of the U.S. FCC’s May 13, 2004 Order on the grounds that the order should have vacated as moot the International Bureau’s March 10, 2003 Order.

In a decision dated August 15, 2005, the U.S. FCC: (1) denied PLDT’s petition for reconsideration of the May 13, 2004 Order with respect to the finding that PLDT and other Philippine carriers, in raising their rates for termination of international calls from the U.S., “whipsawed” AT&T and MCI; and (2) removed the U.S.-Philippines route from the restrictions of the U.S. FCC’s ISP as applied to the termination of such traffic from the U.S. In so doing, the U.S. FCC also found that separate allegations made by International Access, Inc. against PLDT failed to demonstrate competitive concerns regarding the U.S.-Philippines route that would warrant retaining the restrictions of the ISP.

c. Investigation by the U.S. Department of Justice

In January 2004, PLDT received a grand jury subpoena seeking documents and a PLDT employee was subpoenaed to testify before the grand jury in connection with a criminal investigation being conducted by the U.S. Department of Justice with respect to alleged anti-trust violations relating to the provision of international termination services in the Philippines. The U.S. Department of Justice has also requested testimony and documents from Smart in connection with this investigation. Further, in March 2004, PLDT (U.S.) Ltd., a subsidiary of PLDT Global, received a grand jury subpoena seeking documents, in response to which PLDT (U.S.) Ltd. produced documents. In February 2005, two former employees of PLDT (U.S.) Ltd. testified before the grand jury in the U.S. Department of Justice matter. A PLDT employee was also scheduled to reappear for testimony in February, but his appearance has been postponed. On May 11, 2005, the U.S. Department of Justice informed our legal counsel in Washington, D.C., Covington & Burling, that the U.S. Department of Justice has terminated its antitrust investigation relating to termination rate increases implemented in early 2003 by certain Philippine long distance carriers including PLDT and that no enforcement action will be taken.

d. Strategic Partnership with NTT DoCoMo, Inc.

On January 31, 2006, NTT DoCoMo, Inc., or DoCoMo, agreed to acquire from NTT Communications, Inc., or NTT Communications, 12.6 million common shares of PLDT, representing 7% of PLDT’s outstanding common shares held by NTT Communications, for a consideration equivalent to approximately US$440 million. The consideration was determined based on the 30-day weighted average price of PLDT’s common stock of Php1,825. NTT Communications will retain 12.6 million shares of PLDT with a similar 7% equity shareholding. In connection with DoCoMo’s aforementioned acquisition of PLDT shares, PLDT, First Pacific Company Limited and certain of its affiliates, or the FP Partners, NTT Communications, and DoCoMo entered into a Cooperation Agreement dated January 31, 2006, under which the parties agreed to amend, and grant DoCoMo certain benefits under, the Stock Purchase and Strategic Investment Agreement dated September 28, 1999 (as amended), among PLDT, the FP Parties and NTT Communications, the Shareholders’ Agreement dated March 24, 2000 between the FP Parties and NTT Communications, the Advisory Services Agreement dated March 24, 2000 (as amended) and the Registration Rights Agreement dated March 24, 2000 between PLDT and NTT Communications. DoCoMo and NTT Communications have also agreed certain procedures relating to the exercise and sharing of the benefits of certain rights under the aforestated agreements. In addition, PLDT and DoCoMo agreed to certain strategic business relationships in the field of mobile communications services which, among other things, will enable Smart to offer DoCoMo’s i-mode mobile internet service exclusively to Smart’s subscribers and to collaborate with DoCoMo in the development and roll-out of Smart’s 3G networks using W-CDMA standard.